

Annual Report

We Deliver Innovation That Matters

2024



Dear Fellow Shareholders,

At Novanta, our mission is to be a trusted sole-sourced technology partner to leading global original equipment manufacturers (OEMs), improving end-user productivity in medical and advanced industrial markets. Novanta's proprietary products and technologies are well positioned in applications with long-term secular tailwinds, such as precision manufacturing, robotics and automation, advanced surgery, and precision medicine. Our winning growth strategy is focused on increasing content in these high growth markets through new innovations and design wins with market-leading OEMs, as well as compounding our growth through acquisitions. Our performance has been resilient under multiple geopolitical and macroeconomic scenarios, founded on strong customer relationships, a strong and diversified portfolio, our sticky business model, and our efforts to institutionalize the Novanta Growth System (NGS) deep into our company culture. We believe our playbook will continue to drive robust performance through the economic cycles, and deliver predictable, consistent, long-term growth and shareholder value, no matter the environment.

Novanta achieved solid financial results for the full year 2024, effectively navigating a persistently challenging environment. We delivered $949 million in revenue, representing 8% reported growth, which was driven by the impact of our acquisition of Motion Solutions at the beginning of the year. On an organic[1] basis, sales declined (2%) for the year, due to choppy market demand in life science and industrial end markets. We had strong operating performance, achieving Adjusted Gross Margins of 47%, with our core businesses expanding margins by roughly 120 basis points. Adjusted EBITDA[1] for the full year was $210 million, growing 7% year-over-year. We achieved record Operating Cash Flow of $159 million, up 32% year-over-year.

In the year, we launched 15 new products, and received initial orders from our customers supporting our new product revenue ramp in 2025 and beyond. Some highlights include: launching multiple new next generation smoke-evacuation insufflators with leading medical device OEMs; launching a new endoscopic pump product, with more next generation pumps ready for launch in the near future; launching multiple new components designed for advanced robotics applications such as warehouse automation and humanoid robotics. Across all our end markets, we continue to stay focused on gaining content and share in multiple high-growth application areas, particularly in medical end markets, based on a robust innovation pipeline over the coming years. Based on the strength of these new product launches, we have sustained confidence in Novanta's long-term organic growth outlook.

We continue to invest in our company culture, which we call the Novanta Way. Our focus is on giving our employees a sense of belonging within the company, and on improving employment engagement. One of the most critical aspects of our company culture is using NGS to drive excellence into the many ways we work together. In 2024, we leveraged NGS to enhance performance across our factory teams, commercial organization, R&D, and product management. We doubled the number of Kaizen events and trained over 100 employees as NGS practitioners, driving continuous improvement. These efforts significantly boosted our operations by speeding up product launches, reducing lead times and inventory, improving gross margins, and expanding our commercial funnel with new OEM opportunities. NGS is integral to Novanta's identity, fostering cross functional teamwork and effective problem-solving.

At Novanta, acquisitions remain our number one capital allocation priority. In the last 10 years we have executed 20 transactions and deployed over $1.1 billion of capital. In 2024, we closed the Motion Solutions acquisition, which is an attractive business that makes advanced motion control subsystems, mainly for OEM customers in the life science market. The integration of Motion Solutions has gone smoothly, and we feel the long-term outlook for this business is solid. We maintain a large and exciting pipeline of potential targets and our balance sheet is well positioned for sizeable transactions as we head into 2025.

We have also made some significant organizational changes to better prepare for scaling Novanta organically and inorganically. As of January 2025, we have appointed two Co-Chief Operating Officers to the Novanta Leadership team, who will be responsible for organic growth strategies, driving the Novanta Growth Systems and other enterprise initiatives and for creating a robust organization capability and capacity to receive new acquisitions. The Automation Enabling Technologies segment will be led by Chuck Ravetto. We are also excited to welcome John Lesica to Novanta, who will be responsible for the Medical Solutions segment.

In summary, Novanta delivered solid operating performance in 2024 while navigating a difficult macroeconomic environment. The fundamentals of Novanta are strong, and we remain confident in our strategy, in our portfolio, our exposure to diversified end-markets, and in our ability to generate strong operating cash flows to compound our growth through our targeted acquisition strategy. As we look to 2025, we have three priorities: first, ramp all our planned new products; second, further expand our margins and cashflows using NGS; and third, continue to acquire additional companies that fit our strategy, at attractive returns.

In closing, as always, I would like to thank our customers, our employees, and our shareholders, for their ongoing support. I am particularly grateful to our dedicated Novanta teammates, and am inspired by their persistent efforts to live the Novanta values and go above and beyond our expectations. Our achievements couldn't happen without them.

Yours truly,
/s/ *Matthijs Glastra*
Chair of the Board of Directors and Chief Executive Officer
April 25, 2025

---

(1)   A non-GAAP financial measures. Reconciliations of GAAP to non-GAAP financial measures can be found beginning on page 107.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 001-35083

NOVANTA INC.
(Exact name of registrant as specified in its charter)

New Brunswick, Canada	**98-0110412**
(State or other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification No.)**
125 Middlesex Turnpike	**01730**
Bedford, Massachusetts, USA	**(Zip Code)**
(Address of principal executive offices)	

(781) 266-5700
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	NOVT	The Nasdaq Global Select Market

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   YES ☑ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☑	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   YES ☐ NO ☑

The aggregate market value of the outstanding common shares held by non-affiliates of the Registrant, based on the closing price of the common shares reported on the Nasdaq Global Select Market on the last business day of the most recently completed second fiscal quarter (June 28, 2024) was $4,410,636,958. For purposes of this disclosure, common shares held by officers and directors of the Registrant and by persons who held more than 10% of the Registrant's outstanding common shares have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive.

As of February 17, 2025, there were 35,960,636 shares of the Registrant's common shares, no par value, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's Definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 to be filed with the Securities and Exchange Commission are incorporated by reference in answers to Part III of this Annual Report on Form 10-K.

Auditor Firm Id:	34	Auditor Name:	Deloitte & Touche LLP	Auditor Location:	Boston, Massachusetts, United States
Former Auditor Firm Id:	238	Auditor Name:	PricewaterhouseCoopers LLP	Auditor Location:	Boston, Massachusetts, United States

NOVANTA INC.
FORM 10-K
YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

As used in this report, the terms "we," "us," "our," "Novanta," "NOVT" and the "Company" mean Novanta Inc. and its subsidiaries, unless the context indicates another meaning.

Unless otherwise noted, all dollar amounts in this report are expressed in United States dollars.

The following brand and trade names of the Company are used in this report: Cambridge Technology, Synrad, Laser Quantum, ARGES, WOM, NDS, Med X Change, Reach Technology, JADAK, ThingMagic, Photo Research, Motion Solutions, General Scanning, ATI Industrial Automation, Celera Motion, IMS, MicroE, Applimotion, Zettlex, Ingenia and Westwind.

Cautionary Note Regarding Forward Looking Statements

Except for historical information, the matters discussed in this Annual Report on Form 10-K are forward looking statements that involve risks, uncertainties and assumptions that, if they never materialize or if they prove incorrect, could cause our consolidated results to differ materially from those expressed or implied by such forward looking statements. The Company makes such forward looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Actual future results may vary materially from those projected, anticipated, or indicated in any forward-looking statements as a result of various important factors, including those set forth in Item 1A of this Annual Report on Form 10-K under the heading "Risk Factors." Readers should also carefully review the risk factors described in the other documents that we file with the Securities and Exchange Commission ("SEC") from time to time. In this Annual Report on Form 10-K, the words "anticipates," "believes," "expects," "intends," "future," "estimates," "plans," "could," "would," "should," "potential," "continues" and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward looking statements. Forward looking statements also include the assumptions underlying or relating to any of the forward-looking statements. The forward looking statements contained in this Annual Report include, but are not limited to, statements related to: our belief that the Purchasing Managers Index may provide an indication of the impact of general economic conditions on our sales into the advanced industrial end market; our strategy; anticipated financial performance; expected liquidity and capitalization; drivers of revenue growth and our growth expectations in various markets; management's plans and objectives for future operations, expenditures and product development, and investments in research and development; business prospects; potential of future product releases and expansion of our product and service offerings; anticipated revenue performance; industry trends; market conditions; our competitive positions; the loss of sales, or significant reduction in orders from, any major customers; our ability to contain or reduce costs; changes in economic and political conditions, including increased tariffs, interest rates and inflation; changes in accounting principles; changes in actual or assumed tax liabilities; expectations regarding tax exposures; anticipated reinvestment of future earnings and dividend policy; anticipated expenditures in regard to the Company's benefit plans; future acquisitions, integration and anticipated benefits from acquisitions and dispositions; anticipated economic benefits and expected costs of restructuring programs; ability to repay our indebtedness; our intentions regarding the use of cash; expectations regarding legal and regulatory environmental, social and governance requirements and our compliance thereto; and other statements that are not historical facts. All forward looking statements included in this document are based on information available to us on the date hereof. We will not undertake and specifically decline any obligation to update any forward-looking statements, except as required under applicable law.

Item 1. *Business*

Overview

Novanta Inc. and its subsidiaries (collectively referred to as the "Company", "Novanta", "we", "us", "our") is a leading global supplier of core technology solutions that give medical and advanced industrial original equipment manufacturers ("OEMs") a competitive advantage. We combine deep proprietary technology expertise and competencies in precision medicine, precision manufacturing, robotics and automation, and advanced surgery with a proven ability to solve complex technical challenges. This enables us to engineer core components and sub-systems that deliver extreme precision and performance, tailored to our customers' demanding applications.

The Company was founded and initially incorporated in Massachusetts in 1968 as General Scanning, Inc. ("General Scanning"). In 1999, General Scanning merged with Lumonics Inc. The post-merger entity, GSI Lumonics Inc., continued under the laws of the Province of New Brunswick, Canada. In 2005, the Company changed its name to GSI Group Inc. Through a series of strategic divestitures and acquisitions, the Company transformed from one that was more focused on the semiconductor industry to one that primarily develops and supplies components and sub-systems to OEMs in the medical and advanced industrial markets. The Company changed its name to Novanta Inc. in May 2016.

Strategy

Our strategy is to drive sustainable, profitable growth through short-term and long-term initiatives, including:

- disciplined focus on our diversified business model of providing components and sub-systems to long life-cycle OEM customer platforms in attractive medical and advanced industrial niche markets;

- improving our business mix to increase medical sales as a percentage of total revenue by:

  - introducing new products aimed at attractive medical applications, such as minimally invasive and robotic surgery, ophthalmology, patient monitoring, drug delivery, clinical laboratory testing and life science equipment;

- deepening our key account management relationships with and driving cross selling of our product offerings to leading medical equipment manufacturers; and

- pursuing complementary medical technology acquisitions;

- increasing our penetration of high growth advanced industrial applications, such as laser materials processing, intelligent end-of-arm robotic technology solutions, robotics, laser additive manufacturing, automation and metrology, by working closely with OEM customers to launch application specific products that closely match the requirements of each application;

- broadening our portfolio of enabling proprietary technologies and capabilities through increased investment in new product development, and investments in application development to further penetrate existing customers, while expanding the applicability of our solutions to new markets;

- broadening our product and service offerings through the acquisition of innovative and complementary technologies and solutions in medical and advanced industrial technology applications;

- expanding sales and marketing channels to reach new target customers;

- improving our existing operations to expand profit margins and improve customer satisfaction by implementing lean manufacturing principles, strategic sourcing across our major production sites, and optimizing and limiting the growth of our fixed cost base; and

- attracting, retaining, and developing world-class talented and motivated employees.

Recent Developments

On January 2, 2024, we completed the acquisition of Motion Solutions Parent Corp. ("Motion Solutions"), an Irvine, California based provider of highly engineered integrated solutions, specializing in proprietary precision motion and advanced motion control solutions, for a total purchase price of $192.0 million in cash, net of working capital adjustments. The acquisition was financed with borrowings under our revolving credit facility. The addition of Motion Solutions enhances our product portfolio and further expands our presence in attractive medical and precision medicine applications. The Motion Solutions acquisition is included in our Medical Solutions reportable segment.

Business Environment

In recent years, the global economy has faced significant challenges, including inflation, supply chain disruptions, business slowdowns, labor shortages, and market volatility. We address macroeconomic challenges by continuing to execute our strategy. There have been improvements in the supply chain with better on-time deliveries, and recent efforts have successfully addressed talent shortages. However, uncertainty remains about overall macroeconomic conditions due to geopolitical tensions and possible changes in trade policies.

Economic tensions and changes in trade policies, such as higher tariffs, retaliatory measures, renegotiated free trade agreements, changes in government funding, and the ongoing impact from prolonged inflationary pressures could impact the global market for our products. In addition, we continue to monitor geopolitical conflict in Israel, Russia and Ukraine for any potential impact on our businesses.

Acquisitions

We continuously evaluate our business mix and financial performance and have executed a series of acquisitions in line with our strategy. The following table summarizes significant acquisitions since 2014:

Company	Year of Acquisition	Total Purchase Price (in millions)
Motion Solutions Parent Corp.	2024	$ 192.0
MPH Medical Devices S.R.O.	2022	$ 22.6
ATI Industrial Automation, Inc.	2021	$ 223.9
Schneider Electric Motion USA, Inc.	2021	$ 118.6
ARGES GmbH	2019	$ 73.2
Zettlex Holdings Limited	2018	$ 32.0
Laser Quantum Limited (24%)[1]	2018	$ 45.1
Laser Quantum Limited (35%)	2017	$ 31.1
W.O.M. World of Medicine GmbH	2017	$ 134.9
JADAK LLC	2014	$ 94.8

[1] After the acquisition of the remaining (approximately 24%) noncontrolling interests of Laser Quantum Limited ("Laser Quantum") in September 2018, we owned 100% of the outstanding equity of Laser Quantum.

Segments

During the fourth quarter of 2024, we updated our organizational structure and re-aligned our financial reporting structure under two reportable segments: Automation Enabling Technologies and Medical Solutions. Prior to the reorganization, the Company's historical reportable segments were: Precision Medicine and Manufacturing, Robotics and Automation, and Medical Solutions. Prior period segment financial information has been recast to align with the new reportable segments.

Our reportable segments have been identified based on commonality and adjacency of end markets and customers amongst our individual product lines. We evaluate the performance of, and allocate resources to, our segments based on revenue, gross profit and operating profit. The following table shows the external revenues, gross profit margin and operating profit for each of the segments for the years ended December 31, 2024, December 31 2023, and December 31, 2022 (dollars in millions):

	2024			2023			2022		
	Revenue	Gross Profit Margin	Operating Profit	Revenue	Gross Profit Margin	Operating Profit	Revenue	Gross Profit Margin	Operating Profit
Automation Enabling Technologies	$ 490.6	47.9%	$ 106.4	$ 499.2	47.0%	$ 96.3	$ 534.1	45.9%	$ 105.4
Medical Solutions	$ 458.6	41.4%	$ 57.5	$ 382.4	44.7%	$ 63.3	$ 326.8	42.5%	$ 46.9

See Note 18 to Consolidated Financial Statements for additional financial information about our reportable segments.

Automation Enabling Technologies

The Automation Enabling Technologies segment designs, manufactures and markets laser beam delivery components, laser beam delivery solutions, CO_2 lasers, solid state lasers, ultrafast lasers, optical and inductive encoders, precision motors, integrated stepper motors, servo drives, motion control solutions, intelligent robotic end-of-arm technology solutions, and air bearing spindles to customers worldwide. The segment serves highly demanding applications for advanced industrial processes, advanced industrial and medical robotics, other medical and life science automation applications, and medical laser procedures such as ophthalmology applications. The vast majority of the segment's product offerings are sold to OEM customers. The segment sells the majority of these products directly, utilizing a highly technical sales force, and also sells some indirectly, through resellers and distributors.

The Automation Enabling Technologies segment is comprised of the following eight product lines:

Product Lines	Key End Markets	Brand Names	Description
Laser Beam Delivery Components	Advanced Industrial and Medical	Cambridge Technology	Galvanometer and polygon optical scanning components that provide precise control and delivery of laser beams through motorized manipulation of mirrors and optical elements and are integrated by OEM manufacturers with their controlling hardware and software. Advanced industrial applications include additive manufacturing, packaging converting, laser marking, micromachining and metrology. Medical applications include optical coherence tomography imaging, microscopy, and laser-based vision correction.
Laser Beam Delivery Solutions	Advanced Industrial and Medical	Cambridge Technology, Synrad, Laser Quantum	Galvanometer and polygon optical scan heads that provide precise control and delivery of laser beams through motorized manipulation of mirrors and optical elements in multi-axis scan heads, highly integrated scanning subsystems, and controlling hardware and software. Advanced industrial applications include additive manufacturing, packaging converting, laser marking, micromachining and metrology. Medical applications include optical coherence tomography imaging, microscopy, super-resolution imaging, and laser-based vision correction.
CO_2 ,Solid State and Ultrafast Lasers	Advanced Industrial	Synrad, Laser Quantum	Continuous and pulsed CO_2 lasers with power ranges from 5 to 400 watts. Diode-pumped solid-state lasers and ultrafast lasers in the visible to near-infrared. Applications include coding, marking, engraving, cutting and trimming of non-metals, fine materials processing, additive manufacturing, packaging converting, microscopy, micromachining, super-resolution imaging and medical applications in dental and dermatology.
Optical and Inductive Encoders	Advanced Industrial and Medical	Celera Motion, Zettlex	Optical and inductive encoders for precision motion control and sensing in semiconductor and electronics manufacturing, industrial and medical robotics, metrology, satellite communications, autonomous vehicles, medical devices, and laboratory and diagnostics equipment.
Precision Motors and Integrated Stepper Motors	Advanced Industrial and Medical	Celera Motion, Applimotion, IMS	Direct drive motor components, integrated motion control solutions, and integrated motion sub-assemblies for precision motion control in semiconductor and electronics manufacturing, industrial and medical robotics, autonomous vehicles, automation equipment, metrology, satellite communications, agricultural robotics, medical devices, and laboratory and diagnostics equipment.
Servo drives and motion control solutions	Advanced Industrial and Medical	Celera Motion, Ingenia	Precision motion servo drives and control software used in industrial robotics, medical robotics, autonomous vehicles, satellite communications, and medical equipment.
Intelligent robotic end-of-arm technology solutions	Advanced Industrial and Medical	ATI	Robotic accessories and end-of-arm tooling, including tool changers, multi-axis force torque sensors, utility couplers, material removal tools, collision sensors, and compliance devices. Applications include advanced industrial and medical robotics.
Air Bearing Spindles	Advanced Industrial	Westwind	High-speed and precision air bearings and air bearing spindles. Applications include printed circuit board ("PCB") manufacturing, automotive coating, and semiconductor manufacturing equipment.

Medical Solutions

The Medical Solutions segment designs, manufactures and markets a range of medical grade technologies, including medical insufflators and endoscopic pumps and related disposables, laser beam delivery solutions, video processing and streaming and capture, machine vision technologies, radio frequency identification ("RFID") technologies, barcode identification technologies, thermal chart recorders, light and color measurement technologies, touch panel displays, and advanced motion control solutions. The vast majority of the segment's product offerings are sold to OEM customers. The segment sells the majority of these products directly, utilizing a highly technical sales force, and also sells some indirectly, through resellers and distributors.

The Medical Solutions segment is comprised of the following ten product lines:

Product Lines	Key End Markets	Brand Names	Description
Medical Insufflators, Endoscopic Pumps and related disposables	Medical	WOM	Insufflators, endoscopic pumps, and related disposables, and other accessories for minimally invasive surgery.
Video Processing and Streaming and Capture	Medical	NDS, Med X Change	Imaging management, including real-time distribution, documentation, control, recording, and streaming for surgical applications. High definition wireless transmission of video in minimally invasive surgical equipment.
Touch Panel Displays	Medical and Advanced Industrial	Reach Technology	Embedded capacitive and resistive touch panel technology that delivers high-performance solutions.
Machine Vision	Medical and Advanced Industrial	JADAK	Camera-based machine vision products and solutions used for image analysis within medical devices and advanced industrial applications.
RFID Technologies	Medical and Advanced Industrial	JADAK, ThingMagic	RFID technologies via High-Frequency (HF) and Ultra-High Frequency (UHF) readers, writers and antennas for applications such as surgical part tracking and counterfeit detection.
Barcode Identification	Medical and Advanced Industrial	JADAK	Embedded and handheld data collection products for barcode identification.
Thermal Chart Recorders	Medical	JADAK	Rugged thermal chart recorders for patient monitoring, defibrillator equipment, blood gas analyzers, and pulse oximeters.
Light and Color Measurement	Advanced Industrial	Photo Research	Light and color measurement devices, including spectroradiometers, photometers, and color characterization software, used in research and development and quality control testing.
Laser Beam Delivery Solutions	Medical	Laser Quantum	Optical light engine products that integrate lasers into light engines with full beam parameter control. Applications include DNA sequencing.
Advanced Motion Control Solutions	Medical and Advanced Industrial	Motion Solutions	High-precision, customized subsystems and components, specializing in proprietary precision motion and advanced motion control solutions.

End Markets

We primarily operate in two end markets: the medical market and the advanced industrial market.

Medical Market

For the year ended December 31, 2024, the medical market accounted for approximately 55% of our revenue. Revenue from our products sold to the medical market is generally affected by hospital, life science, and other healthcare provider capital spending, growth rates of surgical procedures, changes in regulatory requirements and laws, demand levels for life science automation technology, aggregation of purchasing by healthcare networks, changes in technology requirements, timing of OEM customers' product development and new product launches, changes in customer or patient preferences, and general demographic trends.

Advanced Industrial Market

For the year ended December 31, 2024, the advanced industrial market accounted for approximately 45% of our revenue. Revenue from our products sold to the advanced industrial market is affected by a number of factors, including changing technology requirements and preferences of our customers, productivity or quality investments in a manufacturing environment, the financial condition of our customers, changes in regulatory requirements and laws, and general economic conditions. We believe that the Purchasing Managers' Index on manufacturing activities specific to different regions around the world may provide an indication of the impact of general economic conditions on our sales into the advanced industrial market.

Customers

We have a diverse group of customers that includes companies that are global leaders in the medical and advanced industrial markets. Many of our customers participate in several market industries. During the years ended December 31, 2024 and December 31, 2023, revenue from an OEM customer primarily in the medical end market accounted for approximately 10% of our consolidated revenue. No customer accounted for 10% or more of our consolidated revenue during the year ended December 31, 2022.

Our customers include many OEMs who integrate our products into their systems for sale to end users. A typical OEM customer will usually evaluate our products and our ability to provide application knowledge and expertise, post-sales application support, supply chain management over long durations, manufacturing capabilities, product quality, global presence, and product customization before deciding to incorporate our products into their products or systems. Customers generally choose suppliers based on several factors, including product performance, reliability, application support, price, breadth of the supplier's product offerings, the financial condition of the supplier, and the geographical coverage offered by the supplier. Once certain products have been designed into a given OEM customer's product or system, there are generally significant barriers to subsequent supplier changes until the end of the product or system life cycle, especially in the medical market.

Seasonality

While our revenues are not highly seasonal on a consolidated basis, sales from some of our individual product lines are impacted in the first quarter by the lower seasonal spending patterns of our customers due to their annual capital budgeting cycles.

Backlog

As of December 31, 2024 and December 31, 2023, our consolidated backlog was approximately $445.5 million and $473.1 million, respectively. Most orders included in backlog represent open orders for products and services that, based on management's projections, have a reasonable probability of being delivered over the subsequent twelve months. The ability to reschedule orders included in backlog varies depending on the customer and the order. Management believes that backlog typically is not a complete indicator of future business prospects for any of our reportable segments due to the ability of customers to reschedule orders based on their updated demand, changes in customer order lead times, and potential fluctuations in our supply chain and manufacturing capacity. Therefore, backlog as of any date should not be relied upon as a complete indicator of our revenues for any future period.

Manufacturing

The majority of our manufacturing functions are performed internally, while a relatively small portion of our manufacturing processes are outsourced to highly qualified third parties primarily for cost related reasons.

Products offered by our Automation Enabling Technologies segment are manufactured at facilities in Apex, North Carolina; Bedford, Massachusetts; Marlborough, Connecticut; Mukilteo, Washington; Rocklin, California; Suzhou, China; and Taunton and Manchester, United Kingdom. Products offered by our Medical Solutions segment are primarily manufactured at facilities in Irvine, California; Mukilteo, Washington; Syracuse, New York; Ludwigsstadt, Germany; Manchester, United Kingdom, and Přelouč, Czech Republic.

The majority of our products are produced in manufacturing operations certified under either ISO 9001 certification or ISO 13485 certification. All of our manufacturing operations have been certified under ISO 14001. More than 80% of our manufacturing operations are certified under ISO 45001. Certain products, including medical insufflators and endoscopic pumps and related disposables, are manufactured under current good manufacturing practices ("cGMPs"), which is a requirement for medical devices by the United States Food and Drug Administration (the "FDA").

Marketing, Sales and Distribution

We sell our products globally, primarily through our direct sales force. We also use distributors, including manufacturers' representatives, to either augment our selling effort or serve a local market where we have no direct sales force. Our local sales, applications, and service teams and our distributors work closely with our customers to ensure customer satisfaction with our products. We have sales and service centers located in the United States, Europe and Asia.

To support our sales efforts, we maintain and continue to invest in a number of application centers around the world, where our application experts work closely with customers on integrating and using our solutions in their equipment. We currently maintain service and application centers in the United States, Europe and Asia.

Competition

We encounter strong competition in virtually all the markets, applications, and technologies we serve. Due to the wide and diverse range of products and technologies, we face many different types of competitors and competition. Our competitors range from large foreign and domestic organizations, which produce a comprehensive array of goods and services, to small organizations producing a limited number of highly specialized products or services for specialized applications. The competitive climate of many of the end market applications we serve is characterized by rapidly evolving technology and customer demands that require continuous investments by us. Our competitive success requires advances in technology and product performance, improved price-for-performance ratios, demonstrated increased throughput performance for our customers' products, lower total cost of ownership, product quality, depth of our application knowledge and expertise, reputation amongst customers, customer service and technical support, speed to market, geographical presence, and deep customer relationships.

We believe that our products offer many competitive advantages for our customers and the breadth of our technologies gives us deep applications knowledge to better serve our customers' needs.

Raw Materials, Components and Supplies

Each of our businesses uses a wide variety of raw materials, components and parts that are generally available from alternative sources of supply and in adequate quantities from domestic and foreign sources. In some instances, we are able to design and/or re-engineer the parts and components used in our products in case of supply chain shortages. For certain raw materials, components and parts used in the production of some of our principal products, we have identified only a limited number of suppliers or, in some instances, a single source of supply. We also rely on a limited number of suppliers to manufacture subassemblies for some of our products.

For a further discussion of the importance and risks associated with our supply chain, see applicable risk factors under Item 1A of this Annual Report on Form 10-K.

Patents and Intellectual Property

We rely upon a combination of copyrights, patents, trademarks, trade secret laws and restrictions on disclosure to protect our intellectual property rights. We hold many registered and pending patents in the United States and other countries. In addition, we also have trademarks registered in the United States and other countries. We will continue to actively pursue applications for new patents and trademarks as we deem appropriate. However, there can be no assurance that any other patents will be issued to us or that such patents, if and when issued, will provide any protection or benefit to us.

Although we believe that our patents and pending patent applications are important, we rely upon several additional factors that are essential to our business success, including: market position, technological innovation, know-how, application knowledge and product performance. However, there can be no assurance that we will be able to sustain these advantages. Considering the diversified nature of our businesses, we do not believe that any individual patent is material to our business as a whole.

We also protect our proprietary rights by controlling access to our proprietary information and by maintaining confidentiality agreements with our employees, consultants, and certain customers and suppliers. For a further discussion of the importance of risks associated with our intellectual property rights, see applicable risk factors under Item 1A of this Annual Report on Form 10-K.

Human Capital

We believe that our employees are our most important asset. The Chief Human Resources Officer ("CHRO") is responsible for developing and executing our human capital strategy. This includes the acquisition, development, and retention of talent to deliver on our strategy as well as the design of employee compensation and benefits, and inclusion and belonging initiatives. The Chief

Executive Officer ("CEO") and the CHRO regularly update our board of directors on the operation and status of these human capital activities, including, but not limited to, talent management, talent development, and succession planning. As of December 31, 2024, we employed approximately 3,000 people, of which approximately 41% were in the United States, 50% in Europe, and 9% in Asia. We win with our customers by delivering new technology innovations through our engineering teams of approximately 650 employees.

We believe that our employees have a meaningful role in helping us develop our culture. We utilize survey feedback mechanisms to measure employee engagement and organizational health. This enables us to gain insight into our current status and identify areas where we can improve. We have conducted six surveys of our entire employee population since 2018. We compare our employee engagement and organizational health scores against benchmark populations within our survey vendor's database. Our employee satisfaction score in the most recent survey in February 2024 was 95% of the benchmark score. This is an improvement of 5 percentage points compared to 2023. Following each survey cycle, we review the results with our teams across the Company and develop specific action plans based on the feedback we receive. We implement our action plans with the goal of improving our overall organizational health and employee engagement.

All employees are responsible for upholding the Novanta Code of Ethics and Business Conduct, which is important in delivering on our strategy. We maintain a compliance hotline for the confidential reporting of any suspected policy violations or unethical business conduct on the part of our businesses, employees, officers, directors, suppliers, or customers. We provide training and education to our global workforce with respect to our Code of Ethics and Business Conduct, anti-bribery and anti-corruption policies, data privacy regulations and workplace harassment on an annual basis.

The Novanta Way

The Novanta Way defines our performance culture and begins with building cohesive teams based on trust, commitment, and accountability. Inclusion and belonging are an important part of our culture and are leader led and embedded into our ways of working. Our aim is to foster a collaborative and inclusive workplace, reflected in our governance, leadership, and technical expertise at all levels in the organization. Our policy is to not tolerate discrimination and harassment. We expect our teams to respect our core values and conduct themselves ethically at all times in accordance with the Novanta Code of Ethics and Business Conduct.

As of December 31, 2024, our board of directors was comprised of 56% men and 44% women. Individuals from underrepresented groups (defined as individuals who self-identify as Black, African American, Hispanic or Latino, Asian, Native American, Alaskan Native, Native Hawaiian or Pacific Islander, or two or more races or ethnicities) continued at 11% representation on our board of directors as of December 31, 2024.

During 2024, we included a series of strategic initiatives designed to foster an inclusive workforce with employees from all backgrounds. We remain committed to enhancing our recruiting processes to engage applicants from all communities. In 2024, we continued to find venues to connect with and identify qualified candidates from all backgrounds for our final interview slates.

We continue to foster an inclusive culture and promote lifelong learning by offering cultural awareness events and celebrations and integrate them into our standard work.

Our Culture Council continues to support our Employee Resources Groups ("ERGs") and Affinity Groups ("AG") to increase inclusion and sense of belonging among our employees leading to greater employee engagement. Our ERGs and Affinity Groups are open to all employees.

Our Localization and Development Working Team collaborated with our business units on NovantaCARES, our voluntary community outreach program, to support marginalized and underserved communities and to protect the environment. Additionally, they supported our ERGs and Affinity Groups sponsoring our first annual ERG Festival held at 13 sites around the globe. The festival created greater awareness and aided in membership recruitment to drive greater inclusion and belonging.

Compensation and Benefits

We strive to provide market competitive compensation, benefits and services that help meet the varied needs of our employees. In addition to salaries and wages, these programs, which vary by country, can include annual bonuses, sales bonus plans, stock-based compensation awards, defined contribution retirement savings plans with company matching contributions, healthcare and other insurance benefits, flexible spending accounts, health savings accounts with company matching contributions, flexible time off, paid time off, paid family leave, and tuition assistance. Certain U.S. facilities have a dedicated medical professional on site to provide basic and preventative healthcare services to employees, provide general first aid, assess employee health risks, and promote overall employee health. Additionally, all U.S. employees and their families have access to video and telephonic Telemedicine support seven days a week, twenty-four hours a day. Our bonus and variable sales compensation plans allow for higher payouts when goals are exceeded and lower or no payouts when goals are not achieved as planned.

Growth and Development

We invest significant resources to develop the talent needed to remain at the forefront of innovation and make Novanta an employer of choice. In certain countries, we offer college tuition reimbursement for eligible employees for undergraduate and graduate studies. Novanta University is a company-wide learning management program that includes both internal and external training courses. We leverage the Novanta University processes and learning content to ensure all new employees have a common and complete onboarding experience. Our people leaders, with the support of our human resources organization, are accountable for ensuring that the onboarding process is complete and effective. In addition to Novanta University, we utilize our Novanta Growth System, which provides processes, tools, and training with a focus on continuous improvement.

In 2024, we continued with Leadership Development programs for our front-line and mid-level leaders.

NovantaCARES - Voluntary Community Support

We provide every employee with one paid day-off per year to volunteer at non-profit organizations supporting social charities or the environment. During 2024, approximately 33% of our employees participated in at least one NovantaCARES event, which was an increase of 8 percentage points compared to 2023.

Safety and Wellbeing of Our Employees

We provide mandatory safety training in our facilities, which are designed to focus on empowering our employees with the knowledge and tools they need to make safe choices and to mitigate risks. In further support of our employees, we offer a global health and wellness resource center, "NovantaWELL". The resource center is a central information hub for all employees, with country-specific information on physical and mental health and wellness.

Government Regulation

Our current and contemplated activities and the products and processes that will result from such activities are subject to substantial government rules and regulations, both in the United States and internationally. Such rules and regulations are subject to change by the governing agencies, and we monitor those changes closely.

Environmental Regulations

Most of our production facilities are subject to various federal, state, local, and/or foreign environmental regulations related to the use, storage, handling, and disposal of regulated materials, chemicals, and certain waste products.

We may face increasing complexity in our product designs and procurement operations due to the evolving nature of product compliance standards. Those standards may impact the material composition of our products entering specific markets. Such regulations went into effect in the European Union ("EU") in 2006 ("The Restriction of Hazardous Substances Directive" ("RoHS")) and in 2007 ("Registration, Evaluation, Authorisation and Restriction of Chemicals" ("REACH")), and in China in 2007 ("Management Methods for Controlling Pollution Caused by Electronic Information Products Regulation" ("China-RoHS")).

Our capital expenditures, earnings, and competitive position have not been, and are not expected to be, materially affected by our compliance with federal, state, local and foreign environmental provisions that have been enacted or adopted to regulate the discharge of materials into the environment.

Medical Device Regulations

Certain products manufactured by us are integrated into systems by our customers that are subject to regulation by the Federal Food and Drug Administration (the "FDA") and foreign regulatory authorities. We must comply with certain quality control measurements in order for our products to be effectively used in our customers' end products. Non-compliance with quality control measurements could result in fines, penalties, and loss of business with our customers.

We are also subject to certain medical device regulations. Medical devices are subject to extensive and rigorous regulation by the FDA and other federal, state, local and foreign authorities as well as notified bodies. In the United States, the Federal Food, Drug and Cosmetic Act (the "FDCA") and related regulations govern the conditions of safety, efficacy, clearance, approval, manufacturing, quality system requirements, labeling, packaging, distribution, storage, recordkeeping, reporting, marketing, advertising, and promotion of medical devices.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the U.S. requires either FDA clearance of a 510(k) premarket notification or approval of a premarket approval application ("PMA"). Under the FDCA, medical devices are classified into one of three classes - Class I, Class II or Class III - depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA's General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (the "QSR"), facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA's General Controls and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA, requesting permission to commercially distribute the device. The FDA's permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA's premarket notification and clearance process in order to be commercially distributed. In many cases, our customers are responsible for compliance with the FDA's requirements applicable to medical devices. However, we also currently market certain Class II medical device products independently that are subject to these requirements.

510(k) Marketing Clearance Pathway

To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is "substantially equivalent" to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or Class I, or a device that was found substantially equivalent through the 510(k) process. The FDA's 510(k) clearance process usually takes from nine to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "de novo" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, a de novo classification or PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer's determination. Many minor modifications are accomplished by a letter-to-file in which the manufacturer documents the change in an internal letter-to-file. The letter-to-file is prepared by the manufacturer in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. In these circumstances, we may also be subject to significant regulatory fines or penalties.

Post-market Regulations

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

- establishment registration and device listing with the FDA;

- QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

- labeling and marketing regulations, which require that promotion is truthful, not misleading and fairly balanced, provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;

- FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

- clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of the cleared devices;

- medical device reporting regulations, which require that a manufacturer report to the FDA if a device that it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

- correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

- requirements governing Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA's Global Unique Device Identification Database;

- the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

- post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data on the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and a complaints file. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

- warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

- recalls, withdrawals, or administrative detention or seizure of our products;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;

- withdrawing 510(k) clearances or PMA approvals that have already been granted;

- refusal to grant export or import approvals for our products; or

- criminal prosecution.

Regulation of Medical Devices in the European Union and U.K.

The EU has adopted specific directives and regulations regulating the design, manufacture, clinical investigation, conformity assessment, labeling and adverse event reporting for medical devices.

Until May 25, 2021, medical devices were regulated by the Council Directive 93/42/EEC ("EU Medical Devices Directive") which has been repealed and replaced by Regulation (EU) No 2017/745 ("EU Medical Devices Regulation"). Our current certificates have been granted and renewed under the EU Medical Devices Directive. In accordance with its recently extended transitional provisions, both (i) devices lawfully placed on the market pursuant to the EU Medical Devices Directive prior to May 26, 2021 and (ii) legacy devices lawfully placed on the EU market after May 26, 2021 in accordance with the EU Medical Devices Regulation transitional provisions may generally continue to be made available on the market or put into service, provided that the requirements of the transitional provisions are fulfilled. However, as of May 26, 2021, some of the EU Medical Devices Regulation requirements apply in place of the corresponding requirements of the EU Medical Devices Directive with regard to registration of economic operators and of devices, post-market surveillance, market surveillance and vigilance requirements. Pursuing marketing of medical devices in the EU will notably require that our devices be certified under the new regime set forth in the EU Medical Devices Regulation described below.

In the EU, there is currently no premarket government review of medical devices. However, all medical devices placed on the EU market must meet general safety and performance requirements, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety.

Compliance with the general safety and performance requirements is a prerequisite for European conformity marking ("CE mark") without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with the general safety and performance requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product's technical dossiers and the manufacturer's quality system (the notified body must presume that quality systems which implement the relevant harmonized standards, such as ISO 13485:2016 for Medical Devices Quality Management Systems, conform to these requirements). If satisfied that a relevant product conforms to the relevant essential requirements, a notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, a new audit will be required by the notified body before it will renew the relevant certificate(s).

The EU Medical Devices Regulation requires that before placing a device, other than a custom-made device, on the market, manufacturers (as well as other economic operators such as authorized representatives and importers) must register by submitting identification information to the electronic system (EUDAMED), unless they have already registered. The information to be submitted by manufacturers (and authorized representatives) also includes the name, address and contact details of the person or persons responsible for regulatory compliance. The new Regulation also requires that before placing a device, other than a custom-made device, on the market, manufacturers must assign a unique identifier to the device and provide it along with other core data to the unique device identifier ("UDI") database. These new requirements aim at ensuring better identification and traceability of the devices. Each device – and as applicable, each package – will have a UDI composed of two parts: a device identifier ("UDI-DI"), specific to a device, and a production identifier ("UDI-PI") to identify the unit producing the device. Manufacturers are also notably responsible for entering the necessary data on EUDAMED, which includes the UDI database, and for keeping it up to date. Certain obligations for registration in EUDAMED are expected to become applicable in Q1 2026 (as EUDAMED is not yet fully functional). Until EUDAMED is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply for the purpose of meeting the obligations laid down in the provisions regarding exchange of information, including, and in particular, information regarding registration of devices and economic operators.

All manufacturers placing medical devices into the market in the EU must comply with the EU medical device vigilance system which has been reinforced by the EU Medical Devices Regulation. Under this system, serious incidents and Field Safety Corrective Actions ("FSCAs") required to be taken by manufacturers must be reported to the relevant authorities of the EU member states. These reports will have to be submitted through EUDAMED – once functional – and aim to ensure that, in addition to reporting to the relevant authorities of the EU member states, other actors such as the economic operators in the supply chain will also be informed. Until EUDAMED is fully functional, the corresponding provisions of the EU Medical Devices Directive continue to apply. Manufacturers are required to take FSCAs, which are defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. A serious incident is any malfunction or deterioration in the characteristics or performance of a device on the market (e.g., inadequacy in the information supplied by the manufacturer, undesirable side-effect), which, directly or indirectly, might lead to either the death or serious deterioration of the health of a patient, user, or other persons, or to a serious public health threat. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. FSCAs must be communicated by the manufacturer or its legal representative to its customers and/or to the end users of the device through Field Safety Notices. For similar serious incidents that occur with the same device or device type and for which the root cause has been identified or a FSCA implemented or where the incidents are common and well documented, manufacturers may provide periodic summary reports instead of individual serious incident reports.

The advertising and promotion of medical devices is subject to some general principles set forth in EU legislation. According to the EU Medical Devices Regulation, only devices that are CE marked may be marketed and advertised in the EU in accordance with their intended purpose. Directive 2006/114/EC concerning misleading and comparative advertising and Directive 2005/29/EC on unfair commercial practices, while not specific to the advertising of medical devices, also apply to the advertising thereof and contain general rules, for example, requiring that advertisements are evidenced, balanced and not misleading. Specific requirements are defined at a national level. EU member states' laws related to the advertising and promotion of medical devices, which vary between jurisdictions, may limit or restrict the advertising and promotion of products to the general public and may impose limitations on promotional activities with healthcare professionals.

Many EU member states have adopted specific anti-gift statutes that further limit commercial practices for medical devices, in particular vis-à-vis healthcare professionals and organizations. Additionally, there has been a recent trend of increased regulation of payments and transfers of value provided to healthcare professionals or entities and many EU member states have adopted national "Sunshine Acts" which impose reporting and transparency requirements (often on an annual basis), similar to the requirements in the United States, on medical device manufacturers. Certain countries also mandate implementation of commercial compliance programs.

In the EU, regulatory authorities have the power to carry out announced and, if necessary, unannounced inspections of companies, as well as suppliers and/or sub-contractors and, where necessary, the facilities of professional users. Failure to comply with regulatory requirements (as applicable) could require time and resources to respond to the regulatory authorities' observations and to implement corrective and preventive actions, as appropriate. Regulatory authorities have broad compliance and enforcement powers and, if such issues cannot be resolved to their satisfaction, can take a variety of actions, including untitled or warning letters, fines, consent decrees, injunctions, or civil or criminal penalties.

The aforementioned EU rules are generally applicable in the European Economic Area ("EEA"), which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

United Kingdom

Since January 1, 2021, the Medicines and Healthcare Products Regulatory Agency ("MHRA") has become the sovereign regulatory authority responsible for the medical device market in Great Britain (i.e. England, Wales and Scotland). The regulations on medical devices in Great Britain continue to be based largely on the two EU Directives (the EU Medical Devices Directive and Directive 90/385/EEC, or "EU Active Implantable Medical Devices Directive") which preceded the EU Medical Devices Regulation, as implemented into national law by the Medical Devices Regulations 2002 ("SI 2002 No 618", as amended) ("UK Medical Devices Regulations"). However, under the terms of the Ireland/Northern Ireland Protocol, the EU Medical Devices Regulation applies to Northern Ireland.

Furthermore, on December 16, 2024, the UK government published an amendment to the UK Medical Devices Regulations to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025 and aims to facilitate greater traceability of incidents and trends enabling the MHRA to act swiftly when needed to address safety issues and support the entire health system in better protecting patients. Additional legislation is expected to be implemented in 2026 and aims to enable greater international collaboration and practices, with more patient-centered, proportionate requirements for medical devices which are responsive to technological advances.

Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, Class I (non-sterile, non-measuring or non-re-useable) medical devices need to be "UKCA" self-certified, and other medical devices need to be "UKCA" certified by a UK approved body. However, certain medical devices in compliance with: (1) the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028; or (2) the EU Medical Devices Regulation can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2030.

For further information regarding EU and UK healthcare laws and regulations that our operations are subject to, see "Item 1A. Risk Factors—Risks Relating to Our Business— We are subject to extensive and dynamic medical device regulations, which may impede or hinder the approval, certification or sale of our products and, in some cases, may ultimately result in an inability to obtain approval or certification of certain products or may result in the recall or seizure of previously approved or certified products."

Other Healthcare Laws and Regulations

In the United States and other jurisdictions where we operate our business, there are healthcare laws and regulations that constrain our business operations, including our sales, marketing and promotional activities, and that limit the kinds of arrangements we may have with customers, physicians, healthcare entities and others in a position to purchase or recommend our products or other products or services we may develop and commercialize. Such laws include, without limitation, U.S. federal and state anti-kickback, fraud and abuse, false claims, pricing reporting, and physician payment transparency laws and regulations regarding drug pricing and payments or other transfers of value made to physicians and other licensed healthcare professionals as well as similar foreign laws in the jurisdictions outside the United States. Violations of these laws may result in substantial civil penalties, including treble damages, and criminal penalties, including imprisonment, fines, the curtailment or restructuring of our operations, and exclusion from participation in governmental healthcare programs.

Data Privacy and Security Laws and Regulations

Numerous state, federal and foreign laws govern the collection, dissemination, use, access to, confidentiality, and security of personal information, including health-related information. In the United States, numerous federal and state laws and regulations, including data breach notification laws, health information privacy and security laws that govern the collection, use, disclosure, and protection of health-related and other personal information, including HIPAA, could apply to our operations or the operations of our customers. In addition, certain state and non-U.S. laws, such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the "CCPA"), and the General Data Protection Regulation ("GDPR"), govern the privacy and security of personal information, including health-related information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to make compliance efforts more challenging, and can result in investigations, proceedings, or actions that lead to significant penalties and restrictions on data processing.

Other Information

We maintain a website with the address *https://www.novanta.com*. We are not including the information contained on our website as part of, or incorporating it by reference into, this Annual Report on Form 10-K. We make available for download, free of charge through our website (*https://investors.novanta.com*), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, and amendments to these reports as soon as reasonably practicable after we electronically file these materials with, or otherwise furnish them to, the Securities and Exchange Commission ("SEC"). In addition, our reports and other information are filed with securities commissions or other similar authorities in Canada and are available over the Internet at https://www.sedar.com.

Item 1A. *Risk Factors*

The following risk factors could have a material adverse effect on our business, financial position, results of operations and cash flows and could cause the market value of our common shares to fluctuate or decline. These risk factors may not include all of the important factors that could affect our business or that could cause our future financial results to differ materially from historical or expected results or cause the market price of our common shares to fluctuate or decline.

Risks Relating to Our Business

Our results of operations could be adversely affected by economic and political conditions and the effects of these conditions on our customers' businesses, capital expenditures and levels of business activities.

A large portion of our product sales are dependent on our customers' need for increased capacity, productivity and cost saving initiatives, improved product quality and performance, and new investments. Weaknesses in our end markets could negatively impact our revenue and gross margin and consequently have a material adverse effect on our business, financial condition and results of operations. A severe and/or prolonged overall economic downturn or a negative or uncertain political climate could lead to weaknesses in our end markets and adversely affect our customers' financial condition and the timing or levels of our customers' capital expenditures or business activities. We have experienced significant cyclical end market fluctuations in the past. For example, diminished growth expectations, economic and political uncertainty in regions across the globe and effects of the COVID-19 pandemic adversely impacted our customers' financial condition and ability to maintain product order levels and reduced the demand for our products in 2020, and other pandemics and public health crises could have similar consequences. Political conditions, including new and changing laws or tariffs, regulations, government funding, executive orders and enforcement priorities, may impact customer budgets and create uncertainty about how such laws and regulations will be interpreted and applied, which may impact customer demand and adversely impact our business. For example, changes in the regulatory environment affecting life sciences and pharmaceutical companies, and reduced budget allocations to government agencies that fund research and development activities, such as the U.S. National Institutes of Health, or NIH, or targeted cancellations by the U.S. federal government of certain grants or contracts, could adversely affect our business or results of operations. In addition, certain sub-segments of the advanced industrial market that we serve, including the microelectronics and industrial capital equipment sector, are cyclical and have historically experienced periods of oversupply, resulting in downturns in demand for capital equipment in which many of our products are used. It is difficult to predict the timing, length and severity of these downturns and their impact on our business. Further, our order levels or results of operations for a given period may not be indicative of order levels or results of operations for subsequent periods. For the foreseeable future, our operations will continue to depend upon industries that are subject to market cycles which, in turn, could adversely affect the market demand for our products.

We have also faced increases in inflationary conditions in materials and components. These inflationary conditions have caused us to increase prices; however, such price increases may not be accepted by our customers or may not adequately offset the increases in our costs, thereby negatively affecting our results of operations. Changes in global economic conditions, including inflationary conditions, could also shift demand for products or services for which we do not have competitive advantages. This could negatively affect the amount of business that we are able to obtain. In addition, if we are unable to successfully anticipate changes in economic and political conditions, we may be unable to effectively plan for and respond to those changes, and our business could be negatively affected.

Our business success depends upon our ability to respond to fluctuations in product demand, but doing so may require us to incur costs despite limited visibility into future business declines.

During a period of increasing demand and rapid growth, we must be able to increase manufacturing capacity quickly. Our inability to quickly increase production in response to a surge in demand has prompted customers to look for alternative sources of supply and has left our customers without a supply, both of which have harmed our reputation and made it difficult for us to retain our existing customers or to obtain new customers. If this inability to increase production continues or worsens, it could have a material adverse effect on our business.

In periods of weaker demand, we have been, and may in the future be, required to reduce costs while maintaining the ability to motivate and retain key employees at the same time. Additionally, to remain competitive, we must continually invest in research and development, which may inhibit our ability to reduce costs in a down cycle. Long product lead-times also create a risk that we may purchase inventories or manufacture products that we are unable to sell.

The success of our business depends on our ability to continuously innovate, to introduce new products in a timely manner, and to manage transitions to new product innovations effectively.

Technology requirements in our markets are constantly changing. We must continually introduce new products that meet evolving customer needs. Our ability to grow depends on the successful development, introduction and market acceptance of new or enhanced products that address our customers' requirements. Developing new technology is a complex and uncertain process requiring us to accurately anticipate technological and market trends and meet those trends with the right products. Our research and development efforts may not lead to the successful introduction of products within the time frame that our customers demand. Our competitors may also introduce new or improved products, processes or technologies that make our current or proposed products obsolete or less competitive. We may not manage the transition from older products effectively to minimize disruption in customer ordering patterns, avoid excess inventory and ensure adequate supplies of new products. New products may have fewer features than originally considered desirable, may have higher costs than initially estimated, may contain defects or perceived defects or have reliability, quality or compatibility problems or perceived problems. There could be difficulties in sourcing components for new products and delays in starting volume production. New products may also not be commercially successful as we cannot predict how the market will react to new products introduced by us or to enhancements made to our existing products. Failure to develop and introduce new products, failed market acceptance of new products or problems associated with new product transitions could impede our revenue growth, lead to loss of market share, and negatively affect our results of operations and our competitiveness in the market.

Customer order timing and other factors may cause our operating results to fluctuate from period to period.

Changes in customer order timing and the existence of certain other factors may cause our operating results to fluctuate from period to period. Such factors include: fluctuations in our customers' businesses; decisions by customers to reduce their purchases of our products; timing and recognition of revenues from customer orders; timing and market acceptance of new products or enhancements introduced by us or our competitors; availability and pricing of parts from our suppliers and the manufacturing capacity of our subcontractors; changes in the prices of our products or of our competitors' products; and fluctuations in foreign currency exchange rates.

We received in the past, and may receive in the future, several large orders in one quarter from a customer and then receive no orders from that customer in the next quarter. As a result, the timing of revenue recognition from customer orders can cause significant fluctuations in our operating results from quarter to quarter. In addition, our sales are reactive to changes in our customers' businesses. For instance, a customer that placed a large order in one period could subsequently experience a downturn in business and, as a result, could reduce the amount of products it purchases from us in future periods.

Delays in shipments near the end of a reporting period due to rescheduling by customers or unexpected production delays experienced by us may cause revenue in the period to decline significantly and may have a material adverse effect on our operating results for that period.

In addition, we or our competitors may raise or lower prices of products in response to market demands or competitive pressures. If we lower the prices of our products, or if our competitors lower the prices of their products such that demand for our products weakens, our revenue for one or more quarters may decline and our operating results would be adversely affected.

As a result of these factors, our results of operations for any quarter are not necessarily indicative of results to be expected in future periods.

Our business may be adversely affected by cyberattacks or other incidents that cause significant disruption in, or breach the security of, our information technology systems or those of our third-party providers.

We rely on information technology systems, software and services for internal and external operations that are critical to our business (collectively "IT Systems"). We operate some of these IT Systems ourselves and also rely on IT Systems provided by third parties to operate our business activities, including interactions with our employees and our customers and suppliers. These activities include, but are not limited to, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal and tax requirements, and other processes necessary to manage our business. We do not control our third-party service providers and we do not maintain redundant systems for some of such services, increasing our vulnerability to problems with such services. In addition, in the ordinary course of business, we and our third-party service providers collect, process and maintain data about customers, employees, business partners and others, including personal information as well as proprietary business information (collectively "Confidential Information").

Like other global companies, there are constant cyber related threats and risks from internal and external perpetrators of random or targeted malicious cyberattacks, computer viruses, malware, worms, bot attacks or other destructive or disruptive software (for example, ransomware) and attempts to misappropriate customer information and cause system failures and disruptions, malfeasance by insiders, human or technological error, as well as power outages, natural disasters, hardware and software bugs, misconfigurations or failures, and other unforeseen events. We have experienced cyberattacks and other security incidents in the past and expect to experience such attacks and incidents in the future. We expect the frequency and magnitude of cyberattacks to continue to accelerate as attackers are becoming increasingly more sophisticated, for example, by using techniques designed to circumvent controls, avoid detection, and obfuscate forensic evidence, such that we may be unable to timely or effectively detect, identify, investigate or remediate attacks in the future. In addition, remote and hybrid working arrangements have increased the risk of cybersecurity incidents given the prevalence of phishing and vulnerabilities inherent in non-corporate and home computing environments.

If we were to experience a significant period of disruption in our IT Systems that involve our interactions with customers or suppliers, it could result in the loss of revenue and customers as well as significant response and mitigation costs, which would adversely affect our business. In addition, security breaches of our IT Systems could result in the misappropriation or unauthorized disclosure of Confidential Information belonging to us or to our employees, customers, suppliers or other business partners, which could result in significant financial or reputational damage to us, as well as litigation, regulatory enforcement actions, or other liabilities that could lead to substantial damages, fines, penalties and legal costs. We also expend substantial amounts to protect our IT Systems, and if we were to experience a significant breach in security, we may need to materially increase such expenditures, which could adversely affect our results of operations. Further, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information.

Our insurance policies may not cover all types of cybersecurity risks and liabilities, and even if coverages exist, they may not be sufficient to cover all costs or losses that we may incur.

Our reliance on international operations subjects us to risks not typically faced by companies operating exclusively in the U.S.

During the year ended December 31, 2024, approximately 49% of our revenues were from customers outside of the U.S. The scope of our international operations subjects us to risks that could materially impact our results of operations, including:

- foreign exchange rate fluctuations;

- increases in shipping costs;

- longer customer payment cycles;

- greater difficulty in collecting accounts receivable;

- use of incompatible systems and equipment;

- problems with staffing and managing foreign operations in diverse cultures;

- trade tariffs, trade barriers and export/import controls;

- transportation delays and interruptions;

- increased vulnerability to the theft of, and reduced protection for, intellectual property rights;

- government currency control and restrictions, delays, penalties or required withholdings on repatriation of earnings;

- failure to comply with foreign laws and regulations, including those that potentially conflict with other jurisdictions;

- the impact of recessionary foreign economies;

- political unrest and wars, such as the current situation with Ukraine and Russia and Israel and surrounding areas, which could delay or disrupt our business, and if such geopolitical unrest escalates or spills over to or otherwise impacts additional regions, it could heighten many of the other risk factors included in this Item 1A; and

- natural disasters, health epidemics and acts of terrorism.

We also are subject to risks that our operations outside the U.S. could be conducted by our employees, contractors, service providers, representatives or agents in ways that violate the Foreign Corrupt Practices Act or other similar anti-bribery laws. Any such violations could have a negative impact on our business and could result in government investigations and/or injunctive, monetary or other penalties. Moreover, our anti-bribery policy and procedures may be violated by third-party sales representatives or other agents that help sell our products or provide other services. Such representatives or agents are not our employees and it may be more difficult to oversee their conduct, which may increase the risk of violations of anti-bribery laws.

Increased component outsourcing to manufacturers located in different countries than our manufacturing facilities leads to additional risks that could negatively impact our business.

In some cases, we have outsourced the manufacturing of key components and subassemblies to suppliers based in locations outside of the country in which our manufacturing facility resides. We make the decision to outsource these products when we identify suppliers with stronger competencies, resources, capabilities, and lower cost structures than we believe we can develop on our own. However, the outsourcing of these products to such third parties could increase our exposure to geopolitical, economic, trade, natural disasters and other climate related risks, which could substantially impact our ability to obtain critical parts needed in the timely manufacture of our products or could substantially increase the costs of these parts. Additionally, this practice increases our vulnerability to the theft of, and reduced protection for, our intellectual property.

Increases in tariffs, trade restrictions or taxes on our products could have an adverse impact on our results of operations.

Our sales channels and supply chain in the international marketplace make us subject to tariffs, trade restrictions and other taxes when the raw materials or components we purchase, and the products we sell, cross international borders. Trade tensions between countries, escalated in recent years. For example, U.S. tariff impositions against Chinese exports in recent years were followed by retaliatory Chinese tariffs on U.S. exports to China. Certain of the raw materials and components we purchase from China are or were subject to these tariffs, which have increased our manufacturing costs and have made our products less competitive than those of our competitors whose inputs are not subject to these tariffs. Such tariffs may increase in the future. Certain of our finished products manufactured in the U.S. have been and may in the future be subject to retaliatory tariffs in China, which may increase our costs and make our products less competitive than those of our competitors whose products are not subject to such retaliatory tariffs. If heightened tariffs or trade restrictions were to be imposed in the future, we may not be able to mitigate their impacts, and our business, results of operations and financial position could be materially adversely affected. Products we sell into certain other foreign markets could also become subject to retaliatory tariffs, making our products uncompetitive to similar products not subjected to such import tariffs. Further changes in trade policies, tariffs, taxes, export restrictions or other trade barriers, or restrictions on raw materials or components may limit our ability to produce products, increase our manufacturing costs, decrease our profit margins, reduce the competitiveness of our products, or inhibit our ability to sell products or purchase raw materials or components, which would have a material adverse effect on our business, results of operations and financial condition.

Our operating results depend in part on our ability to contain or reduce costs. There is substantial price competition in our industry and upward pressure on material and labor costs. Our success and profitability will depend on our ability to maintain a competitive cost and price structure.

Our efforts to maintain and improve profitability depend in part on our ability to maintain or reduce the costs of materials, components, supplies and labor. While the failure of any single cost containment effort by itself would most likely not significantly impact our results, we cannot give any assurance that we will be successful in controlling material and labor costs to maintain a competitive cost structure. There is substantial price competition in our industry, and our success and profitability will depend on our ability to maintain a competitive cost and price structure. We may have to reduce prices in the future to remain competitive. Also, our future profitability will depend in part upon our ability to continue to improve our manufacturing efficiencies and maintain a cost structure that will enable us to offer competitive prices in the face of upward pressure on material and labor costs. Our inability to maintain a competitive cost structure could have a material adverse effect on our business, financial condition and results of operations.

Others may violate our intellectual property rights and cause us to incur significant costs to protect our rights.

Our future success depends in part upon the protection of our intellectual property rights, including patents, trade secrets, know-how and continual technological innovation. We do not have personnel fully dedicated to the oversight, organization and management of our intellectual property. There can be no assurance that the steps we take to protect our intellectual property rights will be adequate to prevent misappropriation or disclosure. It is possible that, despite our efforts, other parties may use, obtain or try to copy our technology and products. There can be no assurance that other companies are not investigating or developing other technologies similar to ours, that any patents will be issued from applications filed by us, or that the claims allowed, even if patents are issued, will be sufficient to deter or prohibit others from marketing similar products. In addition, our patents may be challenged, invalidated or circumvented in a legal or administrative proceeding. Policing unauthorized use of our intellectual property rights is difficult and time consuming and may involve initiating claims or litigation against third parties for infringement of our proprietary rights, which could be costly and divert management resources.

Our efforts to protect our intellectual property rights against infringement may not be effective in some foreign countries where we operate or sell our products. If we fail to adequately protect our intellectual property in these countries, we may lose significant business to our competitors.

Our operating results would suffer if we are unable to successfully defend against infringement claims by third parties.

We have received in the past, and could receive in the future, notices from third parties alleging that our products infringe patent or other proprietary rights. These allegations could result in significant costs and diversion of the attention of management. Adverse consequences may also apply if we fail to avoid or successfully defend litigation for infringement or misappropriation of proprietary rights of third parties. We could be required to pay substantial amounts for damages or be enjoined from using the technology deemed to be infringing, or from using, making or selling products deemed to be infringing, any of which could adversely affect our operating results. If we have supplied infringing products to third parties, we may be obligated to indemnify these third parties for any damages that they may be required to pay to the patent holder and for any losses that they may sustain as a result of the infringement.

We operate in highly competitive industries and, if we lose competitive advantages, our business would suffer adverse consequences.

Some of our competition comes from established competitors that have greater financial, engineering, manufacturing and marketing resources than we do. We expect that our competitors will continue to improve the design and performance of their existing products and introduce new products. It is possible that we may not successfully differentiate our current and proposed products from the products of our competitors, or that the marketplace will not consider our products to be superior to competing products. To remain competitive, we will be required to invest heavily in research and development, marketing and customer service and support. However, we may not be able to make the necessary technological advances to maintain our competitive position and our products may not receive market acceptance. These factors would cause us not to be able to compete successfully in the future. Increased competition may also result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our new product development programs.

Our results of operations will be adversely affected if we fail to identify suitable acquisition candidates, complete acquisitions, successfully integrate recent and future acquisitions or grow the acquired businesses as planned.

As part of our business strategy, we expect to broaden our product and service offerings by acquiring businesses, technologies, assets and product lines that, we believe, complement or expand our existing businesses. We may have difficulty finding acquisition opportunities, or if we do identify these opportunities, we may not be able to complete the transactions for various reasons, including a failure to secure financing on acceptable terms. In recent years, we have made a number of acquisitions, including the acquisitions of Motion Solutions Parent Corp., MPH Medical Devices S.R.O., ATI Industrial Automation, Inc., and Schneider Electric Motion USA, Inc., and we expect to continue to make acquisitions in the future. We may fail to successfully integrate acquired businesses, products, technologies or personnel into our businesses and, as a result, may fail to realize the synergies, cost savings and other benefits expected from the acquisitions. If we are not able to successfully achieve these objectives, the anticipated benefits of such acquisitions may not be realized fully or at all, and our results of operations could be adversely affected. If we consummate multiple acquisitions in a relatively short amount of time, these risks will be heightened due to limited resources available to integrate these new businesses. Our acquisition activities may divert management's attention from our regular operations. Managing a larger and more geographically dispersed operation and product portfolio could also pose challenges for our management team.

Further, our ability to maintain and increase the profitability of acquired businesses will depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. Our expectations to achieve more consistent and predictable levels of revenue and to increase profitability as a result of any acquisition may not be realized. Such revenues and profitability may even decline as we integrate newly acquired operations into our existing businesses. We may fail to identify inherent weaknesses in acquired businesses or misinterpret market and technology trends and growth potentials during our acquisition due diligence process. If revenues of acquired businesses decline or grow more slowly than we anticipate, or if their operating expenses are higher than we expect, we may not be able to sustain or increase their profitability, in which case we may not be able to realize the expected return on our investments, our financial condition will suffer, and our stock price could decline. In addition, through our acquisitions, we may assume liabilities, losses or costs for which we are not indemnified or insured or for which our indemnity or insurance is inadequate. Any such liabilities may have a material adverse effect on our financial position or results of operations.

If we do not attract and retain our key personnel, our ability to execute our business strategy will be limited.

Our success depends, to a significant extent, upon the continued service of our executive officers, key management and technical personnel, particularly our experienced engineers, and upon our ability to continue to attract, retain, and motivate qualified personnel. The competition for skilled employees is intense. We have incurred increased expenses in connection with the retention of existing key personnel and hiring of new employees, and we expect these increased costs to continue. Additional losses of our key personnel could have a material adverse effect on our operating results. In addition, there could be a material adverse effect on us if the turnover rates for engineers and other key personnel increase significantly or if we are unable to continue to attract qualified personnel. The costs to retain or hire employees could also increase more than we expect.

Our success also depends on our ability to execute leadership succession plans. The inability to successfully transition key management roles could have a material adverse effect on our operating results.

We have undertaken restructuring and realignment activities in the past, and we will continue to assess our operating and cost structure in the future. These actions may not improve our financial position, and may ultimately prove detrimental to our operations and sales.

We have undertaken restructuring and realignment activities in the past, and we will continue to assess our operating and cost structure in the future. Our ability to reduce operating expenses and improve gross margin is dependent upon the nature of the actions we take and our subsequent ability to implement those actions and realize the expected cost savings and gross margin improvements. We are taking, and may need to take in the future, additional restructuring actions, such as eliminating or consolidating certain of our facilities or operations, reducing our headcount, or eliminating certain positions. Failure to successfully implement such restructuring activities could adversely affect our ability to meet customer demand for our products and could increase the cost of production versus our projections, both of which could adversely impact our operating results. Further, expenses and cost inefficiencies associated with our restructuring activities, including severance costs and the loss of trained employees with knowledge of our business and operations, could exceed our expectations and negatively impact our financial results.

Product defects or problems with integrating our products with other vendors' products used by our customers may seriously harm our business and reputation.

We produce complex products that can contain latent defects or performance problems. This could happen to both existing and new products. Such defects or performance problems could result in litigation against us and be detrimental to our business and reputation.

In addition, customers frequently integrate our products with other vendors' products. When problems occur in a combined environment, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts, and cause significant customer relationship issues, any of which could adversely affect our results of operations and financial condition.

Disruptions in the supply of certain key components and other goods from our suppliers, including limited or single source suppliers, have adversely affected the results of our business operations, and could damage our relationships with customers.

The production of our products requires a wide variety of raw materials, key components and other goods that are generally available from alternate sources of supply. However, certain critical raw materials, key components and other goods required for the production of some of our principal products are available from limited or a single source of supply. Certain single source suppliers of key components for us could decide to stop producing some of these components. If we fail to find alternative sources, redesign our products or otherwise manage this transition effectively, our business would be adversely impacted. If we experience delays in receiving materials from certain of our key limited or single source suppliers, our relationship with customers may be harmed if such delays cause us to miss our scheduled shipment deadlines for customers and our business could be adversely affected. If suppliers or subcontractors experience difficulties or fail to meet our manufacturing requirements, our business would be harmed until we are able to secure alternative sources, if any, on commercially reasonable terms. A prolonged inability to obtain or increase in the prices of certain raw materials, key components or other goods is possible and could have a significant adverse effect on our business operations, damage our relationships with customers, or even lead to permanent loss of customer orders.

In addition, certain of our businesses buy components, including limited or sole source items, from competitors of our other businesses. This dynamic may adversely impact our relationship with these suppliers. For example, these suppliers could increase the price of those components or reduce their supply of those components to us, which could have a significant adverse effect on our business operations or lead to permanent loss of customer orders.

If we fail to accurately forecast component and raw material requirements for our products, we could incur additional costs and experience significant delays in shipments, which could have an adverse effect on the results of our business operations, and could damage our relationships with customers.

We use rolling forecasts based on anticipated product orders to determine our production requirements. It is important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and raw materials to manufacture our products. Lead times for our components and raw materials vary significantly and depend on multiple factors, including the specific supplier requirements, the size of the order, contract terms and current market demand. For substantial increases in our sales levels of certain products, some of our suppliers may need significant lead time. If we overestimate our component and raw material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and raw material requirements, we may encounter material shortages, which could interrupt production and delay delivery of our products to customers. Any of these occurrences could adversely affect our results of operations and damage our relationships with customers.

Production difficulties and product delivery delays or disruptions could have a material adverse effect on our business.

We assemble our products at our facilities in the U.S., the U.K., Germany and China. Each of our products is typically manufactured in a single manufacturing location. If our production activities at any of our manufacturing facilities were disrupted, including by mandatory power consumption reductions, natural disasters or other extreme weather events, health epidemics, acts of terrorism or otherwise, our operations would be negatively impacted until we could establish alternative production and service operations. Significant production difficulties could also be the result of: mistakes made while transferring manufacturing processes between locations; changing process technologies; ramping production; installing new equipment at our manufacturing facilities; implementing new information technology systems; shortage of key components; and loss of electricity or employees' access to the manufacturing facilities due to man-made and natural disasters.

From time to time, we make decisions to consolidate or move certain of our manufacturing facilities, or otherwise move our production of certain products to another facility. Moving complicated manufacturing facilities involves various risks, including the inability to commence production within the cost and timeframe estimated, damage to equipment, inability to produce a high-quality product, shipping and customs delays, travel and technology restrictions, tax issues, distraction to management and employees, and the inability to hire and retain a sufficient number of qualified personnel. Failure to successfully move manufacturing facilities due to these and other unforeseen risks could adversely affect our ability to meet customer demand, harm our relationships with customers, and adversely impact our results of operations and financial condition.

In addition, we may experience product delivery delays in the future. We ship our products through national trucking firms, overnight carrier services and local delivery practices. If one or more of the key logistics service providers experience significant disruption in services or institutes a significant price increase, the delivery of our products could be disrupted or delayed. In addition, a pandemic or other public health crisis may cause shipping and delivery delays. Such events could cause us to incur increased shipping costs that could not be passed on to our customers or impact our ability to deliver orders, negatively impacting our profitability and our relationships with customers.

We are subject to extensive and dynamic medical device regulations, which may impede or hinder the approval, certification or sale of our products and, in some cases, may ultimately result in an inability to obtain approval or certification of certain products or may result in the recall or seizure of previously approved or certified products.

Some of our products and the related sales and marketing development activities and manufacturing processes are subject to extensive and rigorous regulation by the FDA pursuant to the Federal Food, Drug, and Cosmetic Act (the "FDCA"), by comparable agencies in foreign countries, and by other regulatory agencies and governing bodies. Under the FDCA, medical devices must receive FDA clearance or approval or an exemption from such clearance or approval before they can be commercially marketed in the U.S. In the EU, medical devices must comply with the EU Medical Devices Regulation, which repeals and replaces the EU Medical Devices Directive. All medical devices placed on the market in the EU must meet the general safety and performance requirements laid down in Annex I to the EU Medical Devices Regulation, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. Medical devices must be safe and effective and must not compromise the clinical condition or safety of patients, or the safety and health of users and – where applicable – other persons, provided that any risks which may be associated with their use constitute acceptable risks when weighed against the benefits to the patient and are compatible with a high level of protection of health and safety, taking into account the generally acknowledged state of the art. To demonstrate compliance with the general safety and performance requirements, medical devices must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for low risk medical devices (Class I), where the manufacturer can self-assess the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility, metrology or reuse aspects), a conformity assessment procedure requires the intervention of a notified body. The notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. If satisfied that the relevant product conforms to the relevant general safety and performance requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the European Conformity ("CE") mark to the device, which allows the device to be placed on the market throughout the EU. If we fail to comply with applicable laws and regulations, we would be unable to affix the CE mark to our products, which would prevent us from selling them within the EU. The aforementioned EU rules are generally applicable in the EEA. Non-compliance with the above requirements would also prevent us from selling our products in these countries.

Compliance with these requirements is a prerequisite to be able to affix the CE mark to medical devices, without which they cannot be sold or marketed in the EU. The process of obtaining marketing approval, certification or clearance from the FDA, comparable agencies, or notified bodies in foreign countries for new products, or with respect to enhancements or modifications to existing products, could take a significant period of time; require substantial resources; involve rigorous pre-clinical and clinical testing, as well as increased post-market surveillance; require changes to products; and result in limitations on the indicated uses of products.

In addition, exported devices are subject to the regulatory requirements of each country to which the device is exported. Some countries do not have medical device regulations, but in most foreign countries, medical devices are regulated. Most countries outside of the U.S. require that product approvals be renewed or recertified on a regular basis, generally every four to five years. The renewal or recertification process requires that we evaluate any device changes and any new regulations or standards relevant to the device and conduct appropriate testing to document continued compliance. Where renewal or recertification applications are required, they may need to be renewed and/or approved or certified in order for us to continue selling our products in those countries. There can be no assurance that we will receive the required approvals or certification for new products or modifications to existing products on a timely basis or that any approval or certification will not be subsequently withdrawn or conditioned upon extensive post-market study requirements.

In the EU, notified bodies must be officially designated to certify products and services in accordance with the EU Medical Devices Regulation. Their designation process is significantly stricter under the new regulation. Despite a recent increase in designations, the current number of notified bodies designated under the new regulation remains significantly lower than the number of notified bodies designated under the previous regime. The current designated notified bodies are therefore facing a backlog of requests, and as a consequence, review times have lengthened. This situation may impact the way we are conducting our business in the EU and the EEA and the ability of our notified body to timely review and process our regulatory submissions and perform its audits.

The FDA, other worldwide regulatory agencies, and notified bodies actively monitor compliance with local laws and regulations through review, inspection and audit of design and manufacturing practices, recordkeeping, reporting of adverse events, labeling and promotional practices. The FDA and other regulatory agencies worldwide can ban certain medical devices; detain or seize adulterated or misbranded medical devices; order recall, repair, replacement or refund of these devices; and require notification of healthcare professionals and others with regard to medical devices that present unreasonable risks of substantial harm to the public health. The FDA and other worldwide regulatory agencies can take action against a company that promotes "off-label" uses. The FDA may also enjoin and restrain a company for certain violations of the FDCA and regulations pertaining to medical devices, or initiate action for criminal prosecution of such violations. Similar requirements apply in foreign jurisdictions. Any adverse regulatory action, depending on its magnitude, may restrict a company from effectively marketing and selling its products, may limit a company's ability to obtain future premarket clearances, approvals or certifications, and could result in a substantial modification to the company's business practices and operations. International sales of medical devices manufactured in the U.S. that are not approved by the FDA for use in the U.S., or that are banned or deviate from lawful performance standards, are subject to FDA export requirements.

Regulations regarding the development, manufacture and sale of medical devices are evolving and subject to future changes. For instance, the landscape concerning medical devices in the EU recently evolved. On May 26, 2021, the EU Medical Devices Regulation became applicable, and repealed and replaced the EU Medical Devices Directive and the EU Active Implantable Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EU member states, regulations are directly applicable (i.e., without the need for adoption of EU member state laws implementing them) in all EU member states. The EU Medical Devices Regulation is intended to establish a uniform regulatory framework across the EU for medical devices. These modifications may have an effect on the way we intend to develop our business in the EU and EEA.

There are currently different regulations in place in Great Britain as compared to both Northern Ireland and the EU. Ongoing compliance with both sets of regulatory requirements may result in increased costs for our business.

Furthermore, on December 16, 2024, the UK government published an amendment to the UK Medical Devices Regulations to clarify and strengthen the post-market surveillance requirements for medical devices in Great Britain. This amendment will come into force on June 16, 2025. In addition, the MHRA launched a consultation from November 14, 2024 to January 5, 2025 on proposals to update the pre-market requirements for medical devices in Great Britain. The MHRA has stated that it will incorporate feedback to this consultation into new UK legislation on pre-market requirements for medical devices in Great Britain. The new legislation is expected to come into force in 2026. Under the UK Medical Devices Regulations, in order to be lawfully placed on the Great Britain market, Class I (non-sterile, non-measuring or non-re-useable) medical devices need to be self-certified, in accordance with United Kingdom Conformity Assessment ("UKCA"), and other medical devices need to be "UKCA" certified by a UK approved body. However, certain medical devices in compliance with: the EU Medical Devices Directive can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2028 while certain medical devices in compliance with the EU Medical Devices Regulation can continue to be placed on the Great Britain market until the sooner of certificate expiration or June 30, 2030. Medical devices also need to bear a physical UKCA mark in order to be lawfully placed on the Great Britain market. However, one of the key topics in the MHRA's recent consultation was to obtain feedback on whether to remove the requirement for a medical device and its labeling (i.e. packaging and instructions for use) in Great Britain to bear a physical UKCA mark. Instead of requiring a medical device and its labeling to bear a UKCA mark, manufacturers would be required to assign a unique design identification ("UDI") to medical devices before they are placed on the Great Britain market. If this change is implemented, we may no longer be required to affix the physical UKCA mark to our devices, but we may need to assign and affix a UDI. Understanding and ensuring compliance with any new requirements is likely to lead to further complexity and increased costs to our business. If there is insufficient UK approved body capacity, there is a risk that our product certification could be delayed which might impact our ability to market products in Great Britain after the respective transition periods.

From time to time, legislation is drafted and introduced in the U.S. Congress that could significantly change the statutory provisions governing the regulation of medical devices. In addition, the FDA may change its policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay marketing authorization of our future products under development or impact our ability to modify any products for which we have already obtained marketing authorizations on a timely basis or otherwise increase the costs associated with compliance. For example, in February 2024, the FDA issued a final rule to amend and replace the Quality System Regulation ("QSR"), which sets forth the FDA's current good manufacturing practice requirements for medical devices, to align more closely with the International Organization for Standardization ("ISO") standards. Specifically, this final rule, which the FDA expects to go into effect on February 2, 2026, establishes the "Quality Management System Regulation", which among other things, incorporates by reference the quality management system requirements of ISO 13485:2016. Although our quality system is currently designed to comply with ISO 13485:2016 in connection with our activities outside of the U.S., and although the FDA has stated that the standards contained in ISO 13485:2106 are substantially similar to those set forth in the QSR, it is unclear the extent to which this final rule, once effective, could impose additional or different regulatory requirements on us that could increase the costs of compliance or otherwise negatively affect our business.

Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations. Later discovery of previously unknown problems with a product or manufacturer could result in fines, delays or suspensions of regulatory clearances, approvals or certification, seizures or recalls of products, physician advisories or other field actions, operating restrictions and/or criminal prosecution. We may also initiate field actions as a result of a failure to strictly comply with our internal quality policies. The failure to receive product approval clearance or certification on a timely basis, suspensions of regulatory clearances or certifications, seizures or recalls of products, physician advisories or other field actions, or the withdrawal of product approval or certification by the FDA or other comparable agencies (or notified bodies where applicable) in foreign countries could have a material adverse effect on our business, financial condition and results of operations.

Our products and operations are subject to various foreign and U.S. federal and state healthcare laws and regulations, which could expose us to penalties.

Our products and our operations may be directly, or indirectly through our customers, subject to various foreign and U.S. federal and state healthcare laws and regulations, including, without limitation, anti-kickback, false claims and privacy statutes. These laws may restrict, among other things, the development, sale, marketing and distribution of our products. These laws include:

- the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to be deemed to have committed a violation;

- federal civil and criminal false claims laws, including the False Claims Act, and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment from Medicare, Medicaid, or other third-party payors. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;

- the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created new federal criminal statutes that prohibit executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to be deemed to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which imposes certain requirements relating to the privacy, security, and transmission of individually identifiable health information;

- the federal physician "Sunshine Act", which requires manufacturers of drugs, devices, biologics, and medical supplies to report annually to Centers for Medicare & Medicaid Services (the "CMS") information related to (i) payments and other transfers of value to physicians (as defined by statute), certain other healthcare providers, including physician assistants and nurse practitioners, and teaching hospitals, and (ii) ownership and investment interests held by physicians and their immediate family members;

- state and foreign law equivalents of each of the above federal laws, such as (i) anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payors, including commercial insurers; (ii) state laws that require device manufacturers to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; (iii) laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and (iv) laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Efforts to ensure that our business operations comply with applicable healthcare laws may involve substantial costs. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, without limitation, civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in governmental healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Our business is indirectly subject to healthcare industry cost containment and healthcare reform measures that could result in reduced sales of our products.

Several of our customers rely on third party payors, such as government programs and private health insurance plans, to reimburse some or all of the cost of the procedures in which our products are used. The continuing efforts of governments, insurance companies and other payors of healthcare costs to contain or reduce those costs could lead to patients being unable to obtain approval for payment from these third-party payors for procedures in which our products are used. If that occurs, sales of medical devices may decline significantly and our customers may reduce or eliminate purchases of our products, or demand further price reductions. The cost containment measures that healthcare payors are instituting both in the U.S. and internationally could reduce our revenues and harm our operating results.

In addition, in the U.S. and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to reform healthcare systems. Various elements of healthcare reforms, such as comparative effectiveness research, an independent payment advisory board, payment system reforms, including shared savings pilots, and other provisions, could meaningfully change the way healthcare is developed and delivered and may have material adverse impact on numerous aspects of our business, results of operations and financial condition.

Changes in government regulations related to our business or our products could reduce demand for our products or increase our expenses.

We are subject to many governmental regulations, including, but not limited to, the laser radiation safety regulations of the Radiation Control for Health and Safety Act administered by the Center for Devices and Radiological Health, a branch of the FDA, and certain health regulations related to the manufacture of products using beryllium, an element used in some of our products. Among other things, these regulations require us to file annual reports, to maintain quality control and sales records, to perform product testing, to distribute appropriate operating manuals, to conduct safety reviews, to incorporate design and operating features in products sold to end-users, and to certify and label our products. Depending on the class of the product, various warning labels must be affixed and certain protective devices must be installed.

We are also subject to regulatory oversight, including comparable enforcement mechanisms, in the markets we serve. We compete in many markets in which we and our customers must comply with federal, state, local and international regulations, such as environmental, health and safety and food and drug regulations. We develop, configure and market our products to meet customer needs created by those regulations. Any significant changes in government regulations could reduce demand for our products or increase our expenses, which in turn could adversely affect our business, financial condition and results of operations.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards, and other requirements may adversely impact our business and financial results.

Laws and regulations in various countries around the world with regards to cybersecurity, privacy and data protection are rapidly expanding and creating a complex compliance environment. These laws include evolving legislation with respect to the collection, storage, handling, use, disclosure, transfer, and security of personal data and the notification requirements in the event of unauthorized access to or acquisition of certain types of personal information. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact that future laws, regulations, standards, or perception of their requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Failure to comply with these laws may affect our reputation and operating results negatively, subject us to significant liabilities, costs or expenses, and may require significant management time and attention.

In some cases, these legal requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. In addition, some of the privacy and data protection laws and regulations in the U.S., the EU, China and other countries place restrictions on our ability to process personal data across our business or across country borders, and could impact our business and operations. Compliance with these laws, many of which entail substantial penalties for non-compliance, or future regulations could impose even greater compliance burdens and risks on us.

Furthermore, the Federal Trade Commission ("FTC") and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute violations under Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

The EU's General Data Protection Regulation (the "GDPR"), the CCPA, and the data protection and security laws of other states and countries impose additional requirements with respect to disclosure and deletion of personal information of their residents, imposing penalties for violations and, in some cases, private right of action for data breaches. These laws, and similar legislation that is developing or has been recently enacted, impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights for certain types of data breaches. We have invested, and continue to invest, human and technology resources in our data compliance efforts that may be time-intensive and costly. Despite our efforts, there is a risk that we may be subject to fines and penalties for non-compliance and experience litigation, reputational harm and business interruption if we fail to protect the privacy of third-party data or to comply with the GDPR, CCPA, and other applicable data privacy and protection regimes.

If we fail to implement new information technology systems successfully, our business could be adversely affected.

We rely on centralized information systems to keep financial records, process orders, manage inventory, process shipments to customers, and operate other critical functions. We often need to upgrade our information technology infrastructure, including implementing new or upgrading existing enterprise resource planning ("ERP") systems and other complementary information technology systems. We have invested, and will continue to invest, significant capital and human resources in system upgrades and new ERP systems. Any disruptions, delays or deficiencies in the transition, design and implementation of the upgrades and new ERP systems, particularly any disruptions, delays or deficiencies that impact our operations, could have a material adverse effect on our results of operations and cash flows.

We may experience difficulties as we transition to these new or upgraded systems and processes, including loss of data and the ability to process customer orders, ship products, provide services and support to our customers, issue sales invoices, collect accounts receivable, fulfill contractual obligations, satisfy internal and external financial reporting requirements in a timely manner, or otherwise run our business. We may also experience decreases in productivity as our personnel implement these systems and become proficient in the new systems. In addition, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be materially and adversely affected if our information technology infrastructure does not allow us to transmit accurate information, even for a short period of time. Furthermore, the transition, design and implementation of new or upgraded ERP systems may be much more costly than we anticipated.

Changes in foreign currency rates could have a material adverse effect on our financial position, results of operations, and cash flows.

A portion of our revenue is derived from our European and Asian operations and includes transactions in Euros, British Pounds, Chinese Yuan and Japanese Yen, while our products are mainly manufactured in the U.S., the U.K., Germany and China. In the event of a decline in the value of the Euro, British Pounds, Chinese Yuan or Japanese Yen, we typically experience a decline in our revenues and profit margins. If we increase the selling prices on our products sold in Europe and Asia in order to maintain profit margins and recover costs, we may lose customer sales to lower cost competitors. Consequently, a strong U.S. dollar may adversely affect reported revenues and our profitability.

Additionally, balances maintained in foreign currencies create additional financial exposure to changing foreign currency rates. If foreign currency rates were to change significantly, we could incur material losses. While we use foreign currency contracts and other risk management techniques to hedge our foreign currency exposures, we cannot be certain that our efforts will be adequate to protect us against significant foreign currency rate fluctuations or that such efforts will not expose us to additional exchange rate risks.

Our results of operations will be adversely affected if we fail to realize the full value of our intangible assets.

As of December 31, 2024, we had $769.9 million of net intangible assets, including goodwill, on our consolidated balance sheet. Net intangible assets consist principally of goodwill, customer relationships, patents, trademarks, tradenames, and core technologies. Goodwill and indefinite-lived intangible assets are tested for impairment at least on an annual basis. All other intangible assets are evaluated for impairment should discrete events occur that call into question the recoverability of the intangible assets.

Adverse changes in our business, adverse changes in the assumptions used to determine the fair value of our reporting units, or the failure to grow our businesses may result in an impairment of our intangible assets, which could adversely affect our results of operations.

Our reliance upon OEM customers subjects us to credit, inventory, and business failure risks beyond our control.

Our sales depend upon the ability of our OEM customers to develop and sell systems that incorporate our products. Adverse economic conditions, large inventory positions, limited marketing resources and other factors influencing these OEM customers could have a substantial adverse effect on our financial results. We cannot assure investors that our OEM customers will not experience financial or other difficulties that could adversely affect their operations and, in turn, adversely affect our results of operations and financial condition.

The loss of sales, or significant reductions in orders from, any major customers may have a material adverse effect on us.

Our top ten customers accounted for approximately 37% of our sales for the year ended December 31, 2024. In any one reporting period, our major customers may contribute an even larger percentage of our consolidated sales. The loss, or any significant reduction in orders from, any of these customers, including reductions due to economic, market or competitive conditions or regulatory requirements, would likely have a material adverse effect on our business, financial condition and results of operations. None of our significant customers has entered into an agreement with us requiring it to purchase any minimum quantity of our products.

Attempts to lessen the adverse effect of any loss or reduction of sales through the rapid addition of new customers would be difficult because customers typically require lengthy qualification periods prior to placing volume orders with a new supplier. Our future success will continue to depend upon: our ability to maintain relationships with existing key customers; our ability to attract new customers and satisfy any required qualification periods; our ability to introduce new products in a timely manner for existing and new customers; and our ability to gain customers in new, emerging segments of our markets.

Increasing scrutiny and changing expectations from investors, customers, governments and other stakeholders and third parties with respect to corporate sustainability and responsibility practices may cause us to incur additional costs or expose us to additional risks.

There has been increased public focus and scrutiny from investors, governmental and nongovernmental organizations, customers, and other stakeholders and third parties on corporate sustainability and responsibility practices in recent years, including with respect to global warming and climate change, diversity, equity and inclusion, and labor and human rights, among other similar issues. Both the standard setting and regulatory landscapes are evolving and extremely complex, presenting significant compliance challenges. Such increased complexity and scrutiny may result in increased costs, increased risk of litigation or reputational damage relating to our sustainability and responsibility practices or performance, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. Many different governmental organizations are promulgating reporting standards and rules that focus on a myriad of sustainability topics, including new reporting requirements in various jurisdictions. For example, we may be subject to, among others, the requirements of the EU Corporate Sustainability Reporting Directive, other EU directives, EU and EU member state regulations, various disclosure requirements (such as information on greenhouse gas emissions, climate risks, use of offsets, and emissions reduction claims) from the State of California as well as the SEC's stayed rule on climate related disclosures, if put in place. Additional local, state, federal and international laws and rules with respect to sustainability and corporate responsibility matters may be enacted in the future and the extent and scope of their requirements and impacts on our business are unknown. As we continue to focus on developing our sustainability and corporate responsibility practices, such practices may not meet the standards of all of our stakeholders, and both advocates and opponents of such practices are increasingly resorting to a range of activism forms, including media campaigns, shareholder proposals, and litigations, to advance their perspectives. There has similarly been an increase in activism and litigation alleging that corporate diversity, equity and inclusion programs may discriminate against certain groups. Many of our large, global customers are also committing to long-term targets to reduce greenhouse gas emissions within their supply chains. If we are unable to support customers in achieving these reductions, we may lose revenue if our customers find other suppliers who are better able to support such reductions. A failure, or perceived failure, to respond to expectations of all key stakeholders could cause harm to our business and reputation and have a negative impact on the market price of our common shares. Further, organizations that provide information to investors on corporate governance and related matters have developed rating processes for evaluating companies on sustainability and corporate responsibility matters. Such ratings are used by some investors to inform their investment or voting decisions. Unfavorable ratings could lead to negative investor sentiment towards us and/or our industry, which could have a negative impact on our access to and costs of capital.

The effects of climate change and related regulatory responses may adversely impact our business.

The intensifying effects of climate change present physical, liability, and transition risks with both macro and micro implications for companies and financial markets. There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere are causing significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters (such as floods, droughts, wildfires and severe storms). Such events could, among other things, disrupt our operations, including by damaging or destroying our facilities or those of our suppliers, which may cause us to suffer losses and additional costs to maintain or resume operations or as a result of supply chain-related delays or cancellations, which could have an adverse impact on our business and results of operations. In addition, implementing changes to mitigate risks associated with such events may result in substantial additional operational expenses in the medium- and long-term, which may materially affect our profitability.

In addition, concerns over climate change and sustainability have led to some foreign, domestic and local legislative and regulatory initiatives directed at limiting carbon dioxide and other greenhouse gas emissions. We may experience increased costs in order to execute upon our sustainability goals and comply with future climate-change related government mandates as well as stricter environmental protection laws, which could have an adverse impact on our results of operations and financial condition. Certain regulations may require us to redesign our products to ensure compliance with the applicable standards. These redesigns may adversely affect the performance of our products, add greater testing lead-times for product introductions and reduce our profitability.

Risks Relating to Taxes

Novanta Inc. may be subject to U.S. federal income taxation even though it is a non-U.S. corporation.

Novanta Inc. is a holding company organized in Canada and is subject to Canadian tax laws. However, we are also subject to U.S. tax rules and file U.S. federal income tax returns for our operations in the U.S. In addition, distributions or payments from entities in one jurisdiction to entities in another jurisdiction may be subject to income and/or withholding taxes. We do not intend to operate in a manner that will cause Novanta Inc. to be treated as engaged in a U.S. trade or business or otherwise be subject to U.S. federal income taxes on its income, but it generally will be subject to U.S. federal withholding tax on certain U.S. sourced passive income items, such as dividends, royalties and certain types of interest.

Our effective tax rate is subject to fluctuation, which could impact our financial position and earnings per share.

Our effective tax rate is subject to fluctuation as the effective income tax rate for each year is a function of (a) taxable income levels in numerous tax jurisdictions with varying tax rates, (b) our ability to utilize recognized deferred tax assets, (c) taxes, interest, and/or penalties resulting from tax audits and, (d) credits and deductions as a percentage of total taxable income. From time to time, the U.S., foreign and state governments make substantive changes to tax rules where significant judgment is required to determine the impact of such changes on our provision for income taxes, which may result in increased costs. For example, the Organisation for Economic Co-operation and Development Pillar Two framework provides a mechanism for countries to impose top-up tax on global income arising in jurisdictions with a tax rate below the global corporate minimum income tax rate of 15%. We may be subject to additional tax obligations in countries that choose to adopt new tax requirements such as the proposed Pillar Two rules. Further, such tax law changes may cause our effective tax rate to fluctuate between periods.

Risks Relating to Our Common Shares and Our Capital Structure

We may require additional capital to adequately respond to business challenges or opportunities and repay or refinance our existing indebtedness, but this capital may not be available on acceptable terms or at all.

We may require additional capital to adequately respond to future business challenges or opportunities, including, but not limited to, the need to develop new products or enhance our existing products, the need to invest in cloud-based ERP systems and other digital technology platforms to help accelerate the growth of our businesses, the need to build inventory or to invest other cash to support business growth, and opportunities to acquire complementary businesses and technologies.

As of December 31, 2024, we had outstanding debt of $419.2 million under our amended and restated senior secured credit agreement (as amended, the "Third Amended and Restated Credit Agreement") and $346.2 million of additional borrowing capacity available under the revolving credit facility. If we are unable to satisfy the conditions in the Third Amended and Restated Credit Agreement or our needs exceed the amounts available under the revolving credit facility, we may need to obtain equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution. Any new equity securities we issue could have rights, preferences and privileges superior to those of the holders of our common shares. Further, our Third Amended and Restated Credit Agreement restricts our ability to obtain additional debt financing from other sources. If we are unable to obtain adequate financing or obtain financing on terms satisfactory to us when we need it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited. In addition, the terms of any additional equity or debt issuances may adversely affect the value and price of our common shares.

Our existing indebtedness could adversely affect our future business, financial condition and results of operations.

As of December 31, 2024, we had $419.2 million of outstanding debt. This level of debt could have significant consequences on our future operations, including:

- reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

- limiting our flexibility in planning for or reacting to, and increasing our vulnerability to, changes in our business, changes in the general economic environment, and market changes in the industries in which we operate; and

- placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of these factors could have an adverse effect on our business, results of operations and financial condition.

In addition, as a global corporation, we have significant cash balances held in foreign countries. Some of these balances may not be immediately available to repay our debt.

Our Third Amended and Restated Credit Agreement, as amended, contains covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our borrowings thereunder.

General Risk Factors

The market price for our common shares may be volatile.

The market price of our common shares could be subject to wide fluctuations. These fluctuations could be caused by:

- quarterly variations in our results of operations;

- changes in earnings estimates by analysts;

- conditions in the markets we serve;

- trading phenomena such as "short squeeze"; or

- general market, political or economic conditions.

In addition, the stock market has experienced extreme price and volume fluctuations in recent years. These fluctuations have had a substantial effect on the market prices of many companies, often unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the price of our common shares.

We are exposed to the credit risk of some of our customers and to credit exposures in weakened markets, which could adversely affect our results of operations.

Customers with liquidity issues may lead to additional bad debt expense. There can be no assurance that our open credit customers will pay the amounts they owe to us or that the reserves we maintain will be adequate to cover such credit exposures. In addition, to the extent that turmoil in the credit markets or increases in interest rates make it more difficult for some customers to obtain financing, their ability to pay may be adversely impacted. Our customers' failure to pay and/or our failure to maintain sufficient reserves could have a material adverse effect on our future cash flows and financial condition.

If we fail to maintain appropriate internal controls in the future, we may not be able to report our financial results accurately, which may adversely affect our stock price and our business.

While our management and our independent registered public accounting firm concluded that our internal control over financial reporting was effective as of December 31, 2024, it is possible that material weaknesses may be identified in the future.

As part of our growth strategy, we intend to make additional acquisitions of privately held businesses. Prior to becoming part of our consolidated company, the acquired businesses would not be required to implement or maintain the disclosure controls and procedures or internal control over financial reporting that are required of public companies. We are required to integrate the acquired businesses into our system of disclosure controls and procedures and internal control over financial reporting, but we cannot provide assurance as to how long the integration process may take. Additionally, we may need to improve our internal control or those of any business we acquire. This could result in significant costs to us and could require us to divert substantial resources.

If we are unable to maintain effective internal controls, we may be unable to comply with the requirements of the SEC or the Sarbanes-Oxley Act of 2002. This could result in a restatement of our financial statements, the imposition of sanctions, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our internal control and financial reporting requirements or to comply with legal and regulatory requirements could adversely affect our business and the trading price of our common shares. Material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information.

We design and assess our program based on various cybersecurity frameworks, such as the National Institute of Standards and Technology ("NIST") as well as International Organization for Standardization ("ISO") 27001. We use these cybersecurity frameworks and information security standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is designed to be integrated into our overall risk management program, and shares common methodologies and governance processes across the risk management program. Key elements of our cybersecurity risk management program, include but are not limited, to the followings:

- risk assessments designed to help identify material risks from cybersecurity threats to our critical systems and information;

- a security team and an external service provider principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity threats and incidents;

- the use of external service providers, where appropriate, to assess, test, or otherwise assist with aspects of our cybersecurity security processes;

- cybersecurity awareness training for our employees, including incident response personnel and senior management, on a quarterly basis as part of the risk mitigation strategy;

- quarterly testing of the effectiveness of the cybersecurity awareness training;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;

- a third-party risk management process for key service providers, based on our assessment of their criticality to our operations and respective risk profile, suppliers, and vendors; and

- cybersecurity internal and external penetration testing.

We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. We have not experienced any incidents that have materially affected us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity Governance

The Board of Directors (the "Board") recognizes the need for continually monitoring our information security risks and cybersecurity initiatives. The Audit Committee of our Board undertakes the primary oversight responsibility over our cybersecurity risks and information security controls. Management briefs the Audit Committee on information security matters at each quarterly meeting of the Audit Committee. In addition, management updates the Audit Committee regarding any potentially material cybersecurity incidents, if any, as well as any incidents with lesser potential impact.

In addition to the role the Audit Committee plays in overseeing enterprise and cybersecurity risks, the Environmental, Social and Governance ("ESG") Committee reviews and oversees our overall cybersecurity program, including its strategy and processes, and is updated by management on the status and development of the cybersecurity programs at each of the ESG Committee's meetings.

Both the Audit Committee and the ESG Committee report to the full Board regarding their activities, including those related to our cybersecurity risks and program. The full Board also receives briefings from management at least once a year on our cybersecurity risk management program. Board members receive presentations on cybersecurity topics presented by the Chief Information Officer ("CIO") and Chief Information Security Officer ("CISO").

Our management team, including our IT management team, is responsible for assessing and managing our material risks from cybersecurity threats. The CISO/CIO oversees the overall cybersecurity risk management program, and the Deputy Chief Information Security Officer ("DCISO") has the primary operational responsibilities over our cybersecurity program, including supervising both our internal cybersecurity personnel and our retained external cybersecurity consultants. The CISO, who is also our CIO, has over 23 years of experience managing global IT operations, including strategy, applications, infrastructure, information security, support and execution. The CISO/CIO holds a Master of Science degree in computer science and engineering (with a specialization in Information

Assurance) and a Doctorate of Engineering Management/Systems Engineering degree. Our DCISO has served in various roles in information security for over 16 years and holds a Bachelor of Science degree in mathematics and computer science and a Master of Science degree in computer science.

Our management team takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public, or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the information technology environment.

Item 2. *Properties*

Our principal owned and leased properties as of December 31, 2024 are listed in the table below.

Location	Principal Use	Current Segment	Approximate Square Feet	Owned/Leased
Bedford, Massachusetts United States	Manufacturing, R&D, Marketing, Sales and Administration	Automation Enabling Technologies, Medical Solutions, Corporate	147,000	Leased; expires in 2031
Apex, North Carolina United States	Manufacturing, R&D, Marketing, Sales and Administration	Automation Enabling Technologies	117,000	Leased; expires in 2028
Ludwigsstadt Germany	Manufacturing and Administration	Medical Solutions	105,000	Owned
Přelouč Czech Republic	Manufacturing and Administration	Medical Solutions	95,000	Owned
Wackersdorf Germany	R&D	Automation Enabling Technologies	68,000	Owned
Mukilteo, Washington, United States	Manufacturing, R&D, Marketing, Sales and Administration	Automation Enabling Technologies	63,000	Owned

Additional manufacturing, research and development, sales, service and logistics sites are located in California, Connecticut, Florida, Michigan, New York, and Oregon within the United States, and in China, Czech Republic, Germany, Italy, Japan, Spain and the United Kingdom. These additional facilities cover approximately 670,000 square feet, of which approximately 560,000 square feet are leased and approximately 110,000 square feet are owned.

We consider our facilities suitable and adequate for the purposes for which they are used and do not anticipate difficulty in renewing existing leases or in finding alternative facilities. We believe all our properties have been properly maintained.

Item 3. *Legal Proceedings*

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. See Note 17 to Consolidated Financial Statements for additional information about legal proceedings involving the Company.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Shares, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information

The Company's common shares, no par value, are traded on the Nasdaq Global Select Market under the ticker symbol "NOVT".

Holders

As of the close of business on February 17, 2025, there were approximately 30 holders of record of the Company's common shares. Since many of the common shares are registered in "nominee" or "street" names, the Company believes that the total number of beneficial owners is considerably higher.

Dividend Policy

The Company has never declared or paid cash dividends on its common shares and does not anticipate paying any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None

Purchases of Equity Securities by the Issuer and Affiliated Purchaser

In February 2020, the Company's Board of Directors approved a share repurchase plan (the "2020 Repurchase Plan"), authorizing the repurchase of $50.0 million worth of the Company's common shares. No shares were repurchased during the three months and year ended December 31, 2024. As of December 31, 2024, the Company had $49.5 million available for future share repurchases under the 2020 Repurchase Plan. There is no expiration date for the 2020 Repurchase Plan.

Performance Graph

The following graph compares the cumulative total return on the Company's common shares with the cumulative total return on the Nasdaq Composite Index and the Russell 2000 Index for the period from December 31, 2019 through December 31, 2024. The comparison assumes an investment of $100 was made on December 31, 2019 in the Company's common shares and in each of the indices and, in the case of the indices, it also assumes reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.



	December 31, 2019		December 31, 2020		December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2024
Novanta Inc.	$	100.00	$	133.67	$	199.38	$	153.63	$	190.42	$	172.74
Nasdaq Composite Index	$	100.00	$	141.54	$	172.93	$	116.67	$	168.75	$	218.65
Russell 2000 Index [1]	$	100.00	$	119.96	$	137.74	$	109.59	$	128.14	$	142.93

[1]   Copyright © Russell Investments 2024. All rights reserved.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes included in Item 8 of this Annual Report on Form 10-K. The MD&A contains certain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include, but are not limited to, our future financial results and our financial condition; our belief that the Purchasing Managers Index may provide an indication of the impact of general economic conditions on our sales into the advanced industrial end market; our strategy; drivers of revenue growth and our growth expectations in various markets; management's plans and objectives for future operations, expenditures and product development, and investments in research and development; business prospects; potential of future product releases and expansion of our product and service offerings; anticipated revenue performance; industry trends; market conditions; our competitive position; the loss of sales, or significant reduction in orders from, any major customers; our ability to contain or reduce costs; changes in economic and political conditions; changes in accounting principles; changes in actual or assumed tax liabilities; expectations regarding tax exposures; anticipated reinvestment of future earnings and dividend policy; anticipated expenditures in regard to the Company's benefit plans; future acquisitions and integration and anticipated benefits from acquisitions and dispositions; anticipated economic benefits and expected costs of restructuring programs; ability to repay our indebtedness; our intentions regarding the use of cash; expectations regarding legal and regulatory requirements, including environmental requirements, and our compliance thereto; and other statements that are not historical facts. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various important factors, including those set forth in Item 1A of this Annual Report on Form 10-K under the heading "Risk Factors." The words "anticipates," "believes," "expects," "intends," "future," "estimates," "plans," "could," "would," "should," "potential," "continues," and similar words or expressions (as well as other words or expressions referencing future events, conditions or circumstances) identify forward looking statements. Readers should not place undue reliance on any such forward looking statements, which speak only as of the date they are made. Management and the Company disclaim any obligation to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those contained in the forward looking statements, except as required under applicable law.

Business Overview

Novanta Inc. and its subsidiaries (collectively referred to as, the "Company", "Novanta", "we", "us", "our") is a leading global supplier of core technology solutions that give medical and advanced industrial original equipment manufacturers ("OEMs") a competitive advantage. We combine deep proprietary technology expertise and competencies in precision medicine, precision manufacturing, robotics and automation, and advanced surgery with a proven ability to solve complex technical challenges. This enables us to engineer core components and sub-systems that deliver extreme precision and performance, tailored to our customers' demanding applications.

End Markets

We primarily operate in two end markets: the medical market and the advanced industrial market.

Medical Market

For the year ended December 31, 2024, the medical market accounted for approximately 55% of our revenue. Revenue from our products sold to the medical market is generally affected by hospital, life science, and other healthcare provider capital spending, growth rates of surgical procedures, changes in regulatory requirements and laws, demand levels for life science automation technology, aggregation of purchasing by healthcare networks, changes in technology requirements, timing of OEM customers' product development and new product launches, changes in customer or patient preferences, and general demographic trends.

Advanced Industrial Market

For the year ended December 31, 2024, the advanced industrial market accounted for approximately 45% of our revenue. Revenue from our products sold to the advanced industrial market is affected by a number of factors, including changing technology requirements and preferences of our customers, productivity or quality investments in a manufacturing environment, the financial condition of our customers, changes in regulatory requirements and laws, and general economic conditions. We believe that the

Purchasing Managers Index on manufacturing activities specific to different regions around the world may provide an indication of the impact of general economic conditions on our sales into the advanced industrial market.

Strategy

Our strategy is to drive sustainable, profitable growth through short-term and long-term initiatives, including:

- disciplined focus on our diversified business model of providing functionality to long life-cycle OEM customer platforms in attractive medical and advanced industrial niche markets;

- improving our business mix to increase medical sales as a percentage of total revenue by:

    - introducing new products aimed at attractive medical applications, such as minimally invasive and robotic surgery, ophthalmology, patient monitoring, drug delivery, clinical laboratory testing and life science equipment;

    - deepening our key account management relationships with and driving cross selling of our product offerings to leading medical equipment manufacturers; and

    - pursuing complementary medical technology acquisitions;

- increasing our penetration of high growth advanced industrial applications, such as laser materials processing, intelligent end-of-arm robotic technology solutions, robotics, laser additive manufacturing, automation and metrology, by working closely with OEM customers to launch application specific products that closely match the requirements of each application;

- broadening our portfolio of enabling proprietary technologies and capabilities through increased investment in new product development, and investments in application development to further penetrate existing customers, while expanding the applicability of our solutions to new markets;

- broadening our product and service offerings through the acquisition of innovative and complementary technologies and solutions in medical and advanced industrial technology applications;

- expanding sales and marketing channels to reach new target customers;

- improving our existing operations to expand profit margins and improve customer satisfaction by implementing lean manufacturing principles, strategic sourcing across our major production sites, and optimizing and limiting the growth of our fixed cost base; and

- attracting, retaining, and developing world-class talented and motivated employees.

Significant Events and Updates

Acquisition of Motion Solutions

On January 2, 2024, we completed the acquisition of Motion Solutions Parent Corp. ("Motion Solutions"), an Irvine, California based provider of highly engineered integrated solutions, specializing in proprietary precision motion and advanced motion control solutions, for a total purchase price of $192.0 million in cash, net of working capital adjustments. The acquisition was financed with borrowings under our revolving credit facility. The addition of Motion Solutions enhances our product portfolio and further expands our presence in attractive medical and precision medicine applications. The Motion Solutions acquisition is included in our Medical Solutions reportable segment.

Reporting Segment Change

During the fourth quarter of 2024, we updated our organizational structure and re-aligned our financial reporting structure under two reportable segments: Automation Enabling Technologies and Medical Solutions. Prior to the reorganization, our historical reportable segments were: Precision Medicine and Manufacturing, Robotics and Automation, and Medical Solutions. Prior period segment financial information has been recast to align with the new reportable segments.

Business Environment

In recent years, the global economy has faced significant challenges, including inflation, supply chain disruptions, business slowdowns, labor shortages, and market volatility. We address macroeconomic challenges by continuing to execute our strategy. There have been improvements in the supply chain with better on-time deliveries, and recent efforts have successfully addressed talent shortages. However, uncertainty remains about overall macroeconomic conditions due to geopolitical tensions and possible changes in trade policies.

Economic tensions and changes in trade policies, such as higher tariffs, retaliatory measures, and renegotiated free trade agreements, changes in government funding, and the ongoing impact from prolonged inflationary pressures could impact the global market for our products. In addition, we continue to monitor geopolitical conflict in Israel, Russia and Ukraine for any potential impact on our businesses.

Overview of Financial Results

Total revenue for 2024 was $949.2 million, an increase of $67.6 million, or 7.7%, versus 2023. This increase was primarily due to revenue from our 2024 acquisition, partially offset by a decrease in demand in the advanced industrial and medical end markets. The effect of our 2024 acquisition resulted in an increase in revenue of $82.4 million, or 9.4%.

Operating income for 2024 was $110.6 million, and remained flat versus the prior year. This was primarily attributable to an increase in gross profit of $21.6 million, partially offset by an increase in selling, general and administrative ("SG&A") expenses of $11.5 million, an increase in amortization expense of $5.3 million, an increase in research and development and engineering ("R&D") expenses of $3.8 million, and an increase in restructuring, acquisition and related costs of $0.9 million.

Basic earnings per common share ("basic EPS") of $1.78 in 2024 decreased $0.25 from basic EPS of $2.03 in 2023. Diluted earnings per common share ("diluted EPS") of $1.77 in 2024 decreased $0.25 from diluted EPS of $2.02 in 2023. The decreases in basic EPS and diluted EPS were primarily attributable to an increase in interest expense and an increase in income tax provision.

Specific components of our operating results for 2024, 2023 and 2022 are further discussed below.

Results of Operations

The following table sets forth external revenue by reportable segment for 2024, 2023 and 2022 (dollars in thousands):

	2024	2023	2022	% Change 2024 vs. 2023	% Change 2023 vs. 2022
Automation Enabling Technologies	$ 490,620	$ 499,220	$ 534,090	(1.7)%	(6.5)%
Medical Solutions	458,625	382,442	326,813	19.9%	17.0%
Total	$ 949,245	$ 881,662	$ 860,903	7.7%	2.4%

Automation Enabling Technologies

Automation Enabling Technologies segment revenue in 2024 decreased by $8.6 million, or 1.7%, versus 2023, primarily due to a decrease in demand in advanced industrial markets.

Automation Enabling Technologies segment revenue in 2023 decreased by $34.9 million, or 6.5%, versus 2022, primarily due to a decrease in demand in the advanced industrial markets, partially offset by an increase in medical markets.

Medical Solutions

Medical Solutions segment revenue in 2024 increased $76.2 million, or 19.9%, versus 2023, primarily due to revenue from our 2024 acquisition, and an increase in sales from our advanced surgery products, partially offset by a decrease in revenue from our precision medicine products.

Medical Solutions segment revenue in 2023 increased $55.6 million, or 17.0%, versus 2022, primarily due to increases in sales from our advanced surgery and precision medicine products, and $8.1 million of revenue contributions from our 2022 acquisition.

Gross Profit

The following table sets forth the gross profit and gross profit margin for each of our reportable segments for 2024, 2023 and 2022 (dollars in thousands):

	2024	2023	2022
Gross profit:			
Automation Enabling Technologies	$ 234,975	$ 234,798	$ 245,005
Medical Solutions	189,957	170,787	139,031
Unallocated	(3,387)	(5,688)	(5,564)
Total	$ 421,545	$ 399,897	$ 378,472
Gross profit margin:			
Automation Enabling Technologies	47.9%	47.0%	45.9%
Medical Solutions	41.4%	44.7%	42.5%
Total	44.4%	45.4%	44.0%

Gross profit and gross profit margin can be influenced by a number of factors, including product mix, pricing, volume, manufacturing efficiencies and utilization, costs for raw materials and outsourced manufacturing, headcount, inventory obsolescence and fair value adjustments, warranty expenses, and intangible amortization.

Automation Enabling Technologies

Automation Enabling Technologies segment gross profit for 2024 increased $0.2 million, or 0.1%, versus 2023, primarily due to an increase in gross profit margin, partially offset by a decrease in revenue. Automation Enabling Technologies segment gross profit margin was 47.9% in 2024, versus a gross profit margin of 47.0% for 2023. The increase in gross profit margin was primarily attributable to a lower cost of poor quality, partially offset by unfavorable factory utilization as a result of lower sales.

Automation Enabling Technologies segment gross profit for 2023 decreased $10.2 million, or 4.2%, versus 2022, primarily due to a decrease in revenue. Automation Enabling Technologies segment gross profit margin was 47.0% in 2023, versus a gross profit margin of 45.9% for 2022. The increase in gross profit margin was primarily attributable to improved factory productivity and the impact of business interruption insurance recovery payments, partially offset by an increase in inventory reserves as a result of a demand decline in the advanced industrial market and higher cost of poor quality.

Medical Solutions

Medical Solutions segment gross profit for 2024 increased by $19.2 million, or 11.2%, versus 2023, primarily due to an increase in revenue. Medical Solutions gross profit margin was 41.4% for 2024, versus a gross profit margin of 44.7% for 2023. The decrease in gross profit margin was primarily due to an inventory related charge associated with a precision medicine product, and the dilutive effect of our 2024 acquisition, partially offset by improved factory utilization in our advanced surgery products.

Medical Solutions segment gross profit for 2023 increased by $31.8 million, or 22.8%, versus 2022, primarily due to an increase in both revenue and gross profit margin. Medical Solutions gross profit margin was 44.7% for 2023, versus a gross profit margin of 42.5% for 2022. The increase in gross profit margin was primarily due to improved factory efficiency.

Operating Expenses

The following table sets forth operating expenses for 2024, 2023, and 2022 (dollars in thousands):

	2024	2023	2022	% Change 2024 vs. 2023	% Change 2023 vs. 2022
Research and development and engineering	$ 95,515	$ 91,682	$ 85,770	4.2%	6.9%
Selling, general and administrative	175,943	164,460	158,901	7.0%	3.5%
Amortization of purchased intangible assets	25,794	20,445	26,338	26.2%	(22.4)%
Restructuring, acquisition and related costs	13,709	12,814	4,384	7.0%	192.3%
Total	$ 310,961	$ 289,401	$ 275,393	7.4%	5.1%

Research and Development and Engineering Expenses

Research and development and engineering ("R&D") expenses are primarily comprised of employee compensation and related expenses and cost of materials for R&D projects.

R&D expenses were $95.5 million, or 10.1% of revenue, in 2024, versus $91.7 million, or 10.4% of revenue, in 2023. R&D expenses increased in terms of total dollars primarily due to an increase in costs from our 2024 acquisition.

R&D expenses were $91.7 million, or 10.4% of revenue, in 2023, versus $85.8 million, or 10.0% of revenue, in 2022. R&D expenses increased in terms of total dollars primarily due to higher compensation related expenses.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include costs for sales and marketing, sales administration, finance, human resources, legal, information systems and executive management.

SG&A expenses were $175.9 million, or 18.5% of revenue, in 2024, versus $164.5 million, or 18.7% of revenue, in 2023. SG&A expenses increased in terms of total dollars primarily due to increases in costs from our 2024 acquisition and discretionary spending.

SG&A expenses were $164.5 million, or 18.7% of revenue, in 2023, versus $158.9 million, or 18.5% of revenue, in 2022. SG&A expenses increased in terms of total dollars and as a percentage of revenue primarily due to increases in compensation related expenses and discretionary spending.

Amortization of Purchased Intangible Assets

Amortization of purchased intangible assets is charged to our Automation Enabling Technologies and our Medical Solutions segments. Amortization of developed technologies is included in cost of revenue in the consolidated statement of operations. Amortization of customer relationships, trademarks, trade names, backlog and other intangibles are included in operating expenses in the consolidated statement of operations.

Amortization of purchased intangible assets, excluding the amortization of developed technologies that is included in cost of revenue, was $25.8 million, or 2.7% of revenue, in 2024, versus $20.4 million, or 2.3% of revenue, in 2023. The increase, in terms of total dollars and as a percentage of revenue, was the result of more acquired intangible assets from our 2024 acquisition.

Amortization of purchased intangible assets, excluding the amortization of developed technologies that is included in cost of revenue, was $20.4 million, or 2.3% of revenue, in 2023, versus $26.3 million, or 3.1% of revenue, in 2022. The decrease, in terms of total dollars and as a percentage of revenue, was primarily due to certain intangible assets being fully amortized in 2022.

Restructuring, Acquisition and Related Costs

Restructuring, acquisition and related costs primarily relate to our restructuring programs, acquisition related costs incurred for completed acquisitions, acquisition costs related to future potential acquisitions and failed acquisitions, and changes in fair value of contingent considerations.

We recorded restructuring, acquisition and related costs of $13.7 million in 2024, versus $12.8 million in 2023. The increase is primarily as a result of our 2024 acquisition and lower restructuring related charges.

We recorded restructuring, acquisition and related costs of $12.8 million in 2023, versus $4.4 million in 2022. The restructuring costs increased $7.4 million primarily related to the severance and related costs and facility costs associated with the closure of a small manufacturing facility to improve efficiencies.

Operating Income (Loss) by Segment

The following table sets forth operating income (loss) by segment for 2024, 2023, and 2022 (in thousands):

	2024	2023	2022
Operating Income (Loss)			
Automation Enabling Technologies	$ 106,403	$ 96,281	$ 105,425
Medical Solutions	57,532	63,258	46,873
Unallocated	(53,351)	(49,043)	(49,219)
Total	$ 110,584	$ 110,496	$ 103,079

Automation Enabling Technologies

Automation Enabling Technologies segment operating income was $106.4 million, or 21.7% of revenue, in 2024, versus $96.3 million, or 19.3% of revenue, in 2023. The increase in operating income was primarily due to a decrease in restructuring, acquisition and related costs of $6.8 million, a decrease in R&D expenses of $4.0 million, and a decrease in amortization expense of $1.7 million, partially offset by an increase in SG&A expenses of $2.6 million.

Automation Enabling Technologies segment operating income was $96.3 million, or 19.3% of revenue, in 2023, versus $105.4 million, or 19.7% of revenue, in 2022. The decrease in operating income was primarily due to a decrease in gross profit of $10.2 million, and an increase in restructuring, acquisition and related costs of $6.8 million, partially offset by a decrease in amortization expense of $4.7 million, a decrease in R&D expenses of $2.4 million, and a decrease in SG&A expenses of $0.7 million.

Medical Solutions

Medical Solutions segment operating income was $57.5 million, or 12.5% of revenue, in 2024, versus $63.3 million, or 16.5% of revenue, in 2023. The decrease in operating income was primarily due to an increase in R&D expenses of $7.7 million, an increase in amortization expense of $7.1 million as a result of our 2024 acquisition, an increase in restructuring, acquisition and related costs of $5.6 million and an increase in SG&A expenses of $4.6 million, partially offset by an increase in gross profit of $19.2 million.

Medical Solutions segment operating income was $63.3 million, or 16.5% of revenue, in 2023, versus $46.9 million, or 14.3% of revenue, in 2022. The increase in operating income was primarily due to an increase in gross profit of $31.8 million and a decrease in amortization expense of $1.2 million, partially offset by an increase in R&D expenses of $9.0 million, an increase in SG&A expenses of $6.6 million, and an increase in restructuring, acquisition and related costs of $0.9 million.

Unallocated costs

Unallocated costs primarily represent costs of corporate and shared SG&A functions and other public company costs that are not allocated to the reportable segments, including certain restructuring and most acquisition related costs.

Unallocated costs for 2024 increased by $4.3 million, or 8.8%, from 2023. The increase in operating loss was primarily due to an increase in SG&A expenses.

Unallocated costs for 2023 decreased by $0.2 million, or 0.4%, from 2022.

Interest Income (Expense), Foreign Exchange Transaction Gains (Losses), and Other Income (Expense), Net

The following table sets forth interest income (expense), foreign exchange transaction gains (losses), and other income (expense) for 2024, 2023, and 2022 (in thousands):

	2024	2023	2022
Interest income (expense), net	$ (31,489)	$ (25,818)	$ (15,616)
Foreign exchange transaction gains (losses), net	$ 413	$ (255)	$ 67
Other income (expense), net	$ (442)	$ (675)	$ (371)

Interest Income (Expense), Net

Net interest expense was $31.5 million in 2024 versus $25.8 million in 2023. The increase in net interest expense was primarily due to an increase in average debt levels to fund the 2024 acquisition and an increase in the weighted average interest rate, partially offset by an increase in interest income. The weighted average interest rate on our outstanding debt was 6.58% and 6.21% for 2024 and 2023, respectively. Included in net interest expense was non-cash interest expense of approximately $1.2 million for both 2024 and 2023, related to the amortization of deferred financing costs on our debt.

Net interest expense was $25.8 million in 2023 versus $15.6 million in 2022. The increase in net interest expense was primarily due to an increase in the weighted average interest rate, partially offset by a decrease in average debt levels under our senior credit facilities. The weighted average interest rate on our outstanding debt was 6.21% and 3.24% for 2023 and 2022, respectively. Included in net interest expense was non-cash interest expense of approximately $1.2 million for both 2023 and 2022, related to the amortization of deferred financing costs on our debt.

Foreign Exchange Transaction Gains (Losses), Net

Foreign exchange transaction gains (losses) were nominal in 2024, 2023, and 2022.

Other Income (Expense), Net

Net other expenses were nominal in 2024, 2023, and 2022.

Income Tax Provision

We recorded a tax provision of $15.0 million in 2024, compared to a tax provision of $10.9 million in 2023. The effective tax rate for 2024 was 18.9% of income before income taxes, compared to an effective tax rate of 13.0% of income before income taxes for 2023. Our effective tax rate for 2024 differed from the Canadian statutory rate of 29.0% primarily due to the mix of income earned in jurisdictions with varying tax rates, $3.0 million benefit for foreign derived intangible income, $4.0 million benefit from U.K. patent box deductions and $2.6 million benefit from R&D and other tax credits, partially offset by a $1.9 million increase in valuation allowances and a $1.7 million detriment related to disallowed compensation.

We recorded a tax provision of $10.9 million in 2023. The effective tax rate for 2023 was 13.0% of income before income taxes. Our effective tax rate for 2023 differed from the Canadian statutory rate of 29.0% primarily due to the mix of income earned in jurisdictions with varying tax rates, $4.5 million benefit for foreign derived intangible income, $4.2 million benefit from U.K. patent box deductions and $3.6 million benefit from R&D and other tax credits, partially offset by $2.1 million increase in valuation allowances and a $2.6 million detriment related to disallowed compensation.

On December 12, 2022, the EU member states agreed to implement the Organization for Economic Co-operation and Development's ("OECD") Pillar Two Model Rules. These rules, which impose a global corporate minimum income tax rate of 15%, have been enacted or introduced in proposed legislation in 45 countries. Additional countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. We operate in many jurisdictions that have adopted these rules. We fall under the transitional safe harbor rules in the majority of jurisdictions in which we operate and are therefore not subject to the Pillar Two global minimum tax. Where we cannot apply the safe harbor rules, we have determined that we have no Pillar Two tax adjustments. Although future legislation or changes in our financial results could materially increase our global minimum tax expense, this legislation did not have a direct material impact in 2024.

Net Income

Net income was $64.1 million for 2024, compared to $72.9 million for 2023, and $74.1 million for 2022, reflecting the impact of the factors described above.

Liquidity and Capital Resources

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing, and financing activities. Our primary ongoing cash requirements are funding operations, capital expenditures, investments in businesses, and repayment of debt and related interest payments. Our primary sources of liquidity are cash flows from operations and borrowings under our revolving credit facility. We believe our future operating cash flows will be sufficient to meet our future operating and capital expenditure cash needs for the foreseeable future, including at least the next 12 months. The availability of borrowing capacity under our revolving credit facility provides another potential source of liquidity for any future capital expenditures and other liquidity needs. In addition, we have the ability to expand our borrowing capacity by up to $350.0 million by exercising the accordion feature under our revolving credit agreement. We may seek to raise additional capital, which could be in the form of bonds, convertible debt or preferred or common equity, to fund business development activities or other future investing cash requirements, subject to approval by the lenders in the Third Amended and Restated Credit Agreement. There is no assurance that such capital will be available on reasonable terms or at all.

Significant factors affecting the management of our ongoing cash requirements are the adequacy of available bank lines of credit and our ability to attract long-term capital with satisfactory terms. The sources of our liquidity are subject to all of the risks of our business and could be adversely affected by, among other factors, risks associated with events outside of our control, such as economic consequences of global pandemics and geopolitical conflicts, prolonged supply chain disruptions and electronics and other material shortages, a decrease in demand for our products, our ability to integrate current and future acquisitions, deterioration in certain financial ratios, availability of borrowings under our revolving credit facility, and market changes in general. See "Risks Relating to Our Common Shares and Our Capital Structure" included in Item 1A of this Annual Report on Form 10-K.

Our ability to make payments on our indebtedness and to fund our operations may be dependent upon the operating income and the distribution of funds from our subsidiaries. However, as local laws and regulations and/or the terms of our indebtedness restrict certain of our subsidiaries from paying dividends and transferring assets to us, there is no assurance that our subsidiaries will be permitted to provide us with sufficient dividends, distributions or loans when necessary.

As of December 31, 2024, $71.7 million of our $114.0 million of cash and cash equivalents was held by our subsidiaries outside of North America. Generally, our intent is to use cash held in these foreign subsidiaries to fund our local operations or acquisitions by those local subsidiaries and to pay down borrowings under our senior credit facilities. Approximately $86.6 million of the outstanding borrowings under our senior credit facilities were held in our subsidiaries outside of North America as of December 31, 2024. Additionally, we may use intercompany loans to address short-term cash flow needs from various subsidiaries.

In May 2021, our shareholders approved a special resolution to amend the Company's articles to authorize up to 7.0 million preferred shares for future issuance. Our Board of Directors may designate and issue one or more series of preferred shares in order to raise additional capital, provided that no shares of any series may be entitled to more than one vote per share. As of December 31, 2024, no preferred shares were issued and outstanding.

Share Repurchase Plans

Our Board of Directors may approve share repurchase plans from time to time. Under these repurchase plans, shares may be repurchased at our discretion based on ongoing assessment of the capital needs of the business, the market price of our common shares, and general market conditions. Shares may also be repurchased through an accelerated share purchase agreement, on the open market or in privately negotiated transactions in accordance with applicable federal securities laws. Repurchases may be made under certain SEC regulations, which would permit common shares to be repurchased when we would otherwise be prohibited from doing so under insider trading laws. While the share repurchase plans are generally intended to offset dilution from equity awards granted to our employees and directors, the plans do not obligate us to acquire any particular amount of common shares. No time limit is typically set for the completion of the share repurchase plans, and the plans may be suspended or discontinued at any time. We expect to fund share repurchases through cash on hand and cash generated from operations.

In February 2020, our Board of Directors approved a share repurchase plan (the "2020 Repurchase Plan") authorizing the repurchase of $50.0 million worth of common shares, effective after our prior repurchase plan was completed. Share repurchases have been made under the 2020 Repurchase Plan pursuant to Rule 10b-18 under the Securities Exchange Act of 1934. During the year ended December 31, 2022, we repurchased 4 thousand shares for an aggregate purchase price of $0.5 million at an average price of $116.95 per share under the 2020 Repurchase Plan. No shares were repurchased during the years ended December 31, 2024 or 2023. As of December 31, 2024, we had $49.5 million available for share repurchases under the 2020 Repurchase Plan.

Senior Credit Facilities

In December 2019, we entered into the Third Amended and Restated Credit Agreement (as amended from time to time, the "Credit Agreement"), originally consisting of a $100.0 million U.S. dollar equivalent euro-denominated (approximately €90.2 million) 5-year term loan facility and a $350.0 million 5-year revolving credit facility (collectively, the "Senior Credit Facilities"). The term loan facility requires quarterly scheduled principal repayments of approximately €1.1 million that began in March 2020 with the remaining principal balance due upon maturity. We may make additional principal payments at any time, which will reduce the next quarterly installment payment due. We may pay down our revolving credit facility with cash on hand and cash generated from future operations at any time.

On March 27, 2020, we entered into an amendment (the "First Amendment") to the Credit Agreement and exercised a portion of the uncommitted accordion feature. The First Amendment increased the revolving credit facility commitment under the Third Amended and Restated Credit Agreement by $145.0 million, from $350.0 million to $495.0 million, and reset the uncommitted accordion feature to $200.0 million for potential future expansion.

On June 2, 2020, we entered into an amendment (the "Second Amendment") to the Credit Agreement. The Second Amendment revised our consolidated leverage ratio definition (as defined in the Third Amended and Restated Credit Agreement) allowing for the use of up to $25 million unrestricted cash and cash equivalents as a reduction to consolidated funded indebtedness (as defined in the Third Amended and Restated Credit Agreement).

On October 5, 2021, we entered into an amendment (the "Fourth Amendment") to the Credit Agreement to exercise the accordion feature. The Fourth Amendment increased the revolving credit facility commitment under the Third Amended and Restated Credit Agreement by $200.0 million, from $495.0 million to $695.0 million, and reset the uncommitted accordion feature to $200.0 million for potential future expansion.

On March 10, 2022, the Company entered into an amendment (the "Fifth Amendment") to the Credit Agreement to extend the maturity date thereof from December 31, 2024 to March 10, 2027, update the pricing grid, replace LIBOR with SOFR as the reference rate for U.S. dollar borrowings, and increase the uncommitted accordion feature from $200.0 million to $350.0 million.

As of December 31, 2024, we had $70.4 (€67.6) million term loan and $348.8 million revolver borrowings outstanding under our Senior Credit Facilities. The borrowings outstanding under the Senior Credit Facilities bear interest at rates based on (a) the Base Rate, as defined in the Credit Agreement, plus a margin ranging between 0.00% to 0.75% per annum, determined by reference to our consolidated leverage ratio, or (b) the Term SOFR Screen Rate, the Alternative Currency Daily Rate or the Alternative Currency Term Rate, as defined in the Credit Agreement, plus a margin ranging between 0.75% and 1.75% per annum, determined by reference to our consolidated leverage ratio. In addition, we are obligated to pay a commitment fee on the unused portion of the revolving credit facility, ranging between 0.20% and 0.30% per annum, determined by reference to our consolidated leverage ratio. As of December 31, 2024, we had outstanding borrowings under the Senior Credit Facilities denominated in Euro and U.S. Dollars of $86.6 million and $332.6 million, respectively.

The Credit Agreement contains various covenants that, we believe, are usual and customary for this type of agreement, including a maximum allowed leverage ratio and a minimum required fixed charge coverage ratio (as defined in the Third Amended and Restated Credit Agreement). The following table summarizes these financial covenants and our compliance therewith as of December 31, 2024:

	Requirement	Actual as of December 31, 2024
Maximum consolidated leverage ratio [1]	3.50	1.86
Minimum consolidated fixed charge coverage ratio	1.50	4.69

[1] Maximum consolidated leverage ratio shall be increased to 4.00 for four consecutive quarters following a designated acquisition, as defined in the Fifth Amendment.

In addition, the Credit Agreement contains various other customary representations, warranties and covenants applicable to the Company and its subsidiaries, including: (i) limitations on certain payments; (ii) limitations on fundamental changes involving the Company; (iii) limitations on the disposition of assets; and (iv) limitations on indebtedness, investments, and liens.

Cash Flows

Cash and cash equivalents totaled $114.0 million as of December 31, 2024, versus $105.1 million as of December 31, 2023. The net increase in cash and cash equivalents is primarily attributable to cash provided by operating activities of $158.5 million, and $198.0 million of borrowings under our revolving credit agreement, partially offset by $191.2 million of cash consideration for the 2024 acquisition, $131.1 million of debt repayments, $17.2 million of capital expenditures, and $9.7 million of payroll withholding tax payments related to net share settlement upon vesting of share-based compensation awards.

The following table summarizes our cash and cash equivalent balances, cash flows and unused borrowing capacity available under our revolving credit facility for the years indicated (in thousands):

	2024	2023	2022
Cash and cash equivalents, end of year	$ 113,989	$ 105,051	$ 100,105
Net cash provided by operating activities	$ 158,512	$ 120,075	$ 90,779
Net cash used in investing activities	$ (208,189)	$ (19,892)	$ (42,541)
Net cash provided by (used in) financing activities	$ 56,943	$ (97,853)	$ (60,154)
Unused borrowing capacity available under the revolving credit facility, end of year	$ 346,249	$ 416,596	$ 336,587

Operating Cash Flows

Net cash provided by operating activities was $158.5 million in 2024, versus $120.1 million in 2023. Cash provided by operating activities increased from 2023 primarily as a result of reduced net working capital and lower income tax payments, partially offset by higher interest payments as a result of increased debt levels.

Net cash provided by operating activities was $120.1 million in 2023, versus $90.8 million in 2022. Cash provided by operating activities increased from 2022 primarily as a result of higher operating income and less cash outflows from changes in net working capital, partially offset by higher income tax payments and higher interest payments.

Investing Cash Flows

Net cash used in investing activities was $208.2 million in 2024, primarily related to the $191.2 million of cash considerations (net of cash acquired) paid for our 2024 acquisition and capital expenditures of $17.2 million.

Net cash used in investing activities was $19.9 million in 2023, primarily related to capital expenditures of $20.0 million.

Net cash used in investing activities was $42.5 million in 2022, primarily driven by the $22.4 million of cash consideration (net of cash acquired) paid for our 2022 acquisition. We also paid $19.6 million for capital expenditures and $1.5 million for contingent consideration related to our 2016 asset acquisition of video signal processing and management technologies. We received $0.8 million net working capital adjustment in 2022 related to our 2021 acquisition.

We have no material commitments to purchase property, plant and equipment as of December 31, 2024. We expect to use approximately $20 million to $30 million in 2025 for capital expenditures related to investments in new property, plant and equipment for our existing businesses.

Financing Cash Flows

Net cash provided by financing activities was $56.9 million in 2024, primarily due to borrowings under the credit facilities of $198.0 million, partially offset by $131.1 million of term loan and revolving credit facility repayments and $9.7 million of payroll withholding tax payments related to net share settlement upon vesting of share-based compensation awards.

Net cash used in financing activities was $97.9 million in 2023, primarily due to $86.6 million of term loan and revolving credit facility repayments and $10.6 million of payroll withholding tax payments related to net share settlement upon vesting of share-based compensation awards.

Net cash used in financing activities was $60.2 million in 2022, primarily due to $59.0 million of term loan and revolving credit facility repayments, $46.3 million of contingent consideration payments related to prior year acquisitions, $11.7 million of payroll withholding tax payments related to net share settlement upon vesting of share-based compensation awards, $10.0 million of repurchases of common shares, and $2.5 million of debt issuance costs in connection with the Fifth Amendment, partially offset by $69.9 million of borrowings under our revolving credit facility used to fund the contingent consideration payment for our 2021 acquisition and the cash consideration for our 2022 acquisition.

In 2025, we are contractually required to make $4.7 million in repayments under our term loan facility. In addition, we may make optional repayments under our revolving credit facility from time to time with available cash generated from future operating activities.

Other Liquidity Matters

Pension Plans

We maintain a defined benefit pension plan (the "U.K. Plan") in Novanta Technologies U.K. Limited, a wholly owned subsidiary of the Company. Our U.K. Plan was closed to new members in 1997 and stopped accruing additional pension benefits for existing members in 2003, thereby limiting our obligation to benefits earned through that date. Benefits under this plan were based on the participants' years of service and compensation as of the date the plan was frozen, adjusted for inflation. On July 1, 2013, the Company provided a Guarantee (the "Guarantee") in favor of the trustees of the U.K. Plan with respect to all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally and in any capacity whatsoever) under the U.K. Plan.

Our funding policy is to fund the U.K. Plan based on actuarial methods as permitted by the Pensions Regulator in the U.K. The results of funding valuations depend on both the funding deficit and the assumptions used, such as asset returns, discount rates, mortality rates, retail price inflation and other market driven assumptions. Each assumption used represents one estimate of many possible future outcomes. The final cost to us will be determined by events as they actually become known, including actual return on plan assets and pension payments to plan participants. As of December 31, 2024, the fair value of plan assets exceeded the projected benefit obligation under the U.K. Plan by $4.2 million. Based on the results of the most recent funding valuation in 2024, we will not be required to contribute any additional funds for the next three years. Future annual funding contributions, if any, will be determined in the next statutory funding valuation in 2027.

Material Cash Requirements

Senior Credit Facilities

As of December 31, 2024, we had $70.4 million (€67.6 million) term loan and $348.8 million revolving credit facility borrowings outstanding under the Senior Credit Facilities. The term loan is payable in quarterly installments of approximately €1.1 million ($1.2 million) with the final installment of €58.5 million ($61.0 million) due upon maturity in March 2027. Borrowings under the revolving credit facility are due at maturity in March 2027.

As of December 31, 2024, future interest payments under our Senior Credit Facilities are estimated to be approximately $52.7 million through maturity based on the current contractual term, with $24.4 million payable within the next twelve months. These estimates are based on current interest rates on floating rate obligations, as defined in the Third Amended and Restated Credit Agreement, for the remainder of the contractual life of both the term loan and outstanding borrowings under the revolving credit facility, and the current commitment fee rate was used for the unused commitments under the revolving credit facility as of December 31, 2024. These estimates also assume only quarterly term loan payments are made and outstanding revolving credit facility remains unchanged throughout the remainder of the contractual term. Actual future interest payments will vary due to changes in our debt level and interest rates. See Note 11, "Debt," in the Consolidated Financial Statements for further details of our debt obligations and the timing of expected future payments.

Operating and Finance Leases

We have entered into various lease agreements for office and manufacturing facilities, vehicles, and equipment used in the normal course of business. As of December 31, 2024, undiscounted operating and finance lease obligations were $65.8 million, with $12.5 million payable within the next twelve months. See Note 12, "Leases," in the Consolidated Financial Statements for further details of our obligations and the timing of expected future payments.

Purchase Obligations

Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services. As of December 31, 2024, we had $138.7 million of purchase obligations, with $126.3 million payable within the next twelve months.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses for the reporting periods. On an ongoing basis, we evaluate our estimates, assumptions and judgments, including those related to revenue recognition, inventory valuation, impairment assessment and valuation of goodwill, intangible assets and tangible long-lived assets, valuation of contingent consideration obligations, accounting for income taxes, and accounting for loss contingencies. Actual results in the future could differ significantly from our estimates.

We believe that the following critical accounting policies and estimates most significantly affect the portrayal of our financial condition and results of operations and require the most difficult and subjective judgments.

Revenue Recognition. We recognize revenue in accordance with Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers". We recognize revenue when control of promised goods or services is transferred to customers. This generally occurs upon shipment when the title and risk of loss pass to the customer. The vast majority of our revenue is generated from the sale of distinct products. Revenue is measured as the amount of consideration we expect to receive in exchange for such products, which is generally at contractually stated prices. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

Substantially all of our revenue is recognized at a point in time, upon shipment, rather than over time. At the request of our customers, we may perform professional services, generally for the maintenance and repair of products previously sold to those customers and for engineering services. Professional services are less than 3% of our consolidated revenue. Revenue is typically recognized at a point in time when control transfers to the customer upon completion of professional services. These services generally involve a single distinct performance obligation. The consideration expected to be received in exchange for such services is normally the contractually stated amount.

We occasionally sell separately priced non-standard/extended warranty services or preventative maintenance plans with the sale of products. The transfer of control over the service plans is over time. We recognize the related revenue ratably over the terms of the service plans. The transaction price of a contract is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using the expected cost plus a margin.

We account for shipping and handling activities that occur after the transfer of control over the related goods as fulfillment activities rather than performance obligations. The shipping and handling fees charged to customers are recognized as revenue and the related costs are recorded in cost of revenue at the time of transfer of control.

We generally provide warranties for our products. The standard warranty period is typically 12 months to 36 months. The standard warranty period for product sales is accounted for under the provisions of ASC 450, "Contingencies," as we have the ability to ascertain the likelihood of the liability and can reasonably estimate the amount of the liability. A provision for the estimated cost related to warranty is recorded to cost of revenue at the time revenue is recognized. Our estimate of the costs to service warranty obligations is based on historical experience and expectations of future conditions. To the extent our experience in warranty claims or costs associated with servicing those claims differ from the original estimates, revisions to the estimated warranty liability are recorded at that time, with an offsetting entry recorded to cost of revenue.

We expense incremental direct costs of obtaining a contract when incurred if the expected amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the consolidated statement of operations. We do not adjust the promised amount of consideration for the effects of a financing component because the time period between the transfer of a promised good to a customer and the customer's payment for that good is typically one year or less.

Inventories. Inventories, which include materials and conversion costs, are stated at the lower of cost or net realizable value, using the first-in, first-out method. We regularly review inventory quantities on hand and, when necessary, record provisions for excess and obsolete inventory based on either our forecasted product demand and production requirements or trailing historical usage of the product. If our sales do not materialize as previously forecasted or at historical levels, we may have to increase our reserve for excess and obsolete inventory, which would reduce our operating income. If actual market conditions are more favorable than anticipated, inventory previously written down may be sold, resulting in lower cost of revenue and higher operating income than expected in that period.

Share-Based Compensation. We record expenses associated with share-based compensation awards to employees and directors based on the fair value of awards as of the grant date. In addition to service-based awards granted to a wider employee base and stock options granted to certain members of the executive management team, we typically grant three types of performance-based awards to certain members of the executive management team: performance-based restricted stock units with company-specific financial performance conditions ("attainment-based PSUs"), performance-based restricted stock units with market-based performance conditions ("market-based PSUs"), and performance-based restricted stock units with a hybrid of company-specific financial performance conditions and market-based performance conditions ("hybrid PSUs").

For share-based compensation awards that vest over time based on employment, the associated expenses are recognized in the consolidated statement of operations ratably over the vesting period of the awards, net of estimated forfeitures determined based on historical forfeiture experience.

For stock options, share-based compensation expenses are recognized based on the fair value of the stock options, which is determined using the Black-Scholes option pricing model as of the date of grant. Shared-based compensation expenses related to stock options are recognized on a straight-line basis ratably over the vesting period of the awards. Black-Scholes option pricing model includes various assumptions, including the expected term of the award, the expected volatility of our common shares and the expected risk-free interest rate over the expected term of the award, expected dividend payments, and the fair value of our common shares.

For attainment-based PSUs, share-based compensation expenses are recognized based on the closing price of our common shares on the date of grant ratably over the vesting period when it is probable that specified performance targets are expected to be achieved based on management's projections as of the end of each period. Management's projections are revised, if necessary, in subsequent periods when underlying factors change the estimated probability of achieving the performance targets as well as the levels of achievement. When the estimated achievement levels are adjusted at a later date, a cumulative adjustment to the share-based compensation expense previously recognized would be required. Accordingly, share-based compensation expenses associated with attainment-based PSUs may differ significantly from period to period based on changes to both the probability and the level of achievement against the specified performance targets.

For market-based PSUs, share-based compensation expenses are recognized based on the fair value of the market-based PSUs, which is determined using the Monte-Carlo simulation valuation model as of the date of grant. Shared-based compensation expenses related to market-based PSUs are recognized on a straight-line basis from the grant date to the end of the performance period, which is generally three years, regardless of whether the target relative total shareholder return is achieved. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the performance conditions stipulated in the grant agreement in a large number of simulated scenarios. Key assumptions for the Monte Carlo simulation model include risk-free interest rate and expected stock price volatility of both the Company's common shares and the Russell 2000 index.

For hybrid PSUs, share-based compensation expenses are recognized ratably over the vesting period based on the fair value of the hybrid PSUs as of the grant date and the number of shares that are deemed probable of vesting at the end of the specified performance period. The fair value of hybrid PSUs is determined using the Monte-Carlo simulation valuation model as of the date of grant. The probability assessment is performed quarterly and the cumulative effect of a change in the estimated compensation expense, if any, is recognized in the consolidated statement of operations in the period in which such determination is made. Accordingly, share-based compensation expenses associated with hybrid PSUs may differ significantly from period to period based on changes to both the probability and the level of achievement against the specified performance targets.

Valuation of Long-lived Assets. The purchase price we pay for acquired companies is allocated first to the identifiable assets acquired and liabilities assumed at their estimated fair value. Any excess purchase price is then allocated to goodwill. We make various assumptions and estimates in order to assign fair value to acquired tangible and intangible assets and liabilities. Key assumptions used to value identifiable intangible assets typically include revenue growth rates and projected cash flows, discount rates, royalty rates, technology obsolescence curves, and customer attrition rates, among others. Actual cash flows may vary from forecasts used to value these assets at the time of the business combination.

The estimated fair value of real estate assets acquired in a business combination is estimated based on comparable sales information and other market data, if available, as well as using an income or cost approach, specifically the direct capitalization and replacement value approaches. The direct capitalization and replacement value approaches use key assumptions such as market rent estimates, capitalization rates, local multipliers and remaining useful life of the real estate assets. Assumptions used are subject to management judgment and changes in those assumptions could impact the estimation of the fair value.

Our most significant identifiable intangible assets are customer relationships, acquired technologies, trademarks and trade names. In addition to our review of the carrying value of each asset, the estimated useful life assumptions for identifiable intangible assets, including the classification of certain intangible assets as "indefinite-lived," are reviewed on a periodic basis to determine if changes in circumstances warrant revisions to them. All definite-lived intangible assets are amortized over the periods in which their economic benefits are expected to be realized.

Impairment analyses of goodwill and indefinite-lived intangible assets are conducted in accordance with ASC 350, "Intangibles—Goodwill and Other." We test our goodwill balances annually as of the beginning of the second quarter or more frequently if indicators are present, or changes in circumstances suggest, that an impairment may exist. Should the fair value of our goodwill or indefinite-lived intangible assets decline because of reduced operating performance, market declines or other indicators of impairment, or as a result of changes in the discount rate, charges for impairment loss may be necessary.

We evaluate our goodwill, intangible assets and other long-lived assets for impairment at the reporting unit level which is generally at least one level below our reportable segments. We have the option of first performing a qualitative assessment to determine whether it is necessary to perform the quantitative impairment test. In performing the qualitative assessment, we review factors both specific to the reporting unit and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit as of the last valuation date. If we elect this option and believe, as a result of the qualitative assessment, that it is more likely than not that the carrying value of goodwill is not recoverable, the quantitative impairment test is required; otherwise, no further testing is performed.

Alternatively, we may elect to bypass the qualitative assessment and perform the quantitative impairment test instead. This approach requires a comparison of the carrying value of each of our reporting units to the fair value of these reporting units. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recorded for the difference. The fair value of a reporting unit is estimated primarily using a discounted cash flow ("DCF") method. The DCF method requires that we forecast future cash flows for each of the reporting units and discount the cash flow streams based on a weighted average cost of capital ("WACC") that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The carrying values of each reporting unit include assets and liabilities which relate to the reporting unit's operations. Additionally, reporting units that benefit from corporate assets or liabilities are allocated a portion of those corporate assets and liabilities on a proportional basis.

We assess indefinite-lived intangible assets for impairment on an annual basis, and more frequently if impairment indicators are identified. We also periodically reassess their continuing classification as indefinite-lived intangible assets. Impairment exists if the fair value of the intangible asset is less than its carrying value. An impairment charge equal to the difference is recorded to reduce the carrying value to its fair value.

We evaluate amortizable intangible assets and other long-lived assets for impairment in accordance with ASC 360-10-35-15, "Impairment or Disposal of Long-Lived Assets," whenever changes in events or circumstances indicate that the carrying values of the reporting units may exceed the undiscounted cash flow forecasts attributable to the reporting units. If undiscounted cash flow forecasts indicate that the carrying value of definite-lived intangible assets or other long-lived assets may not be recoverable, a fair value assessment is performed. For intangible assets, fair value estimates are derived from discounted cash flow forecasts. For other long-lived assets (primarily property, plant and equipment), fair value estimates are derived from the sources most appropriate for the particular asset and have historically included such approaches as sales comparison approach and replacement cost approach. If fair value is less than carrying value, an impairment charge equal to the difference is recorded. We also review the useful life and residual value assumptions for definite-lived intangible assets and other long-lived assets on a periodic basis to determine if changes in circumstances warrant revisions to them.

Factors which may trigger an impairment of our goodwill, intangible assets and other long-lived assets include the following:

- significant underperformance relative to historical or projected future operating results;

- changes in our use of the acquired assets or the strategy for our overall business;

- long-term negative industry or economic trends;

- technological changes or developments;

- changes in competition;

- loss of key customers or personnel;

- adverse judicial or legislative outcomes or political developments;

- significant declines in our stock price for a sustained period of time; and

- the decline of our market capitalization below net book value as of the end of any reporting period.

The occurrence of any of these events or any other unforeseeable events or circumstances that materially affect future operating results or cash flows may cause an impairment that is material to our results of operations or financial position in the reporting period in which it occurs or is identified.

The most recent annual goodwill and indefinite-lived intangible asset impairment test was performed as of the beginning of the second quarter of 2024, using a qualitative assessment, noting no impairment. As of December 31, 2024, there were no indicators of impairment of our long-lived assets.

Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to calculate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are reported on our consolidated balance sheet.

Judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate outcome is uncertain. Although we believe our estimates are reasonable, there is no assurance that the final outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. Such differences could have a material impact on our income tax provision and net income in the period in which such determination is made.

We record a valuation allowance on our deferred tax assets when it is more likely than not that they will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we determine that we are able to realize our deferred tax assets in the future in excess of their net recorded amounts, an adjustment to the valuation allowance for the deferred tax assets would be recorded and would increase our net income in the period in which such determination is made. Likewise, should we determine that we will not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the valuation allowance for the deferred tax assets will be recorded and will reduce our net income in the period in which such determination is made.

In conjunction with our ongoing review of our actual results and anticipated future earnings, we continuously reassess the adequacy of the valuation allowance currently in place on our deferred tax assets. In 2024, we established a valuation allowance of $1.9 million recorded on net operating losses, various credits, and other timing items in certain tax jurisdictions. The factors used to assess the likelihood of realization of deferred tax assets are the forecast of future taxable income, available tax planning strategies that could be implemented to realize the net deferred tax assets, potential for carryback and future reversals of deferred tax liabilities.

The amount of income taxes we pay is subject to audits by federal, state and foreign tax authorities, which may result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcome related to these matters. However, our future results may include favorable or unfavorable adjustments to our tax liabilities in the period that the assessments are made or resolved, or when the statute of limitations for certain periods expires. As of December 31, 2024, the Company's total amount of unrecognized tax benefits was $4.8 million, of which $4.1 million would favorably affect our effective tax rate, if recognized. Over the next twelve months, we may need to recognize up to $0.8 million of previously unrecognized tax benefits due to statute of limitations closures.

Income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that are essentially permanent in nature. This amount becomes taxable upon the repatriation of assets from a subsidiary or a sale or liquidation of a subsidiary. The amount of undistributed earnings of foreign subsidiaries totaled $494.9 million as of December 31, 2024. The estimated unrecognized income and foreign withholding tax liabilities on these undistributed earnings is approximately $7.3 million.

Loss Contingencies. We are subject to legal proceedings, lawsuits and other claims relating to product quality, labor, service and other matters arising in the ordinary course of business. We review the status of each significant matter and assess our potential financial exposure on a quarterly basis. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available as of the date of the financial statements. As additional information becomes available, we will reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. We expense legal fees as incurred.

Recent Accounting Pronouncements

See Note 2 to Consolidated Financial Statements for recent accounting pronouncements that could have a significant effect on us.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which could affect our operating results, financial position and cash flows. We manage our exposure to these market risks through our regular operating and financing activities. We address market risks from changes in foreign currency exchange rates through a risk management program that includes the use of derivative financial instruments to mitigate certain foreign currency transaction exposures from future settlement of non-functional currency monetary assets and liabilities as of the end of a period.

Foreign Currency Exchange Rate Risk and Sensitivity

We are exposed to changes in foreign currency exchange rates which could affect our operating results as well as our financial position and cash flows. The foreign currencies to which we have the most significant exchange rate exposures are the Euro, British Pound, Japanese Yen and Chinese Yuan. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to analyze exposures globally and take into account offsetting exposures in certain balances. The primary foreign currency denominated transactions include revenue and expenses and the resulting accounts receivable and accounts payable balances reflected on our consolidated balance sheet as well as accounts receivable and accounts payable balances with intercompany trading partners that are eliminated in consolidation.

In the ordinary course of business, we enter into foreign currency contracts for periods consistent with our committed exposures to mitigate the effect of foreign currency movements on transactions denominated in foreign currencies. We do not enter into or hold foreign currency derivative financial instruments for trading or speculative purposes, nor do we enter into derivative financial instruments to hedge future cash flows or forecasted transactions. The intent of these economic hedges is to offset gains and losses on the underlying exposures from these currencies with gains and losses resulting from the foreign currency contracts that hedge these exposures.

We had foreign currency contracts with notional amounts totaling $187.4 million and net fair value of $0.2 million as of December 31, 2024. A hypothetical 10% strengthening of the U.S. dollar against other currencies would result in an approximately $0.7 million decrease in the net fair value of our foreign currency contracts as of December 31, 2024. By contrast, a hypothetical 10% weakening of the U.S. dollar against other currencies would result in an approximately $0.7 million increase in the net fair value of our foreign currency contracts as of December 31, 2024.

Interest Rates

Our exposure to market risk associated with changes in interest rates relates primarily to our borrowings under our Senior Credit Facilities. We had $419.2 million of outstanding variable rate debt as of December 31, 2024. A 100 basis point increase in interest rates at December 31, 2024 would increase our annual pre-tax interest expense by approximately $4.2 million.

Item 8. *Financial Statements and Supplementary Data*

NOVANTA INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Novanta Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Novanta Inc. and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Motion Solutions Acquisition - Refer to Note 4 to the financial statements

Critical Audit Matter Description

The Company completed the acquisition of Motion Solutions Parent Corp. ("Motion Solutions") for cash consideration of approximately $192.0 million on January 2, 2024. The Company accounted for the acquisition of Motion Solutions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on the Company's estimate of their respective fair values. The method used by management for determining the estimated fair value varied depending on the type of asset or liability. The estimated fair value of the developed technology and customer relationships required management to make significant estimates and assumptions related to the revenue growth rates and discount rate.

We identified the valuation of the developed technology and customer relationships intangible assets as a critical audit matter because of the significant estimates and assumptions management made to measure the fair value of the identifiable intangible assets for purposes of the purchase price allocation. The assessment of the estimate of fair value required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions relative to revenue growth rates and discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the estimate of the fair value of acquired developed technology and customer relationships for Motion Solutions included the following, among others:

- We tested the effectiveness of controls over the valuation of developed technology and customer relationships, including management's controls over revenue growth rates and discount rates.

- We evaluated the reasonableness of management's estimate of revenue growth rates:

  o We compared revenue forecasts assumptions to historical results.

  o We compared revenue forecasts to peer companies.

  o We compared revenue forecast and growth rates to similar businesses acquired by the Company in prior years.

  o With the assistance of our fair value specialists, we compared the long-term growth rate used to calculate the terminal value to market information.

  o We compared revenue forecasts to internal communication to management and the Board of Directors and other information obtained while performing the audit.

- We evaluated the reasonableness of management's estimate of the discount rate by comparison to the historical discount rates used on similar prior acquisitions.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the fair value estimate for the developed technology and customer relationships and discount rate:

  o We evaluated the reasonableness of the valuation methodologies selected.

  o We tested source information underlying the determination of certain assumptions, tested the mathematical accuracy of calculations and compared those to the amounts selected by management.

  o We developed an independent range for the discount rate and compared such rate to the Company's discount rate used in the valuation of the developed technology and customer relationship assets.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
February 25, 2025

We have served as the Company's auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Novanta Inc.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Novanta Inc. and its subsidiaries (the "Company") as of December 31, 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2024, except for the change in the manner in which the Company accounts for segments discussed in Note 18 to the consolidated financial statements, as to which the date is February 25, 2025

We served as the Company's auditor from 2013 to 2023.

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars or shares)

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets		
Cash and cash equivalents	$ 113,989	$ 105,051
Accounts receivable, net of allowance of $505 and $571, respectively	151,026	139,410
Inventories	144,606	149,371
Prepaid income taxes and income taxes receivable	8,076	8,105
Prepaid expenses and other current assets	15,951	13,360
Total current assets	433,648	415,297
Property, plant and equipment, net	113,135	109,449
Operating right-of-use assets	42,908	38,302
Deferred tax assets	22,887	27,862
Other assets	5,991	5,617
Intangible assets, net	185,844	145,022
Goodwill	584,098	484,507
Total assets	$ 1,388,511	$ 1,226,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 4,691	$ 4,968
Accounts payable	76,890	57,195
Income taxes payable	16,000	7,767
Current portion of operating lease liabilities	9,879	8,189
Accrued expenses and other current liabilities	60,331	61,056
Total current liabilities	167,791	139,175
Long-term debt	411,949	349,404
Operating lease liabilities	40,548	37,345
Deferred tax liabilities	13,093	16,305
Income taxes payable	4,941	4,435
Other liabilities	4,491	5,932
Total liabilities	642,813	552,596
Commitments and Contingencies (Note 17)		
Stockholders' Equity:		
Preferred shares, no par value; Authorized shares: 7,000; No shares issued and outstanding	-	-
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 35,938 and 35,814, respectively	423,856	423,856
Additional paid-in capital	84,214	70,180
Retained earnings	267,549	203,462
Accumulated other comprehensive loss	(29,921)	(24,038)
Total stockholders' equity	745,698	673,460
Total liabilities and stockholders' equity	$ 1,388,511	$ 1,226,056

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars or shares, except per share amounts)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenue	$ 949,245	$ 881,662	$ 860,903
Cost of revenue	527,700	481,765	482,431
Gross profit	421,545	399,897	378,472
Operating expenses:			
Research and development and engineering	95,515	91,682	85,770
Selling, general and administrative	175,943	164,460	158,901
Amortization of purchased intangible assets	25,794	20,445	26,338
Restructuring, acquisition and related costs	13,709	12,814	4,384
Total operating expenses	310,961	289,401	275,393
Operating income	110,584	110,496	103,079
Interest income (expense), net	(31,489)	(25,818)	(15,616)
Foreign exchange transaction gains (losses), net	413	(255)	67
Other income (expense), net	(442)	(675)	(371)
Income before income taxes	79,066	83,748	87,159
Income tax provision	14,979	10,870	13,108
Net income	$ 64,087	$ 72,878	$ 74,051
Earnings per common share (Note 9):			
Basic	$ 1.78	$ 2.03	$ 2.08
Diluted	$ 1.77	$ 2.02	$ 2.06
Weighted average common shares outstanding—basic	35,950	35,844	35,652
Weighted average common shares outstanding—diluted	36,124	36,031	35,909

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

			Year Ended December 31,			
		2024		**2023**		**2022**
Net income	$	64,087	$	72,878	$	74,051
Other comprehensive income (loss):						
Foreign currency translation adjustments, net of tax [1]		(7,082)		7,823		(18,674)
Pension liability adjustments, net of tax [2]		1,199		148		(469)
Total other comprehensive income (loss)		(5,883)		7,971		(19,143)
Total comprehensive income	$	58,204	$	80,849	$	54,908

[1] The tax effect on this component of comprehensive income (loss) was nominal in 2024, 2023 and 2022.

[2] The tax effect on this component of comprehensive income (loss) was $376, $156 and $(401) in 2024, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

NOVANTA INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands of U.S. dollars or shares)

	Common Shares		Additional Paid-In Capital	Retained Earning (Deficit)	Accumulated Other Comprehensive Loss	Total
	# of Shares	Amount				
Balance at December 31, 2021	35,601	$ 423,856	$ 53,768	$ 56,533	$ (12,866)	$ 521,291
Net income	—	—	—	74,051	—	74,051
Common shares issued under stock plans	276	—	—	—	—	—
Common shares withheld for taxes on vested stock awards	(82)	—	(11,721)	—	—	(11,721)
Repurchases of common shares	(84)	—	(10,000)	—	—	(10,000)
Share-based compensation	—	—	23,108	—	—	23,108
Other comprehensive income (loss), net of tax	—	—	—	—	(19,143)	(19,143)
Balance at December 31, 2022	35,711	423,856	55,155	130,584	(32,009)	577,586
Net income	—	—	—	72,878	—	72,878
Common shares issued under stock plans	173	—	—	—	—	—
Common shares withheld for taxes on vested stock awards	(70)	—	(10,563)	—	—	(10,563)
Repurchases of common shares	—	—	—	—	—	—
Share-based compensation	—	—	25,588	—	—	25,588
Other comprehensive income (loss), net of tax	—	—	—	—	7,971	7,971
Balance at December 31, 2023	35,814	423,856	70,180	203,462	(24,038)	673,460
Net income	—	—	—	64,087	—	64,087
Common shares issued under stock plans	184	—	440	—	—	440
Common shares withheld for taxes on vested stock awards	(60)	—	(9,713)	—	—	(9,713)
Repurchases of common shares	—	—	—	—	—	—
Share-based compensation	—	—	23,307	—	—	23,307
Other comprehensive income (loss), net of tax	—	—	—	—	(5,883)	(5,883)
Balance at December 31, 2024	35,938	$ 423,856	$ 84,214	$ 267,549	$ (29,921)	$ 745,698

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

| | Year Ended December 31, | | |
	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 64,087	$ 72,878	$ 74,051
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	55,563	46,612	53,158
Provision for inventory excess and obsolescence	8,783	7,491	2,988
Impairment of operating lease assets	—	1,853	—
Share-based compensation	23,307	25,588	23,108
Deferred income taxes	(15,909)	(14,726)	(18,654)
Loss (gain) on disposal of fixed assets	(64)	148	(61)
Contingent consideration adjustments	(282)	—	(1,443)
Inventory acquisition fair value adjustments	2,777	—	160
Write-off of unamortized deferred financing costs	—	—	624
Non-cash interest expense	1,162	1,162	1,229
Other non-cash items	170	397	356
Changes in assets and liabilities which provided/(used) cash, excluding effects from business acquisitions:			
Accounts receivable, net of allowance	(6,193)	(127)	(23,246)
Inventories	4,781	11,366	(48,547)
Prepaid expenses and other current assets	(1,492)	709	(814)
Prepaid income taxes, income taxes receivable and income taxes payable	9,013	(12,349)	489
Accounts payable, accrued expenses and other current liabilities	13,062	(20,453)	30,333
Other non-current assets and liabilities	(253)	(474)	(2,952)
Cash provided by operating activities	158,512	120,075	90,779
Cash flows from investing activities:			
Purchases of property, plant and equipment	(17,162)	(19,961)	(19,643)
Acquisition of businesses, net of cash acquired and working capital adjustments	(191,200)	—	(21,565)
Payment of contingent consideration related to acquisition of technology assets	—	—	(1,470)
Proceeds from sale of property, plant and equipment	173	69	137
Cash used in investing activities	(208,189)	(19,892)	(42,541)
Cash flows from financing activities:			
Borrowings under revolving credit facilities	198,000	—	69,941
Repayments under term loan and revolving credit facilities	(131,066)	(86,552)	(59,029)
Payments of debt issuance costs	—	—	(2,492)
Payments of withholding taxes from share-based awards	(9,713)	(10,563)	(11,721)
Payments of contingent considerations related to acquisitions	—	(81)	(46,254)
Repurchases of common shares	—	—	(10,000)
Other financing activities	(278)	(657)	(599)
Cash provided by (used in) financing activities	56,943	(97,853)	(60,154)
Effect of exchange rates on cash and cash equivalents	1,672	2,616	(5,372)
Increase (decrease) in cash and cash equivalents	8,938	4,946	(17,288)
Cash and cash equivalents, beginning of year	105,051	100,105	117,393
Cash and cash equivalents, end of year	$ 113,989	$ 105,051	$ 100,105
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 32,673	$ 25,302	$ 14,264
Cash paid for income taxes	$ 21,152	$ 36,903	$ 20,291
Income tax refunds received	$ 1,553	$ 612	$ 169
Supplemental disclosure of non-cash investing activities:			
Accruals for capital expenditures	$ 2,529	$ 570	$ 1,681

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024

1. Organization and Basis of Presentation

Novanta Inc. and its subsidiaries (collectively referred to as the "Company", or "Novanta") is a leading global supplier of core technology solutions that give medical and advanced industrial original equipment manufacturers ("OEMs") a competitive advantage. The Company combines deep proprietary technology expertise and competencies in precision medicine, precision manufacturing, robotics and automation, and advanced surgery with a proven ability to solve complex technical challenges. This enables Novanta to engineer core components and sub-systems that deliver extreme precision and performance, tailored to the customers' demanding applications.

Basis of Presentation

The consolidated financial statements have been prepared by the Company in United States ("U.S.") dollars and in accordance with accounting principles generally accepted in the U.S., applied on a consistent basis. These consolidated financial statements include the accounts of Novanta Inc. and its subsidiaries. Intercompany accounts and transactions have been eliminated.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and assumptions are reviewed on an on-going basis and the effects of revisions are reflected in the period in which such revisions are deemed to be necessary. The Company evaluates its estimates based on historical experience, current conditions, and various other assumptions that it believes are reasonable under the circumstances. Actual results could differ significantly from these estimates.

Updated Segment Reporting Structure

During the fourth quarter of 2024, the Company updated its organizational structure and re-aligned its financial reporting structure under two reportable segments: Automation Enabling Technologies and Medical Solutions. Prior to the reorganization, the Company's historical reportable segments were: Precision Medicine and Manufacturing, Robotics and Automation, and Medical Solutions. Prior period segment financial information has been recast to align with the new reportable segments. See Note 18 for segment results under the new reporting structure.

Foreign Currency Translation

The financial statements of the Company and its subsidiaries outside the U.S. have been translated into U.S. dollars. Assets and liabilities of foreign operations are translated from foreign currencies into U.S. dollars at the exchange rates in effect as of the balance sheet date. Revenue and expenses are translated at the weighted average exchange rates for the period. Accordingly, gains and losses resulting from translating foreign currency financial statements are reported as cumulative translation adjustments, a separate component of other comprehensive income (loss) in stockholders' equity. Foreign currency transaction gains and losses from transactions denominated in currencies other than the functional currencies are included in the accompanying consolidated statements of operations.

Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less. These investments are carried at cost, which approximates fair value.

Accounts Receivable and Credit Losses

Accounts receivable are recorded at the invoiced amounts, net of an allowance for doubtful accounts based on the Company's best estimate of probable credit losses. The Company is exposed to credit losses primarily through sales of its products. The Company assesses each customer's ability to pay by conducting a credit review which includes consideration of established credit rating or an internal assessment of the customer's creditworthiness based on an analysis of their payment history when a credit rating is not available. The Company monitors its credit exposure through active review of customer balances. The Company's

expected loss methodology for accounts receivable is developed through consideration of factors including, but not limited to, historical collection experience, current customer credit ratings, current customer financial condition, current and future economic and market condition, and age of the receivables. Charges related to credit losses are included in selling, general and administrative expenses and are recorded in the period that the outstanding receivables are determined to be uncollectible. Account balances are charged off against the allowance for doubtful accounts when the Company believes it is certain that the receivable will not be recovered.

For the years ended December 31, 2024, 2023 and 2022, changes in the allowance for doubtful accounts were as follows (in thousands):

	2024	2023	2022
Balance at beginning of year	$ 571	$ 995	$ 556
Addition to credit loss expense	223	175	532
Write-offs, net of recoveries of amounts previously reserved	(288)	(612)	(92)
Exchange rate changes	(1)	13	(1)
Balance at end of year	$ 505	$ 571	$ 995

Inventories

Inventories, which include materials and conversion costs, are stated at the lower of cost or net realizable value, using the first-in, first-out method. Cost includes the cost of purchased materials, inbound freight charges, customs duties, trade tariffs on imported materials and components, external and internal processing and applicable labor and overhead costs. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, storage, disposal and transportation. The Company periodically reviews inventory for potential excess or obsolescence by comparing on-hand quantities to the forecasted product demand and production requirements or trailing historical usage of each product. The Company records a charge to cost of revenue for the amount required to reduce the carrying value of inventories to their net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, adjusted for any impairment, less accumulated depreciation. The Company uses the straight-line method to calculate the depreciation of its property, plant and equipment over their estimated useful lives. Estimated useful lives range from 10 to 40 years for buildings and building improvements, and 3 to 10 years for machinery and equipment. Leasehold improvements are depreciated over the lesser of their useful lives or the lease terms, including any renewal period options that are reasonably assured of being exercised. Repairs and maintenance costs are expensed as incurred. Certain costs to develop software for internal use are capitalized when the criteria under Accounting Standards Codification ("ASC") 350-40, "Internal-Use Software," are met.

Goodwill, Intangible Assets and Long-Lived Assets

Goodwill represents the excess of the purchase price over the tangible assets, identifiable intangible assets and assumed liabilities acquired in a business combination. Allocations of the purchase price are based upon a valuation of the fair value of assets acquired and liabilities assumed as of the acquisition date. Goodwill and indefinite-lived intangibles are not amortized but are assessed for impairment at least annually to ensure their current fair values exceed their carrying values.

The Company's most significant identifiable intangible assets are customer relationships, patents and developed technologies, trademarks and trade names. The fair values of identifiable intangible assets are based on valuations using an income approach, with estimates and assumptions provided by management of the acquired companies and the Company. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including revenue growth rates, customer attrition rates, royalty rates, discount rates and projected future cash flows. All definite-lived intangible assets are amortized over the periods in which their economic benefits are expected to be realized. The Company reviews the useful life assumptions, including the classification of certain identifiable intangible assets as "indefinite-lived," on a periodic basis to determine if changes in circumstances warrant revisions to them. Costs associated with patent and intellectual property applications, renewals or extensions are typically expensed as incurred.

The Company evaluates its goodwill, intangible assets and other long-lived assets for impairment at the reporting unit level which is at least one level below the reportable segments.

Impairment Charges

Impairment analyses of goodwill and indefinite-lived intangible assets are conducted in accordance with ASC 350, "Intangibles — Goodwill and Other." The Company performs its goodwill impairment test annually at a reporting unit level, which is generally at least one level below a reportable segment, as of the beginning of the second quarter or more frequently if indicators are present or changes in circumstances suggest that an impairment may exist.

The Company has the option of first performing a qualitative assessment to determine whether it is necessary to perform the quantitative impairment test. In performing the qualitative assessment, the Company reviews factors both specific to the reporting unit and to the Company as a whole, such as financial performance, macroeconomic conditions, industry and market considerations, and the fair value of each reporting unit as of the last valuation date. If the Company elects this option and believes, as a result of the qualitative assessment, that it is more likely than not that the carrying value of the reporting unit exceeds its fair value, the quantitative impairment test is required; otherwise, no further testing is required.

Alternatively, the Company may elect to bypass the qualitative assessment and perform the quantitative impairment test instead. This approach requires a comparison of the carrying value of each reporting unit to its estimated fair value. The fair value of a reporting unit is estimated primarily using a discounted cash flow ("DCF") method. If the carrying value of a reporting unit exceeds its fair value, an impairment charge is recorded for the difference.

The Company assesses indefinite-lived intangible assets for impairment on an annual basis as of the beginning of the second quarter, and more frequently if indicators are present, or changes in circumstances suggest, that an impairment may exist. The Company will also reassess the continuing classification of these intangible assets as indefinite-lived when circumstances change such that the useful life may no longer be considered indefinite. The fair values of the Company's indefinite-lived intangible assets are determined using the relief from royalty method, based on forecasted revenues and estimated royalty rates. If the fair value of an indefinite-lived intangible asset is less than its carrying value, an impairment charge is recorded for the difference between the carrying value and the fair value of the impaired asset.

The carrying amounts of definite-lived long-lived assets are reviewed for impairment whenever changes in events or circumstances indicate that their carrying values may not be recoverable. The recoverability of the carrying value is generally determined by comparison of the carrying value of the asset group to its undiscounted future cash flows. When this test indicates a potential for impairment, a fair value assessment is performed. Once an impairment is determined and measured, an impairment charge is recorded for the difference between the carrying value and the fair value of the impaired asset.

Revenue Recognition

See Note 3 for the Company's revenue recognition policy.

Leases

The Company leases certain equipment and facilities. The Company determines if an arrangement is a lease at inception. Operating lease right-of-use assets are included in operating lease assets on the consolidated balance sheet. Operating lease liabilities are included in the current portion of operating lease liabilities and operating lease liabilities on the consolidated balance sheet based on the timing of future lease payments. Finance lease assets are included in property, plant and equipment. Finance lease liabilities are included in accrued expenses and other current liabilities and other liabilities on the consolidated balance sheet based on the timing of future lease payments. Leases with an initial term of twelve months or less are not recognized on the balance sheet. The Company recognizes lease expense on a straight-line basis over the lease term. Many of the Company's lease arrangements include both lease (e.g., fixed payments including rent) and non-lease components (e.g., common-area maintenance or other property management costs). The Company accounts for lease and non-lease components separately.

Most leases held by the Company do not provide an implicit rate. The Company determines the present value of future lease payments using its incremental borrowing rate for the same jurisdiction and term as the associated lease based on the information available at the lease commencement date. The Company has a centrally managed treasury function; therefore, the Company applies a portfolio approach for determining the incremental borrowing rate based on the applicable lease terms and the current economic environment.

Research and Development and Engineering Costs

Research and development and engineering ("R&D") expenses are primarily comprised of employee related expenses and cost of materials for R&D projects. These costs are expensed as incurred.

Share-Based Compensation

The Company records expenses associated with share-based compensation awards to employees and directors based on the fair value of awards as of the grant date. For share-based compensation awards that vest over time based on employment or service, the associated expenses are based on the closing market price of the Company's common shares on the date of grant and are recognized in the consolidated statements of operations ratably over the respective vesting periods, net of estimated forfeitures.

The Company also grants share-based awards that vest based on employment and certain specified company performance conditions, market conditions or a hybrid of specified company performance conditions and market conditions. Share-based compensation expenses for awards with specified company performance conditions are based on the closing market price of the Company's common shares on the date of grant and are recognized ratably over their vesting periods when it is probable that the performance targets are expected to be achieved based on management's projections. Management's projections are revised, if necessary, in subsequent periods when underlying factors change the evaluation of the probability of achieving the performance targets as well as the estimated levels of achievement. When the estimated achievement levels are adjusted at a later date, a cumulative adjustment to the share-based compensation expense previously recognized would be recorded in the period such determination is made. Accordingly, share-based compensation expenses for awards with specified company performance conditions may differ significantly from period to period based on changes to both the probability and the level of achievement against the performance targets.

Share-based compensation expenses for awards with market conditions are based on the grant-date fair value, determined using the Monte-Carlo valuation model, and are recognized on a straight-line basis from the grant date to the end of the performance period. Compensation expenses for awards with market conditions will not be affected by the number of common shares that will ultimately be issued upon vesting at the end of the performance period.

Share-based compensation expenses for awards with a hybrid of specified company performance conditions and market conditions are based on the grant-date fair value, determined using the Monte-Carlo valuation model, and are recognized ratably over their vesting periods when it is probable that the performance targets are expected to be achieved based on management's projections. Management's projections are revised, if necessary, in subsequent periods when underlying factors change the evaluation of the probability and the level of achieving the specified company performance targets. When the estimated achievement levels are adjusted at a later date, a cumulative adjustment to the share-based compensation expense previously recognized would be recorded in the period such determination is made. Accordingly, share-based compensation expenses for awards with hybrid conditions may differ significantly from period to period based on changes to both the probability and the level of achievement against the specified company performance targets.

The Company also grants stock options to certain members of the executive management team to purchase common shares of the Company at a strike price equal to the closing market price of the Company's common shares on the date of grant. Stock options typically vest over time based on employment. Share-based compensation expenses associated with stock options are based on the grant-date fair value, determined using the Black-Scholes option pricing model, and are recognized on a straight-line basis ratably over the respective vesting period.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses in the consolidated statement of operations. Advertising costs were not material for the years ended December 31, 2024, 2023 and 2022.

Restructuring, Acquisition and Related Costs

The Company accounts for its restructuring activities in accordance with the provisions of ASC 420, "Exit or Disposal Cost Obligations." The Company makes assumptions related to the amounts of employee severance benefits and related costs, useful lives and residual value of long-lived assets, and discount rates. Estimates and assumptions are based on the best information available at the time the obligation is recognized. These estimates are reviewed and revised as facts and circumstances dictate.

Acquisition related costs incurred to effect a business combination, including finders' fees, legal, valuation and other professional or consulting fees, are expensed as incurred. Acquisition related costs also include expenses recognized under earn-out agreements in connection with acquisitions.

Accounting for Income Taxes

The asset and liability method is used to account for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits, such as net operating loss carryforwards, to the extent that it is more likely than not that such benefits will be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that some or all of the related tax benefits will not be realized in the future. Valuation allowances are reassessed periodically to determine whether it is more likely than not that the tax benefits will be realized in the future and if any existing valuation allowance should be released.

The majority of the Company's business activities are conducted through its subsidiaries outside of Canada. Earnings from these subsidiaries are generally indefinitely reinvested in the local businesses. Further, local laws and regulations may also restrict certain subsidiaries from paying dividends to their parents. Consequently, the Company generally does not accrue income taxes for the repatriation of such earnings in accordance with ASC 740, "Income Taxes." To the extent that there are excess accumulated earnings that the Company intends to repatriate from any such subsidiaries, the Company recognizes deferred tax liabilities on such foreign earnings.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based on the evaluation of the facts, circumstances, and information available at each reporting date. For those tax positions with a greater than 50 percent likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information, the Company records a tax benefit. For those income tax positions that are not likely to be sustained, no tax benefit is recognized in the consolidated financial statements. The Company recognizes interest and penalties related to uncertain tax positions as part of the provision for income taxes.

Foreign Currency Contracts

The Company uses foreign currency contracts as a part of its strategy to limit its exposures to fluctuations in foreign currency exchange rates related to foreign currency denominated monetary assets and liabilities. The time duration of these foreign currency contracts approximates the underlying foreign currency transaction exposures, generally less than three months. These foreign currency contracts are not designated as cash flow, fair value or net investment hedges. Changes in the fair value of these foreign currency contracts are recognized in income before income taxes.

Recent Accounting Pronouncements

The following table provides a brief description of recent Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"):

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
In October 2023, the FASB issued ASU 2023-06, "Disclosure Improvements: Codification Amendments in Response to SEC's Disclosure Update and Simplification Initiative."	ASU 2023-06 clarifies or improves disclosure and presentation requirements of a variety of topics, which allow users to easily compare entities subject to the SEC's existing disclosure requirements with those entities that were not previously subject to such requirements and align the requirements in the FASB Accounting Standards Codification with the SEC's regulations.	The effective date for each amendment in ASU 2023-06 will be the date on which the SEC's removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited.	The Company is currently evaluating the impact of ASU 2023-06 on its consolidated financial statement disclosures.
In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures."	ASU 2023-07 clarifies or improves financial reporting by requiring disclosure of incremental segment information. The amendments require disclosure, on an annual and interim basis for all public entities, significant segment expenses included in segment profit or loss, an amount and description of "other segment items" included in segment profit or loss, and an explanation of how reported segment profit or loss is assessed and allocated.	The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted.	The Company adopted ASU 2023-07 beginning with its consolidated financial statement disclosures for the year ended December 31, 2024. See Note 18 "Segment Information" for additional information.
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740) - Improvements to Income Tax Disclosures."	ASU 2023-09 provides more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid.	The amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Early adoption is permitted.	The Company is currently evaluating the impact of ASU 2023-09 on its consolidated financial statement disclosures.
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses."	ASU 2024-03 improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at both interim and annual reporting periods.	The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted.	The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statement disclosures.

3. Revenue

The Company accounts for its revenue transactions in accordance with ASC 606, "Revenue from Contracts with Customers," which requires entities to recognize revenue in a way that depicts the transfer of control over goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue recognition for arrangements within the scope of ASC 606 includes the following five steps: (i) identifying the contract(s) with a customer; (ii) identifying the performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the performance obligations in the contract; and (v) recognizing revenue when (or as) a performance obligation is satisfied.

The Company recognizes revenue when control of promised goods or services is transferred to the customer. The transfer of control generally occurs upon shipment when title and risk of loss pass to the customer. The vast majority of the Company's revenue is generated from the sale of distinct products. Revenue is measured as the amount of consideration the Company expects to receive in exchange for such products, which is generally at contractually stated prices. Sales taxes and value added taxes collected concurrently with revenue generating activities are excluded from revenue.

Performance Obligations

Substantially all of the Company's revenue is recognized at a point in time, upon shipment, rather than over time.

At the request of its customers, the Company may perform professional services, generally for the maintenance and repair of products previously sold to those customers and for engineering services. Professional services are typically short in duration, mostly less than one month, and aggregate to less than 3% of the Company's consolidated revenue. Revenue is typically recognized at a point in time when control transfers to the customer upon completion of professional services. These services generally involve a single distinct performance obligation. The consideration expected to be received in exchange for such services is normally the contractually stated amount.

The Company occasionally sells separately priced non-standard/extended warranty services or preventative maintenance plans with the sale of products. The transfer of control over the service plans is over time. The Company recognizes the related revenue ratably over the terms of the service plans. The transaction price of a contract is allocated to each performance obligation based on its relative standalone selling price. Standalone selling prices are generally determined based on the prices charged to customers or using the expected cost plus a margin.

Shipping and Handling Costs

The Company accounts for shipping and handling activities that occur after the transfer of control over the related goods as fulfillment activities rather than performance obligations. The shipping and handling fees charged to customers are recognized as revenue and the related costs are recorded in cost of revenue at the time of transfer of control.

Warranties

The Company generally provides warranties for its products. The standard warranty period is typically 12 months to 36 months. The standard warranty period for product sales is accounted for under the provisions of ASC 450, "Contingencies," as the Company has the ability to ascertain the likelihood of the liability and can reasonably estimate the amount of the liability. A provision for the estimated warranty cost is recorded in cost of revenue at the time revenue is recognized. The Company's estimate of costs to service the warranty obligations is based on historical experience and expectations of future conditions. To the extent that the Company's experience in warranty claims or costs associated with servicing those claims differ from the original estimates, revisions to the estimated warranty liability are recorded at that time, with an offsetting adjustment to cost of revenue.

Practical Expedients and Exemptions

The Company expenses incremental direct costs of obtaining a contract when incurred if the expected amortization period is one year or less. These costs are recorded within selling, general and administrative expenses in the consolidated statement of operations.

The Company does not adjust the promised amount of consideration for the effects of a financing component because the time period between the transfer of a promised good to a customer and the customer's payment for that good is typically one year or less. The Company does not disclose the value of the remaining performance obligation for contracts with an original expected length of one year or less.

Contract Liabilities

Contract liabilities consist of deferred revenue and advance payments from customers, including amounts that are refundable. These contract liabilities are classified as either current or long-term liabilities in the consolidated balance sheet based on the timing of when the Company expects to recognize the related revenue. As of December 31, 2024 and December 31, 2023, contract liabilities were $5.9 million and $5.8 million, respectively, and are included in accrued expenses and other current liabilities and other liabilities in the accompanying consolidated balance sheets. The increase in the contract liability balance during the year ended December 31, 2024 is primarily due to cash payments received in advance of satisfying performance obligations, partially offset by $4.3 million of revenue recognized during the year that was included in the contract liability balance at December 31, 2023.

Disaggregated Revenue

See Note 18 for the Company's disaggregation of revenue by geography and end market. The following table presents revenues disaggregated by the capabilities of the underlying products and technologies for the years ended December 31, 2024, 2023, and 2022, respectively (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Precision Manufacturing	$ 202,303	$ 225,750	$ 225,853
Robotics and Automation	288,317	273,470	308,237
Automation Enabling Technologies	490,620	499,220	534,090
Precision Medicine	249,872	178,840	144,018
Advanced Surgery	208,753	203,602	182,795
Medical Solutions	458,625	382,442	326,813
Total Revenue	$ 949,245	$ 881,662	$ 860,903

4. Business Combinations

2024 Acquisition

On January 2, 2024, the Company completed the acquisition of Motion Solutions Parent Corp. ("Motion Solutions"), an Irvine, California-based provider of highly engineered integrated solutions, specializing in proprietary precision motion and advanced motion control solutions, for a total purchase price of $192.0 million in cash, net of working capital adjustments. The acquisition was financed with borrowings under the Company's revolving credit facility. The addition of Motion Solutions enhances the Company's product portfolio and further expands its presence in attractive medical and precision medicine spaces. Motion Solutions is included in the Medical Solutions reportable segment.

Allocation of Purchase Price

The acquisition of Motion Solutions has been accounted for as a business combination. The purchase price is allocated based upon a valuation of the fair values of assets acquired and liabilities assumed. Assets acquired and liabilities assumed have been recorded at their estimated fair values as of the acquisition date. The excess of the purchase price over the fair values of the acquired tangible assets, identifiable intangible assets and assumed liabilities was recorded as goodwill. The fair values of identifiable intangible assets were based on valuations using an income approach, specifically the multi-period excess earnings method for customer relationships and the relief-from-royalty method for developed technologies. The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including revenue growth rates, customer attrition rates, royalty rates, discount rates, technology obsolescence curves, and EBITDA margins.

The final purchase price for Motion Solutions was allocated as follows (in thousands):

	Purchase Price Allocation
Cash	$ 776
Accounts receivable	8,515
Inventory	13,940
Property, plant and equipment	3,126
Operating lease assets	8,076
Intangible assets	83,000
Goodwill	106,761
Other assets	1,002
Total assets acquired	225,196
Accounts payable	5,305
Operating lease liabilities	8,514
Deferred tax liabilities	18,171
Other liabilities	1,230
Total liabilities assumed	33,220
Total assets acquired, net of liabilities assumed	191,976
Less: cash acquired	776
Purchase price, net of cash acquired	$ 191,200

The estimated purchase price allocation previously disclosed in the Form 10-Q for the period ended March 29, 2024 was revised during the second, third, and fourth quarter of 2024 as new information was received and analyzed, resulting in an increase in Inventory of $0.4 million, an increase in Intangible assets of $2.6 million, an increase in Other assets of $0.4 million, an increase in Deferred tax liabilities of $0.6 million, an increase in Other liabilities of $0.8 million and a decrease in Goodwill of $2.0 million.

The fair value of intangible assets for Motion Solutions is comprised of the following:

	Estimated Fair Value (In thousands)	Amortization Period
Developed technologies	$ 34,400	7 years
Customer relationships	43,100	13 years
Backlog	5,500	1 year
Total	$ 83,000	

The purchase price allocation resulted in $83.0 million of identifiable intangible assets and $106.8 million of goodwill. As the Motion Solutions acquisition was structured as a stock acquisition for income tax purposes, the goodwill is not deductible. The goodwill recorded represents the anticipated incremental value of future cash flows potentially attributable to: (i) Motion Solution's ability to grow the business with existing and new customers, including leveraging the Company's customer base; (ii) Motion Solution's ability to grow the business through new product introductions; and (iii) cost improvements due to the integration of Motion Solution's operations into the Company's existing infrastructure.

The operating results of Motion Solutions were included in the Company's results of operations beginning January 2, 2024. Motion Solutions contributed revenues of $82.4 million and an income before income taxes of $0.2 million to the Company's operating results for the twelve months ended December 31, 2024. The loss before income taxes from Motion Solutions for the period from the acquisition date through December 31, 2024 included amortization of inventory fair value adjustments of $2.8 million and amortization of purchased intangible assets of $13.0 million.

Unaudited Pro Forma Information

The pro forma information for all periods presented below includes the effect of business combination accounting resulting from the acquisition of Motion Solutions, including amortization of inventory fair value adjustments, amortization of intangible assets, interest expense on borrowings in connection with the acquisition, and the related tax effects, assuming that the acquisition had been consummated as of January 1, 2023. The pro forma financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that actually would have been achieved if the acquisition had taken place on January 1, 2023.

| | Year Ended | |
	December 31, 2024	December 31, 2023
Revenue	$ 949,245	$ 966,655
Net income	$ 66,495	$ 58,169

2022 Acquisition

On August 11, 2022, the Company acquired 100% of the outstanding shares of MPH Medical Devices S.R.O. ("MPH"), a Czech Republic-based manufacturer of medical consumables with plastics specialization in making medical disposable tube set products, for a total purchase price of €21.8 million ($22.4 million), net of cash acquired. The acquisition was financed with borrowings under the Company's revolving credit facility and cash available on hand. The addition of MPH has expanded the Company's capacity and capabilities in the medical disposable tube set products within the Medical Solutions reportable segment.

The acquisition of MPH has been accounted for as a business combination. The purchase price is allocated based upon a valuation of the fair values of assets acquired and liabilities assumed as of the acquisition date. The fair value of the real property were based on valuations using an income and cost approach, specifically the direct capitalization method and the replacement value approaches. These approaches are subject to key assumptions including market rent estimates, capitalization rates, local multipliers and remaining useful life. The sales comparison approach was not considered due to the limited data available on comparable properties.

The total purchase price for MPH was allocated as follows (in thousands):

	Purchase Price Allocation
Cash	$ 182
Accounts receivable	1,658
Inventories	957
Property, plant and equipment	12,094
Goodwill	9,863
Other assets	163
Total assets acquired	24,917
Accounts payable	562
Deferred tax liabilities	1,124
Other liabilities	664
Total liabilities assumed	2,350
Total assets acquired, net of liabilities assumed	22,567
Less: cash acquired	182
Total purchase price, net of cash acquired	$ 22,385

The purchase price allocation resulted in $9.9 million of goodwill. As the MPH acquisition was structured as a stock acquisition, the goodwill is not deductible for income tax purposes. The goodwill recorded represents the anticipated future benefits from the expansion of the Company's manufacturing capacity and capabilities for the medical disposal tube set products.

The operating results of MPH were included in the Company's results of operations beginning on August 12, 2022. MPH contributed revenues of $5.2 million and a profit before income taxes of $0.4 million for the year ended December 31, 2022.

Acquisition Costs

Acquisition costs are included in restructuring and acquisition related costs in the consolidated statements of operations. Acquisition-related costs were $1.0 million, zero, and $1.0 million for the years ended December 31, 2024, 2023, and 2022, respectively, related to the acquisitions that occurred during those years, if any.

5. Accumulated Other Comprehensive Loss

Changes in accumulated other comprehensive loss for the years ended December 31, 2024, 2023, and 2022, respectively, were as follows (in thousands):

	Total Accumulated Other Comprehensive Income (Loss)		Cumulative Translation Adjustments		Pension Liability Adjustments
Balance at December 31, 2021	$	(12,866)	$ (5,753)	$	(7,113)
Other comprehensive income (loss)		(19,555)	(18,674)		(881)
Amounts reclassified from accumulated other comprehensive loss [1]		412	—		412
Balance at December 31, 2022		(32,009)	(24,427)		(7,582)
Other comprehensive income (loss)		6,951	7,823		(872)
Amounts reclassified from accumulated other comprehensive loss [1]		1,020	—		1,020
Balance at December 31, 2023		(24,038)	(16,604)		(7,434)
Other comprehensive income (loss)		(6,764)	(7,082)		318
Amounts reclassified from accumulated other comprehensive loss [1]		881	—		881
Balance at December 31, 2024	$	(29,921)	$ (23,686)	$	(6,235)

[1] The amounts reclassified from accumulated other comprehensive loss were included in other income (expense) in the consolidated statements of operations.

6. Goodwill, Intangible Assets and Impairment Charges

Goodwill

The following table summarizes changes in goodwill during the year ended December 31, 2024 (in thousands):

	Amount
Balance at beginning of year	$ 484,507
Goodwill from current year acquisitions	106,761
Effect of foreign exchange rate changes	(7,170)
Balance at end of year	$ 584,098

Goodwill by reportable segment as of December 31, 2024 was as follows (in thousands):

	Reportable Segment				
	Automation Enabling Technologies		Medical Solutions		Total
Goodwill	$	439,980	$ 295,347	$	735,327
Accumulated impairment of goodwill		(119,507)	(31,722)		(151,229)
Total	$	320,473	$ 263,625	$	584,098

Goodwill by reportable segment as of December 31, 2023 was as follows (in thousands):

	Reportable Segment				
	Automation Enabling Technologies		Medical Solutions		Total
Goodwill	$	433,525	$ 202,211	$	635,736
Accumulated impairment of goodwill		(119,507)	(31,722)		(151,229)
Total	$	314,018	$ 170,489	$	484,507

The segment change discussed in Note 2, impacted the composition of the Company's reporting units, which resulted in a reallocation of goodwill between the Automation Enabling Technologies and Medical Solutions segments. The Company allocated $9.4 million and $22.7 million to the Automation Enabling Technologies segment and the Medical Solutions segment, respectively, based on the estimated relative fair values of the reporting units. The Company also assessed goodwill for impairment for the reporting units both before and after the reallocation and determined that there was no impairment.

Intangible Assets

Intangible assets as of December 31, 2024 and 2023, respectively, are summarized as follows (dollar amounts in thousands):

	December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Amortizable intangible assets:				
Patents and developed technologies	$ 218,867	$ (159,041)	$ 59,826	7.6
Customer relationships	265,156	(158,938)	106,218	13.2
Trademarks and trade names	23,367	(16,594)	6,773	9.2
Amortizable intangible assets	507,390	(334,573)	172,817	11.1
Non-amortizable intangible assets:				
Trade names	13,027	—	13,027	
Total	$ 520,417	$ (334,573)	$ 185,844	

	December 31, 2023			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life (Years)
Amortizable intangible assets:				
Patents and developed technologies	$ 187,092	$ (146,342)	$ 40,750	9.6
Customer relationships	225,183	(142,478)	82,705	14.4
Trademarks and trade names	23,628	(15,088)	8,540	9.5
Amortizable intangible assets	435,903	(303,908)	131,995	12.6
Non-amortizable intangible assets:				
Trade names	13,027	—	13,027	
Total	$ 448,930	$ (303,908)	$ 145,022	

All definite-lived intangible assets are amortized either on a straight-line basis or an economic benefit basis over their remaining estimated useful life. Amortization expense for patents and developed technologies is included in cost of revenue in the accompanying consolidated statements of operations. Amortization expense for customer relationships and definite-lived trademarks, trade names and other intangibles is included in operating expenses in the accompanying consolidated statements of operations. Amortization expense for the periods presented was as follows (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Amortization expense – cost of revenue	$ 14,773	$ 12,150	$ 13,270
Amortization expense – operating expenses	25,794	20,445	26,338
Total amortization expense	$ 40,567	$ 32,595	$ 39,608

Estimated future amortization expense for each of the five succeeding years and thereafter is as follows (in thousands):

Year Ending December 31,	Cost of Revenue		Operating Expenses		Total	
2025	$	14,222	$	22,173	$	36,395
2026		13,384		19,880		33,264
2027		10,568		15,768		26,336
2028		8,837		12,697		21,534
2029		6,064		9,148		15,212
Thereafter		6,751		33,325		40,076
Total	$	59,826	$	112,991	$	172,817

Impairment Charges

The Company did not have any goodwill or indefinite-lived intangible asset impairment charges during the years ended December 31, 2024, 2023, or 2022.

7. Fair Value Measurements

ASC 820, "Fair Value Measurement," establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the third is considered unobservable:

Level 1: Quoted prices for identical assets or liabilities in active markets which the Company can access

Level 2: Observable inputs other than those described in Level 1

Level 3: Unobservable inputs

Current Assets and Liabilities

The Company's cash equivalents are highly liquid investments with original maturities of three months or less, which represent assets the Company measures at fair value on a recurring basis. The Company determines the fair value of cash equivalents using a market approach based on quoted prices in active markets. The fair values of cash equivalents, accounts receivable, income taxes receivable, accounts payable, income taxes payable and accrued expenses and other current liabilities approximate their carrying values because of their short-term nature.

Foreign Currency Contracts

The Company addresses market risks from changes in foreign currency exchange rates through a risk management program that includes the use of derivative financial instruments to mitigate certain balance sheet foreign currency transaction exposures. The Company uses foreign currency forward contracts as a part of its strategy to manage exposures related to foreign currency denominated monetary assets and liabilities.

The following table summarizes the fair values of the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2024 (in thousands):

	Fair Value		Quoted Price in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets							
Prepaid expenses and other current assets:							
Foreign currency forward contracts	$	1,226	$	—	$	1,226	$	—
	$	1,226	$	—	$	1,226	$	—
Liabilities							
Accrued expenses and other current liabilities:							
Contingent considerations - Current	$	57	$	—	$	—	$	57
Foreign currency forward contracts		1,401		—		1,401		—
	$	1,458	$	—	$	1,401	$	57

The following table summarizes the fair values of the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 (in thousands):

	Fair Value		Quoted Price in Active Market for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
Assets							
Cash equivalents	$	1,392	$	1,392	$	—	$	—
Prepaid expenses and other current assets:							
Foreign currency forward contracts		379		—		379		—
	$	1,771	$	1,392	$	379	$	—
Liabilities							
Accrued expenses and other current liabilities:							
Contingent considerations - Current	$	48	$	—	$	—	$	48
Foreign currency forward contracts		312		—		312		—
Other liabilities:							
Contingent considerations - Long-term		311		—		—		311
	$	671	$	—	$	312	$	359

During the years ended December 31, 2024 and 2023, there were no transfers between fair value levels.

See Note 11 for a discussion of the estimated fair value of the Company's outstanding debt and Note 14 for a discussion of the estimated fair value of the Company's pension plan assets.

8. Foreign Currency Contracts

The Company addresses market risks from changes in foreign currency exchange rates through a risk management program that includes the use of derivative financial instruments to mitigate certain foreign currency transaction exposures from future settlement of non-functional currency monetary assets and liabilities as of the end of a period. The Company does not enter into derivative transactions for speculative purposes. Gains and losses on derivative financial instruments substantially offset losses and gains on the underlying hedged exposures. Furthermore, the Company manages its exposure to counterparty risks on derivative instruments by entering into contracts with a diversified group of major financial institutions and by actively monitoring outstanding positions.

As of December 31, 2024, the notional amount and fair value of the Company's foreign currency forward contracts was $187.4 million and a net loss of $0.2 million, respectively. As of December 31, 2023, the notional amount and fair value of the Company's foreign currency forward contracts was $172.3 million and a net gain of $0.1 million, respectively.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized aggregate net gain of $4.9 million, net gain of $2.5 million, and net loss of $(2.4) million, respectively, from the settlement of foreign currency forward contracts, which were included in foreign exchange transaction gains (losses) in the consolidated statements of operations.

9. Earnings per Common Share

Basic earnings per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Fully vested restricted stock units and deferred stock units granted to members of the Company's Board of Directors are included in the calculation of weighted average number of common shares outstanding.

For diluted earnings per common share, the denominator includes the dilutive effect of outstanding common share equivalents. The dilutive effects of outstanding common share equivalents, including outstanding service-based restricted stock units, stock options and performance-based restricted stock units, are determined using the treasury stock method. Performance-based restricted stock units are considered contingently issuable shares, the vesting of which may be based on achievement of specified company financial performance metrics ("attainment-based PSUs"), certain market conditions ("market-based PSUs") or a hybrid of company financial performance metrics and market conditions ("hybrid PSUs"). The dilutive effects of market-based PSUs are included in the weighted average common share calculation based on the number of shares, if any, that would be issuable as of the end of the reporting period, assuming the end of the reporting period is also the end of the performance period. The dilutive effects of attainment-based and hybrid PSUs are included in the weighted average common share calculation based on the cumulative achievement against the performance targets only when the performance targets have been achieved as of the end of the reporting period.

The following table sets forth the computation of basic and diluted earnings per common share (in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2024	2023	2022
Numerators:			
Net income	$ 64,087	$ 72,878	$ 74,051
Denominators:			
Weighted average common shares outstanding— basic	35,950	35,844	35,652
Dilutive potential common shares	174	187	257
Weighted average common shares outstanding— diluted	36,124	36,031	35,909
Antidilutive potential common shares excluded from above	128	99	91
Earnings per Common Share:			
Basic	$ 1.78	$ 2.03	$ 2.08
Diluted	$ 1.77	$ 2.02	$ 2.06

For the years ended December 31, 2024 and 2023, 150 thousand shares and 104 thousand shares, respectively, of attainment-based PSUs and hybrid PSUs were excluded from the calculation of the denominator because they were considered contingently issuable shares and the related performance targets had not been achieved as of December 31, 2024 and December 31, 2023.

For the year ended December 31, 2022, 99 thousand shares of attainment-based PSUs were excluded from the calculation of the denominator because they were considered contingently issuable shares and the related performance targets had not been achieved as of December 31, 2022.

10. Supplementary Balance Sheet Information

The following tables provide the details of selected balance sheet items as of the dates indicated (in thousands):

Inventories

	December 31,			
	2024		**2023**	
Raw materials	$	92,198	$	104,643
Work-in-process		24,719		21,010
Finished goods		27,327		23,311
Demo and consigned inventory		362		407
Total inventories	$	144,606	$	149,371

Property, Plant and Equipment, Net

	December 31,			
	2024		**2023**	
Cost:				
Land, buildings and improvements	$	99,217	$	95,020
Machinery and equipment		125,694		117,487
Total cost		224,911		212,507
Accumulated depreciation		(111,776)		(103,058)
Property, plant and equipment, net	$	113,135	$	109,449

The following table summarizes depreciation expense on property, plant and equipment, including demo units and assets under finance leases (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Depreciation expense	$	14,996	$	14,017	$	13,550

Accrued Expenses and Other Current Liabilities

The following table summarizes accrued expenses and other current liabilities as of the dates indicated (in thousands):

	December 31,			
	2024		**2023**	
Accrued compensation and benefits	$	28,361	$	32,703
Finance lease obligations		759		718
Contract liabilities, current portion		5,715		5,553
Accrued warranty		4,805		5,292
Other		20,691		16,790
Total	$	60,331	$	61,056

Accrued Warranty

The following table summarizes changes in accrued warranty for the periods indicated (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Balance at beginning of year	$	5,292	$	5,127	$	4,783
Provision charged to cost of revenue		1,140		2,445		3,071
Warranty liabilities acquired from acquisitions		76		—		—
Use of provision		(1,680)		(2,338)		(2,615)
Foreign currency exchange rate changes		(23)		58		(112)
Balance at end of year	$	4,805	$	5,292	$	5,127

Other Long-term Liabilities

The following table summarizes other long-term liabilities as of the dates indicated (in thousands):

	December 31,			
		2024		2023
Finance lease obligations	$	3,175	$	3,934
Accrued contingent considerations and earn-outs		—		311
Other		1,316		1,687
Total	$	4,491	$	5,932

11. Debt

Debt consisted of the following (in thousands):

	December 31,			
		2024		2023
Senior Credit Facilities – term loan	$	4,710	$	4,994
Less: unamortized debt issuance costs		(19)		(26)
Total current portion of long-term debt		4,691		4,968
Senior Credit Facilities – term loan		65,698		74,655
Senior Credit Facilities – revolving credit facility		348,751		278,404
Less: unamortized debt issuance costs		(2,500)		(3,655)
Total long-term debt		411,949		349,404
Total Senior Credit Facilities	$	416,640	$	354,372

Senior Credit Facilities

On December 31, 2019, the Company entered into an amended and restated credit agreement (the "Third Amended and Restated Credit Agreement") with existing lenders for an aggregate credit facility of $450.0 million, consisting of a $100.0 million U.S. dollar equivalent euro-denominated (approximately €90.2 million) 5-year term loan facility and a $350.0 million 5-year revolving credit facility (collectively, the "Senior Credit Facilities"). The Third Amended and Restated Credit Agreement had an original maturity date of December 31, 2024.

On March 27, 2020, the Company entered into an amendment (the "First Amendment") to the Third Amended and Restated Credit Agreement and exercised a portion of the uncommitted accordion option. The First Amendment increased the revolving credit facility commitment by $145.0 million, from $350.0 million to $495.0 million, and reset the uncommitted accordion option to $200.0 million for potential future expansion.

On October 5, 2021, the Company entered into an amendment (the "Fourth Amendment") to the Third Amended and Restated Credit Agreement to exercise the accordion option. The Fourth Amendment increased the revolving credit facility commitment by $200.0 million, from $495.0 million to $695.0 million, and reset the uncommitted accordion option to $200.0 million for potential future expansion.

On March 10, 2022, the Company entered into an amendment (the "Fifth Amendment") to the Third Amended and Restated Credit Agreement to extend the maturity date from December 31, 2024 to March 10, 2027, update the pricing grid, replace LIBOR with SOFR as the reference rate for U.S. dollar borrowings, and increase the uncommitted accordion option from $200.0 million to $350.0 million.

The borrowings outstanding under the Senior Credit Facilities bear interest at rates based on (a) the Base Rate, as defined in the Third Amended and Restated Credit Agreement, plus a margin ranging between 0.00% to 0.75% per annum, determined by reference to the Company's consolidated leverage ratio, or (b) the Term SOFR Screen Rate, the Alternative Currency Daily Rate or the Alternative Currency Term Rate, as defined in the Third Amended and Restated Credit Agreement, plus a margin ranging between 0.75% and 1.75% per annum, determined by reference to the Company's consolidated leverage ratio. In addition, the Company is obligated to pay a commitment fee on the unused portion of the revolving credit facility, ranging between 0.20% and 0.30% per annum, determined by reference to the Company's consolidated leverage ratio.

The Third Amended and Restated Credit Agreement contains various customary representations, warranties and covenants applicable to the Company and its subsidiaries, including, among others: (i) limitations on restricted payments, including dividend payments and stock repurchases, provided that the Company and its subsidiaries may repurchase their equity interests so long as, immediately after giving effect to the repurchase, the Company's consolidated leverage ratio is no more than 3.25:1.00, with a step up to 3.75:1.00 for four consecutive quarters following an acquisition with an aggregate consideration greater than or equal to $50.0 million, and the satisfaction of certain other customary conditions; (ii) limitations on fundamental changes involving the Company and its subsidiaries; (iii) limitations on the disposition of assets; and (iv) limitations on indebtedness, investments, and liens. The Third Amended and Restated Credit Agreement also requires the Company to satisfy certain financial covenants, such as maintaining a minimum consolidated fixed charge coverage ratio of 1.50:1.00 and a maximum consolidated leverage ratio of 3.50:1.00. The maximum consolidated leverage ratio will increase to 4.00:1.00 for four consecutive quarters following an acquisition with an aggregate consideration greater than or equal to $50.0 million.

The outstanding principal balance under the term loan facility is payable in quarterly installments of €1.1 million that began in March 2020, with the remaining balance due upon maturity. The Company may make additional principal payments at any time, which will reduce the next quarterly installment payment due. Borrowings under the revolving credit facility may be repaid at any time through March 2027.

As of December 31, 2024, the outstanding principal under the Company's term loan facility is scheduled to be repaid as follows (in thousands):

	Principal Amount
2025	$ 4,710
2026	4,710
2027	60,988
Total debt repayments	$ 70,408

The Company may be required to prepay outstanding loans under the Third Amended and Restated Credit Agreement with the net proceeds from certain asset dispositions and incurrence of certain debt. At the election of the Company, and so long as no default shall have occurred, the Company may reinvest all, or any portion, of the net proceeds from such asset dispositions or incurrence of debt within a year.

As of December 31, 2024, the Company had $346.2 million additional borrowing capacity available under the revolving credit facility. Excluding commitment fees under the revolving credit facility, the weighted average interest rate for the Senior Credit Facilities was approximately 5.62% as of December 31, 2024. The commitment fee rate for the unused commitments under the revolving credit facility was approximately 0.28% as of December 31, 2024.

Guarantees

The Senior Credit Facilities are guaranteed by Novanta Inc., Novanta Corporation, NDS Surgical Imaging LLC, Novanta Medical Technologies Corp., W.O.M. World of Medicine USA, Inc., Novanta Europe GmbH, Novanta U.K. Investments Holding Limited, Novanta Technologies U.K. Limited, ATI Industrial Automation, Inc., ATI Industrial Mexico, LLC, and Motion Solutions Parent Corp. (collectively, "Guarantors"). Each Guarantor, jointly and severally, unconditionally guarantees the due and punctual payment of the principal, interest and fees under the Senior Credit Facilities, when due and payable, whether at maturity, by required prepayment, by acceleration or otherwise. In addition, Guarantors guarantee the due and punctual payment, fees and interest on the overdue principal of the Senior Credit Facilities and the due and punctual performance of all obligations of the Company in accordance with the terms of the Third Amended and Restated Credit Agreement. Furthermore, each Guarantor, jointly and severally, unconditionally guarantees that in the event of any extension, renewal, amendment, refinancing or modification of any of the Senior Credit Facilities, amounts due will be promptly paid in full when due in accordance with the terms of the extension or renewal, at stated maturity, by acceleration or otherwise.

The obligations of each Guarantor are limited to the maximum amount, after giving effect to all other contingent and fixed liabilities or any collections from, or payments made by or on behalf of, any other Guarantor. Each Guarantor that makes a payment or distribution under a Guarantee is entitled to a contribution from each other Guarantor of its pro rata share based on the adjusted net assets of each Guarantor. If at any time any payment of any of the obligations of the Guarantors is rescinded or must otherwise be returned upon the insolvency, bankruptcy or reorganization of the Company, a Guarantor or otherwise, the Guarantees will continue to be effective or be reinstated, as the case may be, as though such payment had not been made.

Each Guarantor may be released from its obligations under its respective Guarantee and its obligations under the Third Amended and Restated Credit Agreement upon the occurrence of certain events, including, but not limited to: (i) the Guarantor ceasing to be a subsidiary; or (ii) payment in full of the principal and accrued and unpaid interest on the Senior Credit Facilities and all other obligations.

The maximum potential amount of future payments that the Guarantors could be required to make under the Guarantee is the principal amount of the Senior Credit Facilities plus all accrued and unpaid interest thereon. However, as of December 31, 2024, the Guarantors were not expected to be required to perform under the Guarantee.

Liens

The Company's obligations under the Senior Credit Facilities are secured, on a senior basis, by a lien on substantially all of the assets of Novanta Inc. The Third Amended and Restated Credit Agreement also contains customary events of default.

Deferred Financing Costs

The Company allocated the deferred financing costs between the term loan and the revolving credit facility based on the maximum borrowing capacity and are amortized on a straight-line basis over the term of the Senior Credit Facilities. Non-cash interest expense related to the amortization of the deferred financing costs was $1.2 million, $1.2 million and $1.2 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively. Unamortized deferred financing costs are presented as a reduction to the debt balances on the consolidated balance sheets.

Fair Value of Debt

As of December 31, 2024 and December 31, 2023, the outstanding balance of the Company's debt approximated its fair value based on current rates available to the Company for debt of the same maturities. The fair value of the Company's debt is classified as Level 2 under the fair value hierarchy.

12. Leases

Most leases held by the Company expire between 2025 and 2036. In the U.K., where longer lease terms are more common, the Company has a land lease that extends through 2078. Certain leases include terms such as one or more options to renew, with renewal terms that can extend the lease term from one to 10 years, and options to terminate the leases within one year. The exercise of lease renewal or termination option is at the Company's sole discretion; therefore, the majority of renewals to extend the lease terms are not included in the Company's right-of-use assets and operating lease liabilities as they are not reasonably certain of being exercised. The Company regularly evaluates the renewal options and includes the renewal periods in the lease term when they are reasonably certain of being exercised. The depreciable life of right-of-use assets and leasehold improvements is limited to the expected lease terms.

The following table summarizes the components of lease costs included in the statements of operations for the periods indicated (in thousands):

	Year Ended December 31,					
		2024		2023		2022
Operating lease cost	$	12,109	$	10,475	$	10,387
Finance lease cost						
Amortization of right-of-use assets		602		602		602
Interest on lease liabilities		236		274		308
Variable lease cost		1,192		1,007		1,145
Total lease cost	$	14,139	$	12,358	$	12,442

The following table provides the details of balance sheet information related to leases as of the dates indicated (in thousands, except lease term and discount rate):

	December 31,			
		2024		2023
Operating leases:				
Operating lease right-of-use assets	$	42,908	$	38,302
Current portion of operating lease liabilities	$	9,879	$	8,189
Operating lease liabilities		40,548		37,345
Total operating lease liabilities	$	50,427	$	45,534
Finance leases:				
Property, plant and equipment, gross	$	9,582	$	9,582
Accumulated depreciation		(6,874)		(6,272)
Finance lease assets included in property, plant and equipment, net	$	2,708	$	3,310
Accrued expenses and other current liabilities	$	759	$	718
Other liabilities		3,175		3,934
Total finance lease liabilities	$	3,934	$	4,652
Weighted-average remaining lease term (in years):				
Operating leases		7.4		7.6
Finance leases		4.5		5.5
Weighted-average discount rate:				
Operating leases		4.82%		4.84%
Finance leases		5.54%		5.54%

The following table provides the details of cash flow information related to leases for the periods indicated (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Cash paid for amounts included in lease liabilities:			
Operating cash flows from finance leases	$ 236	$ 274	$ 308
Operating cash flows from operating leases	$ 11,169	$ 7,826	$ 7,876
Financing cash flows from finance leases	$ 718	$ 657	$ 599
Supplemental non-cash information:			
Right-of-use assets obtained in exchange for new operating lease liabilities[1]	$ 14,237	$ 4,046	$ 4,757
Right-of-use assets obtained in exchange for new finance lease liabilities	$ -	$ -	$ -

[1]The amount for the twelve months ended December 31, 2024 includes $8.1 million of right-of-use assets acquired as part of the Motion Solutions acquisition.

Future minimum lease payments under operating and finance leases expiring subsequent to December 31, 2024, including operating leases associated with facilities that have been vacated as a result of the Company's restructuring actions, are summarized as follows (in thousands):

Year Ending December 31,	Operating Leases	Finance Leases
2025	$ 11,581	$ 954
2026	10,445	979
2027	8,880	1,003
2028	6,084	1,003
2029	5,297	502
Thereafter	19,037	—
Total minimum lease payments	61,324	4,441
Less: interest	(10,897)	(507)
Present value of lease liabilities	$ 50,427	$ 3,934

13. Stockholders' Equity and Share-Based Compensation

Preferred Shares

In May 2021, the Company's shareholders approved a special resolution to amend the Company's articles to authorize up to 7.0 million preferred shares for future issuance. The Company's Board of Directors is authorized to designate and issue one or more series of preferred shares, fix the rights, preferences and designation, as deemed necessary or advisable, relating to the preferred shares, provided that no shares of any series may be entitled to more than one vote per share. As of December 31, 2024, no preferred shares had been issued and outstanding.

Common Shares

The Company has an unlimited number of no-par value common shares authorized for issuance. Holders of common shares are entitled to one vote per share. Holders of common shares are entitled to receive dividends, if and when declared by the Board of Directors, and to share ratably in the Company's assets legally available for distribution to shareholders in the event of liquidation. Holders of common shares have no redemption or conversion rights.

Common Share Repurchases

The Company's Board of Directors may approve share repurchase plans from time to time. Under these repurchase plans, shares may be repurchased at the Company's discretion based on ongoing assessment of the capital needs of the business, market prices of the Company's common shares, and general market conditions. Shares may also be repurchased through an accelerated share purchase agreement on the open market or in privately negotiated transactions in accordance with applicable federal securities laws. Repurchases may be made under certain SEC regulations, which would permit common shares to be repurchased when the

Company would otherwise be prohibited from doing so under insider trading laws. While the share repurchase plans are generally intended to offset dilution from equity awards granted to the Company's employees and directors, the plans do not obligate the Company to acquire any particular amount of common shares. No time limit is typically set for the completion of the share repurchase plans, and the plans may be suspended or discontinued at any time. The Company expects to fund share repurchases through cash on hand and cash generated from operations.

In October 2018, the Company's Board of Directors approved a share repurchase plan (the "2018 Repurchase Plan") authorizing the repurchase of $25.0 million worth of common shares. During 2022, the Company completed the 2018 Repurchase Plan and repurchased 80 thousand shares for an aggregate purchase price of $9.5 million at an average price of $118.97 per share. From the inception of the 2018 Repurchase Plan, the Company repurchased a cumulative total of 264 thousand shares for an aggregate purchase price of $25.0 million at an average price of $94.57 per share.

In February 2020, the Company's Board of Directors approved a new share repurchase plan (the "2020 Repurchase Plan") authorizing the repurchase of an additional $50.0 million worth of common shares. During 2022, the Company repurchased 4 thousand shares for an aggregate purchase price of $0.5 million at an average price of $116.95 per share under the 2020 Repurchase Plan. No shares were repurchased during the years ended December 31, 2024 and 2023. As of December 31, 2024, the Company had $49.5 million available for future share repurchases under the 2020 Repurchase Plan.

Amended and Restated 2010 Incentive Plan

In November 2010, the Company's shareholders approved the 2010 Incentive Award Plan under which the Company may grant share-based compensation awards to employees, consultants and directors. In May 2021, the Company's shareholders approved an amended and restated 2010 Incentive Award Plan (as amended, the "Amended and Restated 2010 Incentive Plan"). The maximum number of shares which can be issued pursuant to the Amended and Restated 2010 Incentive Plan is 6,148,613, subject to adjustment as set forth in the Amended and Restated 2010 Incentive Plan. The Amended and Restated 2010 Incentive Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, restricted stock units, stock appreciation rights, deferred stock, deferred stock units, dividend equivalents, performance awards and stock payments (collectively referred to as "Awards"). The Amended and Restated 2010 Incentive Plan provides for specific limits on the number of shares with respect to Awards that may be granted to any one person during any calendar year and the amount of cash that can be paid with respect to Awards to any one person during any calendar year. The Amended and Restated 2010 Incentive Plan will expire and no further Awards may be granted after May 13, 2031. As of December 31, 2024, there were 1,678,372 shares available for future Awards under the Amended and Restated 2010 Incentive Plan.

Shares subject to Awards that have expired, forfeited or settled in cash, or repurchased by the Company at the same price paid by the awardee may be added back to the number of shares available for grant under the Amended and Restated 2010 Incentive Plan and may be granted as new Awards. Notwithstanding the foregoing, the following shares will not be added back to the number of shares available for grant: (a) shares that are used to pay the exercise price for an option, (b) shares tendered or withheld to pay taxes with respect to any Award (other than options and stock appreciation rights) to the extent they exceed the number of shares with a fair market value equal to the tax liability based on minimum withholding rates, (c) shares tendered or withheld to pay taxes with respect to options and stock appreciation rights, (d) shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and (e) shares purchased on the open market with the cash proceeds from the exercise of options. Shares issued to satisfy Awards under the Amended and Restated 2010 Incentive Plan may be previously authorized but unissued shares, treasury shares or shares repurchased on the open market.

Share-Based Compensation Expense

The table below summarizes share-based compensation expense recorded in operating income for the periods indicated (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Selling, general and administrative	$ 19,885	$ 21,963	$ 18,182
Research and development and engineering	2,346	2,031	2,414
Cost of revenue	1,076	1,594	2,512
Total share-based compensation expense	$ 23,307	$ 25,588	$ 23,108

The expense recorded during each of the three years ended December 31, 2024, December 31, 2023 and December 31, 2022 included $1.6 million, $1.2 million and $1.1 million, respectively, related to restricted stock units ("RSUs") and deferred stock units ("DSUs") granted to the members of the Company's Board of Directors.

As of December 31, 2024, the Company's outstanding equity awards for which compensation expense will be recognized in the future consisted of time-based RSUs, performance stock units ("PSUs") and stock options granted under the Amended and Restated 2010 Incentive Plan. The Company expects to record an aggregate share-based compensation expense of $30.8 million, net of estimated forfeitures, over a weighted average period of 1.71 years subsequent to December 31, 2024, for all outstanding Awards as of December 31, 2024.

Restricted Stock Units and Deferred Stock Units

The Company's RSUs have generally been issued to employees and the Company's Board of Directors with vesting periods ranging from zero to five years and vest based solely on service conditions. Accordingly, the Company recognizes compensation expense on a straight-line basis over the requisite service period. The Company reduces the compensation expense by an estimated forfeiture rate which is based on anticipated forfeitures and actual experience.

DSUs are granted to the members of the Company's Board of Directors. The compensation expense associated with the DSUs is recognized in full on the respective date of grant, as DSUs are fully vested and non-forfeitable upon grant. Outstanding DSUs are converted into common shares upon Board members' resignation or retirement from the Board. There were 40 thousand and 41 thousand DSUs outstanding as of December 31, 2024 and December 31, 2023, respectively, which were included in the calculation of weighted average basic shares outstanding for the respective period.

The table below summarizes activities during the year ended December 31, 2024 relating to restricted and deferred stock units issued and outstanding under the Amended and Restated 2010 Incentive Plan:

	Restricted and Deferred Stock Units (In thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (In years)	Aggregate Intrinsic Value [1] (In thousands)
Unvested at December 31, 2023	206	$ 143.97		
Granted	118	$ 161.46		
Vested	(107)	$ 141.88		
Forfeited	(19)	$ 155.68		
Unvested at December 31, 2024	198	$ 154.43	1.11 years	$ 30,298
Expected to vest as of December 31, 2024	181	$ 153.94	1.11 years	$ 27,697

[1]   The aggregate intrinsic value is calculated based on the fair value of $152.77 per common share as of December 31, 2024 due to the fact that the restricted and deferred stock units carry a $0 purchase price.

The total fair value of restricted stock units and deferred stock units that vested in 2024, based on the market price of the underlying shares as of the date of vesting, was $17.1 million.

Performance Stock Units

The Company typically grants PSUs that are based on the Company's financial performance metrics, market conditions, or a hybrid of company financial performance metrics and market conditions. These PSUs generally cliff vest on the first day following the end of the specified performance period.

The number of common shares to be issued upon settlement following vesting of attainment-based PSUs is determined based on the Company's financial performance metrics over the specified performance period against the targets established by the Company's Board of Directors at the time of grant and will be in the range of zero to 200% of the target number of shares. The Company recognizes the related compensation expense ratably over the performance period based on the number of shares that are deemed probable of vesting at the end of the specified performance period. This probability assessment is performed quarterly and the cumulative effect of a change in the estimated compensation expense, if any, is recognized in the consolidated statement of operations in the period in which such determination is made.

The number of common shares to be issued upon settlement following vesting of market-based PSUs is determined based on the relative market performance of the Company's common shares compared to the Russell 2000 Index over the specified performance period using a payout formula established by the Company's Board of Directors at the time of grant and will be in the range of zero to 200% of the target number of shares. The Company recognizes the related compensation expense based on the fair value of the market-based PSUs, determined using the Monte-Carlo valuation method as of the grant date, on a straight-line basis from the grant date to the end of the specified performance period. Compensation expense on market-based PSUs will not be affected by the number of shares that will ultimately vest at the end of the specified performance period.

The number of common shares to be issued upon settlement following vesting of PSU awards that are based on the achievement of a hybrid of company financial performance metrics and market conditions ("Hybrid PSUs") is determined based on the Company's financial performance metrics achieved over the specified performance period against the targets established by the Company's Board of Directors at the time of grant and a market-based multiplier based on the percentile ranking of the relative market performance of the Company's common shares compared to the Russell 2000 Index companies. The payout will be in the range of zero to 260% of the target number of shares. The Company determines the fair value of these Hybrid PSUs using the Monte-Carlo valuation method as of the grant date. The Company recognizes compensation expense associated with the Hybrid PSUs ratably over the performance period based on the fair value of the PSUs as of the grant date and the number of shares that are deemed probable of vesting based on the estimated achievement of the pertinent company financial performance metrics at the end of the specified performance period. The probability assessment is performed quarterly and the cumulative effect of a change in the estimated compensation expense, if any, is recognized in the consolidated statement of operations in the period in which such determination is made.

The table below summarizes activities during the year ended December 31, 2024 relating to performance-based restricted stock units issued and outstanding under the Company's Amended and Restated 2010 Incentive Plan:

	Performance Stock Units [2] (In thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (In years)	Aggregate Intrinsic Value [3] (In thousands)
Unvested at December 31, 2023	205	$ 160.24		
Granted	80	$ 177.06		
Performance adjustments[1]	16	$ 166.64		
Vested	(49)	$ 166.58		
Forfeited	(25)	$ 168.78		
Unvested at December 31, 2024	227	$ 165.13	1.15 years	$ 34,667
Expected to vest as of December 31, 2024	190	$ 163.87	1.15 years	$ 29,051

[1] The amount shown represents performance adjustments related to the performance-based awards vested during the year ended December 31, 2024.

[2] The unvested PSUs are shown in this table at target payout. The number of shares vested reflects the number of shares earned and issued during the year. As of December 31, 2024, the maximum number of PSUs available to be earned was approximately 443 thousand.

[3] The aggregate intrinsic value is calculated based on the fair value of $152.77 per common share as of December 31, 2024 due to the fact that the performance stock units carry a $0 purchase price.

The total fair value of PSUs that vested during the year ended December 31, 2024, based on the market price of the underlying shares on the date of vesting, was $8.0 million.

The grant-date fair value of the hybrid PSUs granted during the year ended December 31, 2024 was estimated using the Monte-Carlo valuation model with the following assumptions:

	Year Ended December 31, 2024
Grant-date stock price	$ 157.48
Expected volatility	36.90%
Risk-free interest rate	4.35%
Expected annual dividend yield	—
Weighted average fair value	$ 180.98

Stock Options

In February 2024, the Company granted 53 thousand nonqualified stock options to certain members of the executive management team to purchase common shares of the Company at an exercise price equal to the closing market price on the date of grant. The stock options vest ratably over three years on the anniversary of the date of grant and expire on the seventh anniversary of the date of grant. The Company estimates the fair value of stock options using the Black-Scholes valuation model. The Company recognizes compensation expense related to the stock options on a straight-line basis over the vesting period in the consolidated statement of operations.

The following table shows stock options that were outstanding and exercisable as of December 31, 2024 and the related weighted average exercise price, weighted average remaining contractual term and aggregate intrinsic value:

	Stock Options (In thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value [1] (In thousands)
Outstanding as of December 31, 2023	132	$ 102.86		
Granted	53	$ 157.48		
Exercised	(31)	$ 14.13		
Forfeited or expired	(5)	$ 156.61		
Outstanding as of December 31, 2024	149	$ 139.17	4.63 years	$ 2,449
Exercisable as of December 31, 2024	59	$ 116.07	3.22 years	$ 2,247
Expected to vest as of December 31, 2024	90	$ 154.36	5.56 years	$ 202

[1] The aggregate intrinsic value is calculated as the difference between the closing market price of $152.77 per common share as of December 31, 2024 and the exercise price of the stock options. It excludes the effect of stock options that have a zero or negative intrinsic value.

The aggregate Black-Scholes fair value of $3.3 million for the stock options granted during the year ended December 31, 2024 was estimated using the following assumptions as of the grant date:

	Year Ended December 31, 2024
Expected option term in years	4.5
Expected volatility	40.3%
Risk-free interest rate	4.2%
Expected annual dividend yield	—

The expected option term was calculated using the simplified method permitted under Codification of Staff Accounting Bulletins Topic 14, "Share-Based Payment". The expected volatility was determined based on the historical volatility of the Company's common shares over the expected option term. Risk-free interest rate was based upon U.S. treasury instruments. The expected annual dividend yield is zero as the Company does not have plans to issue dividends.

14. Employee Benefit Plans

Defined Contribution Plans

The Company has defined contribution employee retirement savings plans in the U.S., the U.K. and Japan. The Company matches the contributions of participating employees on the basis of percentages specified in each plan. The Company's matching contributions to the plans were $6.8 million, $6.8 million and $5.9 million for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively.

Defined Benefit Plan

The Company maintains a frozen defined benefit pension plan in the U.K. (the "U.K. Plan"). The U.K. Plan was closed to new membership in 1997 and stopped accruing additional pension benefits for existing members in 2003. Benefits under the U.K. Plan were based on the participants' years of service and compensation as of the date the plan was frozen in 2003, adjusted for inflation. The Company continues to fund the plan in accordance with the pension regulations in the U.K.

The net periodic pension cost is included in other income (expense) in the consolidated statements of operations and consisted of the following components (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Components of the net periodic pension cost:			
Interest cost	$ 1,158	$ 1,185	$ 669
Expected return on plan assets	(1,466)	(1,440)	(1,286)
Amortization of actuarial losses	851	990	380
Amortization of prior service cost	30	30	32
Net periodic pension cost	$ 573	$ 765	$ (205)

The actuarial assumptions used to compute the net periodic pension cost for the years ended December 31, 2024, December 31, 2023 and December 31, 2022, respectively, were as follows:

	Year Ended December 31,		
	2024	2023	2022
Weighted-average discount rate	4.5%	4.8%	1.8%
Weighted-average long-term rate of return on plan assets	5.1%	5.3%	3.2%

The actuarial assumptions used to compute the benefit obligations as of December 31, 2024 and December 31, 2023, respectively, were as follows:

	December 31,	
	2024	2023
Weighted-average discount rate	5.5%	4.5%
Rate of inflation	3.1%	2.8%

The discount rates used are derived from (AA) corporate bonds that have maturities approximating the terms of the pension obligations under the U.K. Plan. In estimating the expected return on plan assets, the Company considered the historical performance of the major asset classes held by the U.K. Plan and current forecasts of future rates of return for these asset classes.

The following table provides a reconciliation of benefit obligations and plan assets of the U.K. Plan (in thousands):

	December 31,			
	2024		**2023**	
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$	26,259	$	24,597
Interest cost		1,158		1,185
Actuarial (gains) losses [1]		(3,393)		445
Benefits paid		(1,374)		(1,257)
Prior service cost		—		—
Foreign currency exchange rate changes		(250)		1,289
Projected benefit obligation at end of year	$	22,400	$	26,259
Accumulated benefit obligation at end of year	$	22,400	$	26,259
Change in plan assets:				
Fair value of plan assets at beginning of year	$	29,351	$	26,609
Actual return on plan assets		(1,311)		1,575
Employer contributions		287		1,007
Benefits paid		(1,374)		(1,257)
Foreign currency exchange rate changes		(308)		1,417
Fair value of plan assets at end of year	$	26,645	$	29,351
Funded status at end of year	$	4,245	$	3,092
Amounts included in accumulated other comprehensive loss not yet recognized in net periodic pension cost:				
Net actuarial losses at beginning of year	$	(7,772)	$	(8,076)
Net actuarial gains (losses) during the year		627		(310)
Prior service cost arising during the year		—		—
Amounts reclassified from accumulated other comprehensive loss to income before income taxes		881		1,020
Foreign currency exchange rate changes		67		(406)
Net actuarial losses	$	(6,197)	$	(7,772)

[1]   Actuarial (gains)/losses in the U.K. Plan for the years ended December 31, 2024 and December 31, 2023, respectively, primarily resulted from changes in the discount rate assumptions.

The funded status of the U.K. Plan was included in other long term assets on the accompanying consolidated balance sheet as of December 31, 2024 and December 31, 2023, respectively.

The following table reflects the total expected benefit payments to plan participants for each of the next five years and the following five years in aggregate and have been estimated based on the same assumptions used to measure the Company's benefit obligations as of December 31, 2024 (in thousands):

	Amount	
2025	$	1,298
2026		1,568
2027		1,642
2028		1,615
2029		1,613
2030-2034		9,678
Total	$	17,414

In the U.K., defined benefit pension plan funding valuations are conducted every three years to determine the future level of contributions. Based on the results of the most recent valuation in 2024, the Company will not be required to contribute any additional funds for the next three years. Future annual funding contributions, if any, will be determined in the next statutory funding valuation in 2027.

Fair Value of Plan Assets

The trustee of the U.K. Plan has the fiduciary responsibilities to manage the plan assets in consultation with the Company. The overall objective is to invest plan assets in a portfolio of diversified assets, primarily through the use of institutional collective funds. During the year ended December 31, 2023, the investment strategy was gradually shifted from a balanced growth strategy that combines investments in growth assets (such as equities and credit) with investments in debt instruments that match a portion of the expected future benefit payments to a strategy that is progressively more focused on matching the benefit payments based on a series of de-risking triggers that are based on the funding level. As these triggers are hit, the assets are shifted from growth assets into fixed income investments leading to an increasingly low risk approach.

The following table summarizes the fair values of Plan assets by asset category as of December 31, 2024 (in thousands):

Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Not Subject to Leveling
Mutual Funds:					
Balanced [1]	$ 5,118	$ —	$ —	$ —	$ 5,118
Fixed income [2]	21,136	—	—	—	21,136
Cash	391	391	—	—	—
Total	$ 26,645	$ 391	$ —	$ —	$ 26,254

[1] This class comprises a diversified portfolio of global investments which seeks growth from equities and credit assets. It is allocated on a weighted average basis as follows: equities (5%), bonds (90%) and other assets (5%).

[2] This class comprises a diversified portfolio of global investments which seeks fixed income growth and is allocated on a weighted average basis as follows: bonds (79%) and other assets (21%).

The following table summarizes the fair values of Plan assets by asset category as of December 31, 2023 (in thousands):

Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Not Subject to Leveling
Mutual Funds:					
Balanced [1]	$ 18,978	$ —	$ —	$ —	$ 18,978
Fixed income [2]	10,129	—	—	—	10,129
Cash	244	244	—	—	—
Total	$ 29,351	$ 244	$ —	$ —	$ 29,107

[1] This class comprises a diversified portfolio of global investments which seeks growth from equities and credit assets. It is allocated on a weighted average basis as follows: equities (11%), bonds (64%) and other assets (25%).

[2] This class comprises a diversified portfolio of global investments which seeks fixed income growth and is allocated on a weighted average basis as follows: bonds (95%) and other assets (5%).

15. Income Taxes

Components of the Company's income (loss) before income taxes for the periods indicated are as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Income (loss) before income taxes:						
Canada	$	(7,425)	$	(6,490)	$	(4,946)
U.S.		11,829		38,992		28,365
Other		74,662		51,246		63,740
Total	$	79,066	$	83,748	$	87,159

Components of the Company's income tax provision (benefit) for the periods indicated are as follows (in thousands):

		Year Ended December 31,				
		2024		2023		2022
Current						
Canada	$	43	$	59	$	65
U.S.		11,198		14,424		17,205
Other		19,647		11,113		14,492
		30,888		25,596		31,762
Deferred						
Canada		—		—		—
U.S.		(12,612)		(12,224)		(15,370)
Other		(3,297)		(2,502)		(3,284)
		(15,909)		(14,726)		(18,654)
Total	$	14,979	$	10,870	$	13,108

The Company is incorporated in Canada and therefore uses the Canadian statutory rate for income tax disclosure. The reconciliation of the statutory Canadian tax rate to the effective tax rate related to income before income taxes for the periods indicated is as follows (in thousands, except percentage data):

		Year Ended December 31,				
		2024		2023		2022
Statutory Canadian tax rate		29.00%		29.00%		29.00%
Expected income tax provision at Canadian statutory tax rate	$	22,929	$	24,287	$	25,276
U.S. state income taxes, net		(168)		860		3
U.K. patent box		(3,982)		(4,247)		(3,135)
Foreign-derived intangible income		(3,015)		(4,500)		(4,467)
International tax rate differences		(2,622)		(4,804)		(6,289)
Tax credits		(2,590)		(3,602)		(2,256)
Change in valuation allowance		1,930		2,068		2,048
Disallowed compensation		1,678		2,571		2,138
Withholding and other taxes		854		300		789
Windfall benefit from share-based compensation		(844)		(1,685)		(254)
Transaction costs and permanent differences		360		423		140
Uncertain tax positions		244		90		(168)
Provision to return differences		231		(1,056)		(19)
Acquisition contingent consideration adjustments		(81)		—		(698)
Statutory tax rate changes		55		165		—
Reported income tax provision	$	14,979	$	10,870	$	13,108
Effective tax rate		18.9%		13.0%		15.0%

Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items and operating loss and tax credit carryforwards for financial and tax reporting purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and December 31, 2023 are as follows (in thousands):

| | December 31, | | | |
	2024		2023	
Deferred tax assets:				
Capitalized R&D	$	34,777	$	25,238
Inventories		15,451		12,497
Losses		12,606		11,274
Compensation related deductions		9,323		8,457
Operating lease liabilities		9,120		10,194
Tax credits		3,260		3,222
Business interest expense		1,483		-
Other		974		724
Warranty		913		964
Total deferred tax assets		87,907		72,570
Valuation allowance on deferred tax assets		(18,594)		(16,674)
Net deferred tax assets	$	69,313	$	55,896
Deferred tax liabilities:				
Amortization	$	(39,061)	$	(24,436)
Operating lease right-of-use assets		(8,110)		(9,198)
Depreciation		(6,307)		(5,389)
Deferred revenue		(6,041)		(5,316)
Total deferred tax liabilities	$	(59,519)	$	(44,339)
Net deferred tax assets (liabilities)	$	9,794	$	11,557

In determining its income tax provisions, the Company calculated deferred tax assets and liabilities for each separate jurisdiction. The Company then considered a number of factors, including positive and negative evidence related to the realization of its deferred tax assets, to determine whether a valuation allowance should be recognized with respect to its deferred tax assets.

The Company began to capitalize research and development ("R&D") expenditures in 2022 in accordance with the Tax Cuts and Jobs Act of 2017 ("TCJA") which requires that R&D expenditures be capitalized and amortized for income tax purposes over five years for domestic research and fifteen years for foreign research, rather than being deducted as incurred. This has the effect of increasing the Company's cash taxes and deferred tax assets. For the year ended December 31, 2024, the Company's deferred tax assets related to capitalized R&D expenditures increased $9.5 million, which also created an effective tax rate benefit of 2.0% by increasing the Company's Foreign Derived Intangible Income deduction.

During the years ended December 31, 2024, and December 31, 2023, the Company recorded an additional valuation allowance of $1.9 million, and $2.1 million, respectively.

As of December 31, 2024, the Company had valuation allowances on Canada net operating and capital loss carryforwards, U.K. capital loss carryforwards, certain U.S. state net operating losses, and state and foreign tax credits that the Company has determined that they are not more likely than not to be realized. In conjunction with the Company's ongoing review of its actual results and anticipated future earnings, the Company continuously reassesses the possibility of releasing the valuation allowance currently in place on its deferred tax assets.

As of December 31, 2024, the Company had net operating loss carry forwards of $6.8 million (tax effected). Of this amount, approximately $6.5 million relates to Canada and begins to expire starting in 2033 and had a full valuation allowance. The remainder $0.3 million relates to various U.S. jurisdictions, of which $0.1 million can be carried forward indefinitely and the remaining $0.2 million will begin to expire in 2025 through 2036, on which the Company records a valuation allowance of $0.1 million. In addition, the Company had capital loss carryforwards of $5.8 million, which can be carried forward indefinitely and had a full valuation allowance. Of this amount, $4.9 million, $0.8 million and $0.1 million relates to Canada, the U.K and other foreign jurisdictions, respectively.

As of December 31, 2023, the Company had net operating loss carryforwards of $5.7 million (tax effected). Of this amount, approximately $5.2 million relates to Canada and begins to expire starting in 2033 and had a full valuation allowance. The remaining $0.5 million relates to various U.S jurisdictions, which will expire between 2024 and 2043. In addition, the Company had capital loss carryforwards of $5.6 million, which can be carried forward indefinitely and had a full valuation allowance. Of this amount, $4.9 million related to Canada and the remaining $0.7 million related to the U.K.

As of December 31, 2024, the Company had tax credit carryforwards of approximately $3.8 million, before accounting for $0.6 million of uncertain tax positions recorded against the credit carryforward. Approximately $2.6 million relates to U.S. state credits and will expire through 2039, and on which the Company maintains a full valuation allowance, $0.5 million relates to the U.S. federal foreign tax credits which will expire through 2034. The remaining $0.7 million relates to Canada and can be carried forward indefinitely. The U.S. federal and Canadian tax credit carryforwards also have a full valuation allowance recorded against them.

As of December 31, 2023, the Company had tax credit carryforwards of approximately $3.7 million. Approximately $3.0 million relates to the U.S. and other immaterial foreign jurisdictions and will expire through 2039, and $0.7 million relates to Canada and can be carried forward indefinitely. The Company had a $2.9 million valuation allowance on these tax credit carryforwards.

As of December 31, 2024, the Company had disallowed business interest expense carryforwards of $1.5 million under Section 163(j) of the Internal Revenue Code. These carryforwards have no expiration date and can be utilized indefinitely to offset future taxable income, subject to the limitations of Section 163(j). No business interest expense carryforward existed as of December 31, 2023.

Income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting purposes over the tax basis of investments in foreign subsidiaries that are essentially permanent in nature. This amount becomes taxable upon the repatriation of assets from a subsidiary or a sale or liquidation of a subsidiary. The amount of undistributed earnings of foreign subsidiaries totaled $494.9 million as of December 31, 2024. The estimated unrecognized income tax and foreign withholding tax liability on these undistributed earnings is approximately $7.3 million.

As of December 31, 2024, the Company's total amount of gross unrecognized tax benefits was $4.8 million, of which $4.1 million would favorably affect the effective tax rate if benefited. Over the next twelve months, the Company may need to recognize up to $0.8 million of previously recorded unrecognized tax benefits due to statute of limitations closures. Furthermore, the Company believes there are no jurisdictions in which the outcome of unresolved issues or claims is likely to be material to its results of operations, financial position or cash flows. Furthermore, the Company believes that it has adequately provided for all significant income tax uncertainties.

The reconciliation of the total amounts of unrecognized tax benefits is as follows (in thousands):

Balance at December 31, 2021	$ 4,797
Additions based on tax positions related to the current year	553
Additions for tax positions of prior years	34
Reductions to tax positions of prior years	(563)
Reductions to tax positions resulting from a lapse of the applicable statute of limitations	(572)
Settlements with tax authorities	—
Balance at December 31, 2022	4,249
Additions based on tax positions related to the current year	561
Additions for tax positions of prior years	47
Reductions to tax positions of prior years	(22)
Reductions to tax positions resulting from a lapse of the applicable statute of limitations	(492)
Settlements with tax authorities	—
Balance at December 31, 2023	4,343
Additions based on tax positions related to the current year	949
Additions for tax positions of prior years	204
Reductions to tax positions of prior years	(42)
Reductions to tax positions resulting from a lapse of the applicable statute of limitations	(615)
Settlements with tax authorities	—
Balance at December 31, 2024	$ 4,839

The Company recognizes interest and penalties related to uncertain tax positions in income tax provision. As of December 31, 2024 and 2023, the Company had approximately $0.8 million and $0.7 million, respectively, of accrued interest and penalties related to uncertain tax positions. During the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company recognized $0.1 million, $0.1 million and $0.1 million, respectively, of expense for an increase in interest and penalties related to uncertain tax positions.

The Company files income tax returns in Canada, the U.S., and various foreign jurisdictions. Generally, the Company is no longer subject to U.S. or foreign income tax examinations, including transfer pricing tax audits, by tax authorities for the years before 2014.

The Company's income tax returns may be reviewed by tax authorities in the following countries for the following periods under the appropriate statute of limitations:

United States	2019 - Present
Canada	2017 - Present
United Kingdom	2023 - Present
Germany	2017 - Present
Czech Republic	2022 - Present
China	2014 - Present
Japan	2019 - Present

16. Restructuring, Acquisition and Related Costs

The following table summarizes restructuring, acquisition and related costs recorded in the accompanying consolidated statements of operations for the periods indicated (in thousands):

	Year Ended December 31,		
	2024	2023	2022
2024 restructuring	$ 10,486	$ —	$ —
2022 restructuring	—	8,961	1,414
2020 restructuring	—	2,853	2,994
Total restructuring related charges	$ 10,486	$ 11,814	$ 4,408
Acquisition and related charges	$ 3,223	$ 1,000	$ (24)
Total restructuring, acquisition and related costs	$ 13,709	$ 12,814	$ 4,384

2024 Restructuring

As a result of the Company's acquisitions and ongoing integration activities, the Company initiated the 2024 restructuring program in the first quarter of 2024 in order to reduce operating complexity. During the year ended December 31, 2024, the Company recorded $10.5 million in severance, facility related and other charges in connection with the 2024 restructuring program. As of December 31, 2024, the Company had incurred cumulative costs of $10.5 million related to this restructuring program. The Company anticipates substantially completing the 2024 restructuring program in the first half of 2025 and expects to incur additional restructuring charges of $4.0 million to $5.0 million related to the 2024 restructuring program.

The following table summarizes restructuring costs associated with the 2024 restructuring program by reportable segment (in thousands):

	Year Ended December 31,	Cumulative Costs as of
	2024	December 31, 2024
Automation Enabling Technologies	$ 3,198	$ 3,198
Medical Solutions	6,769	6,769
Unallocated costs	519	519
Total	$ 10,486	$ 10,486

2022 Restructuring

As a result of the Company's ongoing evaluations and efforts to reduce its operating costs, while improving efficiency and effectiveness, the Company initiated the 2022 restructuring program in the third quarter of 2022. This program was focused on reducing operating complexity in the Company, including reducing infrastructure costs and streamlining the Company's operating model to better serve its customers. In addition, the program was focused on cost reduction actions to improve gross margins for the overall company. As of December 31, 2024, the Company had incurred cumulative costs of $10.4 million related to the 2022 restructuring program. The 2022 restructuring program was completed in the fourth quarter of 2023.

The following table summarizes restructuring costs associated with the 2022 restructuring program by reportable segment (in thousands):

	Year Ended December 31,		Cumulative Costs as of
	2023	2022	December 31, 2024
Automation Enabling Technologies	$ 6,771	$ 1,358	$ 8,129
Medical Solutions	1,359	56	1,415
Unallocated costs	831	—	831
Total	$ 8,961	$ 1,414	$ 10,375

2020 Restructuring

As a result of the Company's ongoing evaluations and efforts to reduce its operating costs, while improving efficiency and effectiveness, the Company initiated the 2020 restructuring program in the third quarter of 2020. This program was focused on reducing operating complexity in the Company, including reducing infrastructure costs and streamlining the Company's operating model to better serve its customers. In addition, the program was focused on cost reduction actions to improve gross margins for the overall company. As of December 31, 2024, the Company had incurred cumulative costs of $16.7 million related to the 2020 restructuring program. The 2020 restructuring program was completed in the fourth quarter of 2023. In January 2025, the Company sold an owned facility with a $3.6 million gain.

The following table summarizes restructuring costs associated with the 2020 restructuring program by reportable segment (in thousands):

	Year Ended December 31,		Cumulative Costs as of December 31, 2024
	2023	2022	
Automation Enabling Technologies	$ 2,853	$ 2,775	$ 13,827
Medical Solutions	—	217	2,716
Unallocated costs	—	2	173
Total	$ 2,853	$ 2,994	$ 16,716

Roll-forward of Accrued Expenses Related to Restructuring Programs

The following table summarizes the accrual activities, by component, related to the Company's restructuring programs recorded in the accompanying consolidated balance sheets (in thousands):

	Total	Employee Related	Facility Related	Other
Balance at December 31, 2022	$ 2,410	$ 1,902	$ 452	$ 56
Restructuring charges	11,814	5,832	4,452	1,530
Cash payments	(8,867)	(6,675)	(1,379)	(813)
Non-cash write-offs and other adjustments [1]	(2,507)	(21)	(1,845)	(641)
Balance at December 31, 2023	2,850	1,038	1,680	132
Restructuring charges	10,486	8,165	2,034	287
Cash payments	(5,898)	(3,469)	(2,007)	(422)
Non-cash write-offs and other adjustments	(687)	(44)	(646)	3
Balance at December 31, 2024	$ 6,751	$ 5,690	$ 1,061	$ —

[1] Non-cash write-offs and other adjustments included impairment of assets amounting to $2.5 million.

Acquisition and Related Charges

Acquisition costs incurred in connection with business combinations, primarily including finders' fees, legal, valuation and other professional or consulting fees, totaled $3.5 million, $1.0 million, and $1.4 million during 2024, 2023, and 2022, respectively. Acquisition related costs/(income) recognized under earn-out agreements in connection with acquisitions totaled $(0.3) million, zero, and $(1.4) million during 2024, 2023, and 2022, respectively. A majority of the acquisition and related costs of $3.2 million for 2024 were not allocated to any of the reportable segments.

17. Commitments and Contingencies

Purchase Commitments

As of December 31, 2024, the Company had purchase commitments primarily for inventory purchases of $138.7 million. These purchase commitments are expected to be incurred as follows: $126.3 million in 2025, $11.4 million in 2026 and $1.0 million in 2027.

Legal Proceedings

The Company is subject to various other legal proceedings and claims that arise in the ordinary course of business. The Company reviews the status of each significant matter and assesses the potential financial exposure on a quarterly basis. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. Significant judgment is required in both the determination of the probability of an exposure and the determination as to whether the exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available as of the date of the consolidated balance sheet. As additional information becomes available, the Company reassesses the potential liability related to any pending claims and litigation and may revise its estimates. The Company does not believe that the outcome of these claims will have a material adverse effect on its consolidated financial statements but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect on its consolidated financial statements.

Guarantees and Indemnifications

In the normal course of its operations, the Company executes agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, sale of assets, sale of products and operating leases. Additionally, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which they are involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. Certain of the Company's officers and directors are also a party to indemnification agreements with the Company. These indemnification agreements provide, among other things, that the director and officer shall be indemnified to the fullest extent permitted by applicable law against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such officer or director in connection with any proceeding by reason of their relationship with the Company. In addition, the indemnification agreements provide for the advancement of expenses incurred by such director or officer in connection with any proceeding covered by the indemnification agreement, subject to the conditions set forth therein and to the extent such advancement is not prohibited by law. The indemnification agreements also set out the procedures for determining entitlement to indemnification, the requirements relating to notice and defense of claims for which indemnification is sought, the procedures for enforcement of indemnification rights, the limitations on and exclusions from indemnification, and the minimum levels of directors' and officers' liability insurance to be maintained by the Company.

On July 1, 2013, the Company provided a Guarantee (the "Guarantee") in favor of the trustees of the U.K. Plan with respect to all present and future obligations and liabilities, whether actual or contingent and whether owed jointly or severally and in any capacity whatsoever, of Novanta Technologies U.K. Limited, a wholly owned subsidiary of Novanta Inc.

Credit Risks and Other Uncertainties

The Company maintains financial instruments such as cash and cash equivalents and trade receivables. From time to time, certain of these instruments may subject the Company to concentrations of credit risk whereby one institution may hold a significant portion of the cash and cash equivalents, or one customer may represent a large portion of the accounts receivable balances.

As of December 31, 2024, and December 31, 2023, one customer represented approximately 13% and 10%, respectively, of the Company's outstanding accounts receivable balance. Credit risk with respect to trade accounts receivable is generally minimized because of the diversification of the Company's operations, as well as its large customer base and its geographic dispersion.

Certain components and materials included in the Company's products are currently purchased from single source suppliers. There can be no assurance that a disruption of the supply of such components and materials would not create substantial manufacturing delays and additional cost to the Company.

The Company's operations involve a number of other risks and uncertainties including, but not limited to, the effects of general economic conditions, rapidly changing technologies, and international operations.

18. Segment Information

Reportable Segments

The Company's Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM utilizes financial information to make decisions about allocating resources and assessing performance for the entire Company. The CODM evaluates the performance of, and allocates resources to, its segments based on revenue, gross profit and operating income. The Company's reportable segments have been identified based on commonality and adjacency of end markets and customers amongst the Company's individual product lines.

During the fourth quarter of 2024, the Company updated its organizational structure and re-aligned its financial reporting structure under two reportable segments: Automation Enabling Technologies and Medical Solutions. Prior to the reorganization, the Company's historical reportable segments were: Precision Medicine and Manufacturing, Robotics and Automation, and Medical Solutions. Prior period segment financial information has been recast to align with the new reportable segments herein, as well as in Notes 6 and 16.

Automation Enabling Technologies

The Automation Enabling Technologies segment designs, manufactures and markets laser beam delivery components, laser beam delivery solutions, CO_2 lasers, solid state lasers, ultrafast lasers, optical and inductive encoders, precision motors, integrated stepper motors, servo drives, motion control solutions, intelligent robotic end-of-arm technology solutions, and air bearing spindles to customers worldwide. The segment serves highly demanding applications for advanced industrial processes, advanced industrial and medical robotics, other medical and life science automation applications, and medical laser procedures such as ophthalmology applications. The vast majority of the segment's product offerings are sold to OEM customers. The segment sells the majority of these products directly, utilizing a highly technical sales force, and also sells some indirectly, through resellers and distributors.

Medical Solutions

The Medical Solutions segment designs, manufactures and markets a range of medical grade technologies, including medical insufflators and endoscopic pumps and related disposables, laser beam delivery solutions, video processing and streaming and capture, machine vision technologies, radio frequency identification ("RFID") technologies, barcode identification technologies, thermal chart recorders, light and color measurement technologies, touch panel displays, and advanced motion control solutions. The vast majority of the segment's product offerings are sold to OEM customers. The segment sells the majority of these products directly, utilizing a highly technical sales force, and also sells some indirectly, through resellers and distributors.

Reportable Segment Financial Information

Results of operations, depreciation and amortization expenses, accounts receivable and inventories by reportable segments for the periods indicated were as follows (in thousands):

	Year Ended December 31, 2024		
	Automation Enabling Technologies	Medical Solutions	Total
Revenue	$ 490,620	$ 458,625	$ 949,245
Cost of revenue	249,364	260,176	
Amortization of purchased intangible assets	6,281	8,492	
Gross profit	234,975	189,957	424,932
Research and development and engineering	39,026	57,110	
Selling, general and administrative	75,423	53,798	
Amortization of purchased intangible assets	11,207	14,587	
Restructuring, acquisition, and related costs	2,916	6,930	
Segment operating income	106,403	57,532	163,935
Unallocated costs	—	—	(53,351)
Interest income (expense), net	—	—	(31,489)
Other income (expense), net	—	—	(29)
Income before income taxes	$ 106,403	$ 57,532	$ 79,066

	Year Ended December 31, 2023		
	Automation Enabling Technologies	Medical Solutions	Total
Revenue	$ 499,220	$ 382,442	$ 881,662
Cost of revenue	257,377	206,550	
Amortization of purchased intangible assets	7,045	5,105	
Gross profit	234,798	170,787	405,585
Research and development and engineering	43,024	49,440	
Selling, general and administrative	72,860	49,227	
Amortization of purchased intangible assets	12,942	7,503	
Restructuring, acquisition, and related costs	9,691	1,359	
Segment operating income	96,281	63,258	159,539
Unallocated costs	—	—	(49,043)
Interest income (expense), net	—	—	(25,818)
Other income (expense), net	—	—	(930)
Income before income taxes	$ 96,281	$ 63,258	$ 83,748

	Year Ended December 31, 2022				
	Automation Enabling Technologies		Medical Solutions		Total
Revenue	$	534,090	$	326,813	$ 860,903
Cost of revenue		281,689		181,908	
Amortization of purchased intangible assets		7,396		5,874	
Gross profit		245,005		139,031	384,036
Research and development and engineering		45,444		40,416	
Selling, general and administrative		73,554		42,634	
Amortization of purchased intangible assets		17,662		8,676	
Restructuring, acquisition, and related costs		2,920		432	
Segment operating income		105,425		46,873	152,298
Unallocated costs		—		—	(49,219)
Interest income (expense), net		—		—	(15,616)
Other income (expense), net		—		—	(304)
Income before income taxes	$	105,425	$	46,873	$ 87,159

	Year Ended December 31,					
		2024		2023		2022
Depreciation and Amortization Expenses						
Automation Enabling Technologies	$	23,873	$	26,680	$	32,334
Medical Solutions		29,818		18,578		20,425
Unallocated		1,872		1,354		399
Total	$	55,563	$	46,612	$	53,158

	December 31,			
		2024		2023
Accounts Receivable				
Automation Enabling Technologies	$	70,829	$	71,131
Medical Solutions		80,197		68,279
Total accounts receivable	$	151,026	$	139,410
Inventories				
Automation Enabling Technologies	$	89,009	$	103,326
Medical Solutions		55,597		46,045
Total inventories	$	144,606	$	149,371
Total segment assets	$	295,632	$	288,781

	December 31,			
		2024		2023
Total Assets				
Total segment assets	$	295,632	$	288,781
Cash and cash equivalents		113,989		105,051
Prepaid income taxes and income taxes receivable		8,076		8,105
Prepaid expenses and other current assets		15,951		13,360
Property, plant and equipment, net		113,135		109,449
Operating lease assets		42,908		38,302
Deferred tax assets		22,887		27,862
Other assets		5,991		5,617
Intangible assets, net		185,844		145,022
Goodwill		584,098		484,507
Total	$	1,388,511	$	1,226,056

NOVANTA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
AS OF DECEMBER 31, 2024

Geographic Information

The Company aggregates geographic revenue based on the customer location where products are shipped. Revenue from these customers is summarized for the periods indicated as follows (in thousands, except percentage data):

	Year Ended December 31,					
	2024		2023		2022	
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
United States	$ 487,114	51.3%	$ 418,265	47.4%	$ 372,345	43.3%
Germany	123,244	13.0	128,229	14.5	133,728	15.5
Rest of Europe	128,871	13.6	137,027	15.6	137,803	16.0
China	84,562	8.9	73,444	8.3	97,178	11.3
Rest of Asia-Pacific	107,054	11.3	105,350	12.0	101,596	11.8
Other	18,400	1.9	19,347	2.2	18,253	2.1
Total	$ 949,245	100.0%	$ 881,662	100.0%	$ 860,903	100.0%

Long-lived assets consist of property, plant and equipment, net, and are aggregated based on the location of the assets. A summary of these long-lived assets is as follows (in thousands):

	December 31,	
	2024	2023
United States	$ 25,207	$ 23,899
Germany	31,684	35,318
U.K.	34,078	28,734
Czech Republic	15,345	14,100
China	6,561	7,114
Rest of World	260	284
Total	$ 113,135	$ 109,449

Revenue by End Market

The Company primarily operates in two end markets: the medical market and the advanced industrial market. Revenue by end market was approximately as follows:

	Year Ended December 31,		
	2024	2023	2022
Medical	55%	54%	49%
Advanced Industrial	45%	46%	51%
Total	100%	100%	100%

The majority of the revenue from the Automation Enabling Technologies segment is generated from sales to customers in the advanced industrial market. The majority of the revenue from the Medical Solutions segment is generated from sales to customers in the medical market.

Significant Customers

During the years ended December 31, 2024 and December 31, 2023, respectively, an OEM customer primarily from the Medical Solutions segment accounted for approximately 10% of the Company's consolidated revenue. No customer accounted for greater than 10% of the Company's consolidated revenue during the year ended December 31, 2022.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

The information required by this Item 9 was previously reported in the Company's Current Report on Form 8-K that was filed with the Securities and Exchange Commission on March 15, 2024.

Item 9A. *Controls and Procedures*

The required certifications of our Chief Executive Officer and Chief Financial Officer are included in Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K. The disclosures set forth in this Item 9A contain information concerning the evaluation of our disclosure controls and procedures, management's report on internal control over financial reporting and changes in internal control over financial reporting referred to in those certifications. Those certifications should be read in conjunction with this Item 9A for a more complete understanding of the matters covered by the certifications.

Evaluation of Disclosure Controls and Procedures as of December 31, 2024

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of December 31, 2024. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There has been no change to our internal control over financial reporting during the fiscal quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making their assessment, our management utilized the criteria set forth in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our evaluation under the framework in *Internal Control—Integrated Framework* (2013*)*, issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included in this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Novanta Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Novanta Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 25, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 25, 2025

Item 9B. *Other Information*

Rule 10b5-1 Trading Plans

No officers or directors adopted, modified, and/or terminated a "Rule 10b5-1 trading agreement" or a "non-Rule 10b5-1 trading agreement," as defined in Item 408 of Regulation S-K, during the three months ended December 31, 2024.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference to the Company's Definitive Proxy Statement for the 2025 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 10. *Directors, Executive Officers and Corporate Governance*

All of the Company's directors, officers and employees must act in accordance with the Code of Ethics and Business Conduct, which has been adopted by the Company's Board of Directors. A copy of the Code of Ethics and Business Conduct is available on the Company's website at *https://www.novanta.com* in the "About Us" section. (This website address is not intended to function as a hyperlink, and the information contained in our website is not intended to be a part of this filing). The Company intends to satisfy the disclosure requirement under Nasdaq rules regarding waivers or under Item 5.05 of Form 8-K regarding disclosure of an amendment to, or waiver from, a provision of this Code of Ethics and Business Conduct, including with respect to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Company's website at *https://www.novanta.com* in the "About Us" section, unless a Form 8-K is otherwise required by law or applicable listing rules.

We have adopted an insider trading policy governing the purchase, sale, and other disposition of our securities by our directors, officers, and employees, and by the Company. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules, and regulations and listing standards applicable to the Company. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The following table sets forth information with respect to the Company's directors and executive officers as of February 25, 2025:

Name	Age	Position with Novanta	Principal Employment
Executive Officers			
Matthijs Glastra	56	Chair of the Board and Chief Executive Officer of Novanta	Same
Robert Buckley	50	Chief Financial Officer of Novanta	Same
John Lesica	49	Co-Chief Operating Officer, Medical Solutions	Same
Chuck Ravetto	54	Co-Chief Operating Officer, Automation Enabling Technologies	Same
Michele Welsh	51	General Counsel and Corporate Secretary of Novanta	Same
Non-Employee Directors			
Lonny J. Carpenter	63	Director Independent Lead Director Chair of the Compensation Committee Member of the Environmental, Social and Governance ("ESG") Committee	Former Group President of Stryker Corporation, a medical technologies company
Barbara B. Hulit	58	Director Member of the Audit Committee Member of the ESG Committee	Former Senior Vice President of Fortive Corporation, a diversified industrial technology growth company, and President and Chief Executive Officer of Fortive's Advanced Healthcare Solutions segment
R. Matthew Johnson	49	Director	President and Chief Executive Officer of Silicon Labs, a global semiconductor technology company, since 2022.
Mary Katherine Ladone	58	Director	Former Corporate Officer and Senior Vice President, Corporate Development, Strategy & Investor Relations at Hill-Rom Holdings, Inc., a medical technology company.
Maxine L. Mauricio	53	Director Chair of the ESG Committee	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary of EMCOR Group, Inc., a provider of facilities construction and industrial services
Thomas N. Secor	54	Director Member of the Audit Committee Member of the ESG Committee	Managing Director of Morningside Heights Capital, an investment firm
Darlene J. S. Solomon	66	Director Member of the Compensation Committee	Former Senior Vice President and Chief Technology Officer of Agilent Technologies, Inc. a global leader in the life sciences, diagnostics and applied chemical markets
Frank A. Wilson	66	Director Chair of the Audit Committee Member of the Compensation Committee	Former Chief Financial Officer and Senior Vice President of PerkinElmer, Inc., a life sciences diagnostics, discovery and analytical solutions company

The remainder of the response to this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required to be disclosed by this item is contained in the Proxy Statement for the Company's Annual Meeting of Shareholders scheduled to be held on May 29, 2025 and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Documents filed as part of this report:

1. List of Financial Statements

The financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

2. List of Financial Statement Schedules

All schedules are omitted because they are not applicable or not required or the required information is shown in the consolidated financial statements or notes thereto.

3. List of Exhibits

		Incorporated by Reference				
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
2.1†	Securities Purchase Agreement, dated November 14, 2023, by and between Novanta Corporation, Motion Solutions Holdings LLC and Motion Solutions Parent Corp. including Amendment to Securities Purchase Agreement dated January 1, 2024 by and between by the parties thereto.	10-K	001-35083	2.3	02/28/2024	
3.1	Certificate and Articles of Continuance of the Registrant, dated March 22, 1999	S-3	333-202597	3.1	03/09/2015	
3.2	By-Laws of the Registrant, as amended	10-K	001-35083	3.2	03/01/2021	
3.3	Articles of Reorganization of the Registrant, dated July 23, 2010	8-K	000-25705	3.1	07/23/2010	
3.4	Articles of Amendment of the Registrant, dated May 26, 2005	10-K	001-35083	3.4	03/01/2023	
3.5	Articles of Amendment of the Registrant, dated December 29, 2010	8-K	000-25705	3.1	12/29/2010	
3.6	Articles of Amendment of the Registrant, dated May 11, 2016	8-K	001-35083	10.1	05/12/2016	
3.7	Articles of Amendment of the Registrant, dated April 29, 2022	10-Q	001-35083	3.6	05/10/2022	
4.1	Specimen Stock Certificate	10-K	001-35083	4.1	02/28/2018	
4.2	Form of Indenture, between the Registrant and Wilmington Trust, National Association	S-3	333-229912	4.2	05/10/2022	
4.3	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K	001-35083	4.3	03/01/2023	
10.1††	Novanta Inc. 2010 Incentive Award Plan (Amended and Restated Effective March 19, 2021), as amended	8-K	001-35083	10.1	05/17/2021	

| | | Incorporated by Reference | | | | Filed/ |
| | | | | | | Furnished |
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Herewith
10.2††	Form of Deferred Stock Unit Award Agreement	10-K	001-35083	10.59	03/30/2011	
10.3††	Form of Stock Option Grant Notice and Stock Option Agreement	10-Q	001-35083	10.2	08/02/2016	
10.4	Amended and Restated Lease, dated May 1, 2012, by and between GSI Group Inc. and 125 Middlesex Turnpike, LLC	8-K	001-35083	10.1	05/04/2012	
10.5††	Form of Performance Stock Unit Award Grant Notice and Performance Stock Unit Award Agreement	10-Q	001-35083	10.3	08/02/2016	
10.6	Third Amended and Restated Credit Agreement, dated as of December 31, 2019, by and among Novanta Corporation, Novanta Inc., Novanta UK Investments Holding Limited, Novanta Europe GmbH, Bank of America, N.A., as Administrative Agent, Swing Line Lender, L/C Issuer and lender, BofA Securities, Inc., as Joint Lead Arranger, JP Morgan Chase Bank, N.A., as Joint Lead Arranger, Co-Syndication Agent and lender, Wells Fargo Securities LLC, as Joint Lead Arranger, Wells Fargo Bank, National Association, as Co-Syndication Agent and lender, Silicon Valley Bank, as Co-Documentation Agent and lender, TD Bank, N.A., as Co-Documentation Agent and lender, Bank of Montreal, as Co-Documentation Agent and lender, and HSBC Bank USA, N.A and HSBC Bank UK., as lenders	8-K	001-35083	10.1	01/03/2020	
10.7	Lease Agreement, dated as of May 31, 2013, by and between JADAK, LLC and Hancock Part Development, LLC	10-Q	001-35083	10.3	05/06/2014	
10.8††	Amended and Restated Employment Agreement, dated April 21, 2017, between Novanta Inc. and Matthijs Glastra	8-K	001-35083	10.1	04/24/2017	
10.9††	Amended and Restated Employment Agreement, dated April 21, 2017, between Novanta Inc. and Robert Buckley	8-K	001-35083	10.2	04/24/2017	
10.10††	Employment Agreement, dated April 21, 2017, between Novanta Inc. and Brian Young	8-K	001-35083	10.3	04/24/2017	
10.11††	Form of New Restricted Stock Unit Award Agreement	10-Q	001-35083	10.1	05/08/2017	
10.12††	Form of New Performance Stock Unit Award Grant Notice and Performance Stock Unit Award Agreement	10-Q	001-35083	10.2	05/08/2017	
10.13††	Form of Indemnification Agreement, by and between Novanta Inc. and certain officers and directors	10-Q	001-35083	10.2	11/01/2017	
10.14††	Form of Indemnification Agreement, by and between Novanta Corporation and certain officers and directors	10-Q	001-35083	10.3	11/01/2017	
10.15	First Amendment, dated May 7, 2018, to Amended and Restated Lease (dated as of May 1, 2012) by and between Novanta Corporation and 125 Middlesex Turnpike, LLC	10-Q	001-35083	10.2	05/08/2018	
10.16††	Novanta Inc. Non-Employee Director Compensation Policy	10-Q	001-35083	10.2	08/08/2023	
10.17††	Form of Director Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement	10-Q	001-35083	10.2	11/06/2018	
10.18	First Amendment to Third Amended and Restated Credit Agreement, dated March 27, 2020	8-K	001-35083	10.1	03/31/2020	

Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
			Incorporated by Reference			
10.19	Second Amendment to Third Amended and Restated Credit Agreement, dated June 2, 2020	10-Q	001-35083	10.1	08/06/2020	
10.20	Third Amendment to Third Amended and Restated Credit Agreement, dated September 22, 2021	10-Q	001-35083	10.1	11/09/2021	
10.21	Fourth Amendment to Third Amended and Restated Credit Agreement, Dated October 5, 2021	8-K	001-35083	10.1	10/07/2021	
10.22††	Form of Restricted Stock Unit Award Grant Notice and Agreement	10-Q	001-35083	10.2	05/11/2021	
10.23††	Form of Operating Cash Flow Performance Stock Unit Award Grant Notice and Agreement	10-Q	001-35083	10.3	05/11/2021	
10.24	Fifth Amendment to Third Amended and Restated Credit Agreement, dated March 10, 2022	8-K	001-35083	10.1	03/15/2022	
10.25††	Employment Agreement, dated July 11, 2022, between Novanta Inc. and Michele Welsh	10-Q	001-35083	10.1	08/09/2022	
10.26††	Form of Grant Notice and Award Agreement for Performance Stock Unit Awards with rTSR Modifier	10-Q	001-35083	10.1	05/09/2023	
19.1	Policy Regarding Trades in Securities by Directors, Officers, Company Personnel and Other Insiders					*
21.1	Subsidiaries of the Registrant					*
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)					*
23.2	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP)					*
31.1	Chief Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
31.2	Chief Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
97.1	Policy for Recovery of Erroneously Awarded Compensation	10-K	001-35083	97.1	02/28/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).					*

† Certain schedules or appendices to this exhibit have been omitted pursuant to Regulation S-K Item 601(a)(5). A copy of any omitted schedule will be furnished to the Securities and Exchange Commission or its staff upon request.

†† This exhibit constitutes a management contract, compensatory plan, or arrangement.

* Filed herewith

** Furnished herewith

Item 16. *Form 10-K Summary*

    None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novanta Inc.

By: /s/ Matthijs Glastra

Matthijs Glastra
Chief Executive Officer

Date: February 25, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Novanta Inc. (Registrant)

Name	Title	Date
/s/ Matthijs Glastra **Matthijs Glastra**	Chair of the Board of Directors, Chief Executive Officer	February 25, 2025
/s/ Robert J. Buckley **Robert J. Buckley**	Chief Financial Officer	February 25, 2025
/s/ John J. Burke **John J. Burke**	Chief Accounting Officer	February 25, 2025
/s/ Lonny J. Carpenter **Lonny J. Carpenter**	Lead Director	February 25, 2025
/s/ Barbara B. Hulit **Barbara B. Hulit**	Director	February 25, 2025
/s/ R. Matthew Johnson **R. Matthew Johnson**	Director	February 25, 2025
/s/ Mary Katherine Ladone **Mary Katherine Ladone**	Director	February 25, 2025
/s/ Maxine L. Mauricio **Maxine L. Mauricio**	Director	February 25, 2025
/s/ Thomas N. Secor **Thomas N. Secor**	Director	February 25, 2025
/s/ Darlene J.S. Solomon **Darlene J.S. Solomon**	Director	February 25, 2025
/s/ Frank A. Wilson **Frank A. Wilson**	Director	February 25, 2025

FACTORS AFFECTING FUTURE PERFORMANCE

Certain statements in this release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on current expectations and assumptions that are subject to risks and uncertainties. All statements contained in this Annual Report that do not relate to matters of historical fact should be considered forward-looking statements, and are generally identified by words such as "expect," "intend," "anticipate," "estimate," "believe," "future," "could," "should," "plan," "aim," and other similar expressions. These forward-looking statements include, but are not limited to, statements regarding anticipated financial performance and financial position; expectations regarding our end markets and market position; our competitive position, including our positioning for long-term growth; expectations regarding our ability to navigate difficult macroeconomic conditions and other statements that are not historical facts. These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, but not limited to, the following: economic and political conditions and the effects of these conditions on our customers' businesses, capital expenditures and level of business activities; our dependence upon our ability to respond to fluctuations in product demand; our ability to continuously innovate, to introduce new products in a timely manner, and to manage transitions to new product innovations effectively; customer order timing and other similar factors; disruptions or breaches in security of our or our third-party providers' information technology systems; risks associated with our operations in foreign countries; our increased use of outsourcing in foreign countries; risks associated with increased outsourcing of components manufacturing; our exposure to increased tariffs, trade restrictions or taxes on our products; our ability to contain or reduce costs; violations of our intellectual property rights and our ability to protect our intellectual property against infringement by third parties; risk of losing our competitive advantage; the loss of sales, or significant reduction in orders from, any major customers; our failure to successfully integrate recent and future acquisitions into our business; our ability to attract and retain key personnel; our restructuring and realignment activities; product defects or problems integrating our products with other vendors' products; disruptions in the supply of certain key components and other goods from our suppliers; our failure to accurately forecast component and raw material requirements leading to additional costs and significant delays in shipments; production difficulties and product delivery delays or disruptions; our exposure to extensive medical device regulations, which may impede or hinder the approval, certification or sale of our products and, in some cases, may ultimately result in an inability to obtain approval or certification of certain products or may result in the recall or seizure of previously approved or certified products; potential penalties for violating foreign and U.S. federal and state healthcare laws and regulations; impact of healthcare industry cost containment and healthcare reform measures; changes in governmental regulations related to our business or products; actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards, and other requirements; our failure to implement new information technology systems successfully; changes in foreign currency rates; our failure to realize the full value of our intangible assets; our reliance on original equipment manufacturer customers; increasing scrutiny and changing expectations from investors, customers, governments and other stakeholders and third parties with respect to corporate sustainability policies and practices; the effects of climate change and related regulatory responses; our exposure to the credit risk of some of our customers and in weakened markets; being subject to U.S. federal income taxation even though we are a non-U.S. corporation; changes in tax laws and fluctuations in our effective tax rates; any need for additional capital to adequately respond to business challenges or opportunities and repay or refinance our existing indebtedness, which may not be available on acceptable terms or at all; our existing indebtedness limiting our ability to engage in certain activities; volatility in the market price for our common shares; and our failure to maintain appropriate internal controls in the future. Other important risk factors that could affect the outcome of the events set forth in these statements and that could affect the Company's operating results and financial condition are discussed in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by our subsequent filings with the Securities and Exchange Commission. Such statements are based on the Company's beliefs and assumptions and on information currently available to the Company. The Company disclaims any obligation to publicly update or revise any such forward-looking statements as a result of developments occurring after the date of this document except as required by law.

FORM 10-K

This Annual Report includes a copy of our Annual Report on Form 10-K for the year ended December 31, 2024, excluding exhibits, as filed with the SEC and available on our website at https://www.novanta.com. We will, upon written request and payment of an appropriate processing fee, provide our shareholders with copies of the exhibits to our Annual Report on Form 10-K. Please send your request to Novanta Inc., 125 Middlesex Turnpike, Bedford, MA 01730, Attention: Investor Relations.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

This Annual Report contains the non-GAAP financial measures of Adjusted EBITDA, Organic Revenue Growth and Adjusted Diluted EPS. A tabular reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measures are set forth below.

Adjusted EBITDA (Non-GAAP): [1]

	Year Ended December 31,	
	2024	**2023**
(in thousands of U.S. dollars)	(Unaudited)	(Unaudited)
Net Income (GAAP)	$ 64,087	$ 72,878
Interest (income) expense, net	31,489	25,818
Income tax provision	14,979	10,870
Depreciation and amortization	55,563	46,612
Share-based compensation	23,307	25,588
Restructuring and acquisition related costs	13,714	12,819
Acquisition inventory fair value adjustments	2,777	—
Inventory related charges associated with a product line closure	2,493	473
Officer transition costs	1,411	—
Other non-operating income (expense), net	29	1,171
Adjusted EBITDA (non-GAAP)	$ 209,849	$ 196,229
Adjusted EBITDA Margin (non-GAAP)	22.1 %	22.3 %

(1) The Company defines Adjusted EBITDA as income before deducting interest (income) expense, income taxes provision (benefit), depreciation, amortization, non-cash share-based compensation, restructuring, acquisition and divestiture related costs, acquisition fair value adjustment, inventory related charges associated with product line closures, officer transition costs, other non-operating income (expense) items, including foreign exchange gains (losses), and net periodic pension costs of the Company's frozen U.K. defined benefit pension plan. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA as a percentage of Revenue. The Company believes Adjusted EBITDA and Adjusted EBITDA Margin provide useful and supplementary information to investors regarding the operating results of the Company because of the significant changes that have occurred outside of the Company's day-to-day business in accordance with the execution of the Company's strategy. This strategy includes streamlining the Company's existing operations through site and functional consolidations, strategic divestitures and product line closures, expanding the Company's business through significant internal investments, and broadening the Company's product and service offerings through acquisition of innovative and complementary technologies and solutions. The financial impact of certain elements of these activities, particularly acquisitions, divestitures, and site and functional restructurings, is often large relative to the Company's overall financial performance and can adversely affect the comparability of its operating results and investors' ability to analyze the business from period to period. Adjusted EBITDA is used by management to evaluate operating performance, communicate financial results to the Board of Directors, benchmark results against historical performance and the performance of peers, and evaluate investment opportunities, including acquisitions and divestitures. In addition, Adjusted EBITDA is used as one of the performance metrics to determine bonus payments for senior management and employees and to measure the payout of certain performance-based restricted stock units. Accordingly, the Company believes that these non-GAAP measures provide greater transparency and insight into management's method of analysis. In evaluating Adjusted EBITDA, you should be aware that, in the future, the Company may incur expenses that are the same as, or similar to, some of the adjustments listed above.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Continued)

Organic Revenue Growth (Non-GAAP): (1)	**Year Ended December 31, 2024 Compared to Year Ended December 31, 2023**
	(Unaudited)
Reported Revenue Growth (GAAP)	**7.7%**
Less: Change attributable to acquisitions	9.4%
Plus: Change due to foreign currency	0.1%
Organic Revenue Growth (non-GAAP)	**(1.6)%**

(1) The Company defines the term "organic revenue" as revenue excluding the impact from business acquisitions, divestitures, product line discontinuations, and the effect of foreign currency translation. The Company uses the related term "organic revenue growth" to refer to the financial performance metric of comparing current period organic revenue with the reported revenue of the corresponding period in the prior year. The Company believes that this non-GAAP financial measure, when taken together with our GAAP financial measures, allows the Company and its investors to better measure the Company's performance and evaluate long-term performance trends. Organic revenue growth also facilitates easier comparisons of the Company's performance with prior and future periods and relative comparisons to its peers. The Company excludes the effect of foreign currency translation from these measures because foreign currency translation is subject to volatility and can obscure underlying business trends. The Company excludes the effect of acquisitions and divestitures because these activities can vary dramatically between reporting periods and between the Company and its peers, which the Company believes makes comparisons of long-term performance trends difficult for management and investors. Organic Revenue Growth is also used as a performance metric to determine bonus payments for senior management and employees.

Adjusted Diluted EPS (Non-GAAP): (1)	**Year Ended December 31,**			
		2024		**2023**
(in thousands of U.S. dollars except per share amounts)		**(Unaudited)**		**(Unaudited)**
Net Income (GAAP)	**$**	**64,087**	**$**	**72,878**
Diluted EPS (GAAP)	**$**	**1.77**	**$**	**2.02**
Non-GAAP adjustments:				
Amortization of intangible assets (2)		40,567		32,595
Restructuring costs (3)		10,486		11,814
Acquisition related costs (3)		3,223		1,000
Acquisition fair value adjustments (2)		2,777		—
Inventory related charges associated with a product line closure(4)		2,493		473
Other non-recurring cost		—		241
Officer transition costs(4)		1,411		—
Foreign exchange transaction (gains) losses, net (5)		(413)		255
Total Non-GAAP adjustments before income taxes		60,544		46,378
Tax effect of non-GAAP adjustments (6)		14,480		9,843
Non-GAAP tax adjustments (6)		(1,139)		422
Adjusted Net Income (Non-GAAP)	**$**	**111,290**	**$**	**108,991**
Adjusted Diluted EPS (Non-GAAP)	**$**	**3.08**	**$**	**3.02**
Weighted-average shares outstanding - Diluted		**36,124**		**36,031**

(1) The Company believes Adjusted Diluted EPS provides useful and supplementary information to investors regarding the operating performance of the Company because Adjusted Diluted EPS is used by management to evaluate operating performance, communicate financial results to the Board of Directors, and benchmark results against historical performance and the performance of peers. The Company may also use Adjusted Diluted EPS as a performance metric for certain performance-based restricted stock units issued to executives. Accordingly, the Company believes this non-GAAP measure provides greater transparency and insight into management's method of analysis. In evaluating Adjusted Diluted EPS, you should be aware that in the future the Company may incur expenses that are the same as, or similar to, some of the adjustments listed above.

(2) Amortization of acquired intangible assets and acquisition fair value adjustments are excluded from Adjusted Diluted EPS because (i) these amounts are non-cash; (ii) the Company cannot influence the timing and amount of future expense recognition; and (iii) excluding such expenses provides investors and management better visibility into the components of operating costs.

(3) These amounts relate to the Company's restructuring programs, business acquisitions, divestitures and related activities. Such expenses are excluded from the calculation of Adjusted Diluted EPS due to the significant changes that have occurred outside of the Company's day-to-day business as a result of the execution of the Company's strategy. The financial impact of certain elements of these activities, particularly acquisitions, divestures, and site and functional restructurings, is often large relative to the Company's overall financial performance and can adversely affect the comparability of its operating results and investors' ability to analyze the business from period to period.

(4) The Company excludes inventory related charges associated with a product line closure and officer transition costs as they occurred outside of the Company's day-to-day business.

(5) The Company excludes foreign exchange transaction gains (losses) as the Company cannot fully influence the timing and amount of foreign currency transaction gains (losses).

(6) The Company excludes significant discrete income tax expenses (benefits) related to releases of valuation allowances, benefits or expenses associated with the completion of tax audits, effects of changes in tax laws, effects of acquisition related tax planning actions on our effective tax rate, and the income tax effect of non-GAAP adjustments above.

Non-GAAP financial measures should not be considered as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. They are limited in value because they exclude charges that have a material effect on the Company's reported results and, therefore, should not be relied upon as the sole financial measures to evaluate the Company's financial results. The non-GAAP financial measures are meant to supplement, and to be viewed in conjunction with, GAAP financial measures.

CORPORATE INFORMATION

EXECUTIVE OFFICERS

Matthijs Glastra
Chief Executive Officer, Chair of the Board of Directors

Robert J. Buckley
Chief Financial Officer

Michele D. Welsh
General Counsel and Corporate Secretary

BOARD OF DIRECTORS

Matthijs Glastra
Chair of the Board of Directors, Novanta Inc.

Lonny J. Carpenter, Lead Director
Former Group President, Stryker Corporation

Barbara B. Hulit
Former Senior Vice President of Fortive Corporation

R. Matthew Johnson
President and Chief Executive Officer of Silicon Labs

Mary Katherine Ladone
Former Corporate Officer and Senior Vice President of Hill-Rom Holdings, Inc.

Maxine L. Mauricio
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, EMCOR Group, Inc.

Thomas N. Secor
Managing Director, Morningside Heights Capital, an investment firm

Darlene J.S. Solomon, Ph.D.
Senior Vice President and Chief Technology Officer, Agilent Technologies, Inc.

Frank A. Wilson
Former Chief Financial Officer and Senior Vice President, PerkinElmer, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Novanta Inc.
125 Middlesex Turnpike
Bedford, MA 01730
U.S.A.
Phone: 1-781-266-5700
Fax: 1-781-266-5114

WEBSITE
https://www.novanta.com

ANNUAL MEETING OF SHAREHOLDERS
to be held virtually at:

3:00 p.m. (ET), Thursday, May 29, 2025

www.virtualshareholdermeeting.com/NOVT2025

An Annual Report, a Management Proxy Circular and a form of Proxy will be furnished to each shareholder as of the record date of April 15, 2025.

AUDITORS
Deloitte & Touche LLP
(beginning with fiscal year 2024)
115 Federal Street
Boston, MA 02110

TRANSFER AGENT
Computershare Investor Services
100 University Ave.
8th Floor, North Tower
Toronto, Ontario, M5J 2Y1, Canada
Phone: 1-800-564-6253

Fax: 1-888-453-0330
service@computershare.com

STOCK EXCHANGE
Novanta Inc.'s common shares are listed and traded on the Nasdaq Global Select Market under the ticker symbol "NOVT".



Novanta Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730, USA

Phone: 781-266-5700
info@novanta.com
www.novanta.com